Exhibit 99.1

2016

Annual Information Form

Franco Nevada
The GOLD Investment that WORKS

CAN
9999
.9995
PLATINUM
1 oz.
FINE GOLD
$100

i

GENERAL MATTERS

Unless otherwise noted or the context otherwise indicates, the terms “Franco-Nevada”, “Company”, “Corporation”, “our” and “we” refer to Franco-Nevada Corporation and its subsidiaries.  For reporting purposes, the Corporation presents its financial statements in United States dollars and in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  All dollar amounts in this Annual Information Form (“AIF”) are expressed in United States dollars, except as otherwise indicated.  References to “$” or “dollars” are to United States dollars, references to “C$” are to Canadian dollars, references to “A$” are to Australian dollars and references to “ZAR” are to South African rand.

The information contained in this AIF is as of December 31, 2015, unless otherwise indicated.  More current information may be available on our public website at www.franco-nevada.com or on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com or on the website of the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov.  In addition, we generally maintain supporting materials on our website which may assist in reviewing (but are not to be considered part of) this AIF including Franco-Nevada’s 2016 Asset Handbook, a Glossary of Non-Technical Terms, Glossary of Technical Terms, Certain Oil & Natural Gas Terms and a Metric Conversion Table.

FORWARD LOOKING STATEMENTS

This AIF contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and gold equivalent ounces (“GEOs”) will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Corporation is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; and the integration of acquired assets.  The forward looking statements contained in this AIF are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Corporation’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein.  For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of this AIF filed with the Canadian securities regulatory authorities on www.sedar.com and the SEC on www.sec.gov.  The forward looking statements herein are made as of the date of this AIF only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

CAUTIONARY NOTE REGARDING MINERAL AND OIL AND GAS RESERVE AND RESOURCE ESTIMATES

This AIF has been prepared in accordance with the requirements of Canadian securities laws in effect in Canada, which differ from the requirements of U.S. securities laws.  Unless otherwise indicated, all mineral resource and reserve estimates included in this AIF have been prepared by the owners or operators of the relevant properties (as and to the extent indicated by them) in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian securities regulatory authorities which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if, among other things, the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and resource information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Corporation in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

In addition to NI 43-101, a number of resource and reserve estimates have been prepared in accordance with the JORC Code or the SAMREC Code (as such terms are defined in NI 43-101), which differ from the requirements of NI 43-101 and U.S. securities laws.  Accordingly, information containing descriptions of the Corporation’s mineral properties set forth herein may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.  For more information, see “Reconciliation to CIM Definitions”.

Similarly, the requirements of NI 51-101 for disclosure of oil and gas activities differ significantly from those of the SEC, and disclosure concerning the oil and gas properties in which the Corporation has interests may not be comparable with information made public by companies that report in accordance with U.S. standards. The primary differences between the Canadian requirements and the U.S. standards for oil and gas related disclosure are that:

•                                          NI 51-101 requires disclosure of gross and net reserves using forecast prices, whereas the SEC rules require the disclosure of net reserves estimated using a historical 12-month average price;

•                                          NI 51-101 requires the disclosure of the net present value of future net revenue attributable to all of the disclosed reserves categories, estimated using forecast prices and costs, before and after deducting future income tax expenses, calculated without discount and using discount rates of 5%, 10%, 15% and 20%, whereas the SEC rules require disclosure of the present value of future net cash flows attributable to proved reserves only, estimated using a constant price (the historical 12-month average price) and a 10% discount rate;

•                                          NI 51-101 requires a one-year reconciliation of gross proved reserves, gross probable reserves and gross proved plus probable reserves, based on forecast prices and costs, for various product types, whereas the SEC rules require a three-year reconciliation of net proved reserves, based on constant prices and costs, for less specific product types; and

•                                          NI 51-101 reserve estimates are based on definitions and standards promulgated by the Canadian Oil and Gas Evaluation Handbook and generally recognized industry practices in Canada, whereas SEC reserve estimates are based on different reserves definitions and are prepared in accordance with generally recognized industry practices in the United States.

EXCHANGE RATE INFORMATION

The following table sets out the high and low rates of exchange for one U.S. dollar expressed in Canadian dollars in effect at the end of each of the following periods; the average rate of exchange for those periods; and the rate of exchange in effect at the end of each of those periods, each based on the noon rate published by the Bank of Canada.

	Years ended December 31,
	2015	2014	2013
High	$1.3990	$1.1643	$1.0697
Low	$1.1728	$1.0614	$0.9839
Average for the Period	$1.2787	$1.1045	$1.0299
End of Period	$1.3840	$1.1601	$1.0636

On March 9, 2016 the noon rate was U.S.$1.00 = C$1.3236 as published by the Bank of Canada.

COMMODITY PRICE INFORMATION

	Spot Commodity Prices
	Gold/oz (LBMA Gold Price PM)	Silver/oz (LBMA Silver Price)	Platinum/oz (London PM Fix)	Palladium/oz (London PM Fix)	Oil/C$ bbl (Edmonton Light)	Gas/C$ mcf (AECO-C)
Average for 2013	$1,411	$23.79	$1,487	$725	$93	$3.01
Average for 2014	$1,266	$19.05	$1,385	$803	$94	$4.33
Average for 2015	$1,160	$15.68	$1,054	$691	$57	$2.56

THE CORPORATION

Name, Address and Incorporation

Franco-Nevada was incorporated under the Canada Business Corporations Act on October 17, 2007 and was amalgamated with Franco-Nevada Canada Corporation, its wholly-owned subsidiary, on January 1, 2008. Franco-Nevada’s head office and registered office is currently located at Suite 2000, Commerce Court West, 199 Bay Street, Toronto, Ontario  M5L 1G9.  Franco-Nevada has additional offices in Hastings, Christ Church, Barbados, Denver, Colorado and Perth, Australia, all of which are used to manage its asset portfolio and pursue new investment opportunities.

Intercorporate Relationships

Franco-Nevada has fourteen wholly-owned subsidiaries:  Franco-Nevada Alberta Holdings ULC, Franco-Nevada U.S. Holding Corp., Franco-Nevada U.S. Corporation (“FN U.S.”), Franco-Nevada Idaho Corporation, Franco-Nevada Australia Pty Ltd., Franco-Nevada GLW Holdings Corp., Franco-Nevada (Barbados) Corporation (“FN Barbados”), Franco-Nevada Alberta Corporation, Franco-Nevada Mexico Corporation, S.A. de C.V., Franco-Nevada Canada Holdings Corp., FN Holdings ULC, Franco-Nevada LRC Holdings Corp., Minera Global Copper Chile S.A. and FN Subco Inc.  All subsidiaries are wholly-owned by Franco-Nevada either directly or indirectly and are incorporated under the laws of the jurisdictions set out below.

GENERAL DEVELOPMENT OF FRANCO-NEVADA’S BUSINESS

Overview

Franco-Nevada is the leading precious metals royalty and stream company by both gold revenue and number of precious metal assets. The Company is precious metals-focused but also has the largest and most diversified portfolio of royalties and streams by commodity, geography, revenue type and stage of project.  The portfolio is actively managed with the aim to maintain over 80% of revenue from precious metals (gold, silver & PGM).

The Company does not operate mines, develop projects or conduct exploration.  Franco-Nevada’s business model is focused on managing and growing its portfolio of royalties and streams. The advantages of this business model are:

•                  Exposure to precious metals price optionality;

•                  A perpetual discovery option over large areas of geologically prospective lands with no cost other than the initial investment;

•                  Limited exposure to many of the risks associated with operating companies;

•                  A free cash-flow business with limited cash calls;

•                  A high-margin business that can generate cash through the entire commodity cycle;

•                  A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and

•                  A forward-looking business in which management focuses on growth opportunities rather than operational or development issues.

Franco-Nevada’s financial results in the short-term are primarily tied to the price of commodities and the amount of production from its portfolio of producing assets.  From time to time, financial results are also supplemented by acquisitions of new producing assets.  Over the longer-term, results are impacted by the availability of exploration and development capital applied by other companies to expand or extend Franco-Nevada’s producing assets or to advance Franco-Nevada’s advanced and exploration assets into production.

Franco-Nevada has a long-term focus in making its investments and recognizes it is in a cyclical industry.  Franco-Nevada has historically operated by maintaining a strong balance sheet so that it can make investments during commodity cycle downturns.

Franco-Nevada’s shares are listed on the Toronto and New York stock exchanges under the symbol FNV.  An investment in Franco-Nevada’s shares is expected to provide investors with yield and exposure to gold price and exploration optionality while limiting exposure to many of the risks of operating companies. Since its IPO eight years ago, Franco-Nevada has increased its dividend annually and its share price has outperformed the gold price and all relevant gold equity benchmarks.

Franco-Nevada’s Relative Share Price Performance

Franco-Nevada currently operates a small organization.  As of March 10, 2016, Franco-Nevada has 29 full-time employees and 5 part-time contractors.  As such, Franco-Nevada is dependent upon the continued availability and commitment of its key management, whose contributions to the immediate and future operations of Franco-Nevada are of significant importance. From time to time, Franco-Nevada may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business.  For additional information, see “Risk Factors”.

Corporate Policies

Franco-Nevada currently does not operate any of the mineral or oil & gas assets in which it has royalty, stream or other interests.  However, Franco-Nevada recognizes its business model is dependent on the industry operating in a responsible fashion and actively supports the industry in its efforts and initiatives.  Franco-Nevada may from time to time engage in exploration efforts as part of advancing a property or to conduct due diligence in advance of undertaking an investment.  When doing so, Franco-Nevada undertakes to be guided by the Principles and Guidance for a Framework of Responsible Exploration as set forth by the e3Plus program of the Prospectors and Developers Association of Canada.

Franco-Nevada has adopted policies relating to its business conduct, including a code of business conduct and ethics, an environmental and corporate social responsibility policy and a health and safety policy.  Franco-Nevada was also a leader and founding signatory of the World Gold Council’s Conflict-Free Gold Standard which was published in October 2012.  The Corporation also occasionally makes corporate social investments in cooperation with the operators of its assets.  In 2012, the Corporation committed to fund $500,000 over five years to support the new School of Mines at Laurentian University in Sudbury, Ontario.  In 2013, 2014 and 2015, the Corporation made annual contributions of $100,000 under this commitment.  Additional information relating to these and other policies are contained in Franco-Nevada’s information circular for its annual and special meeting of shareholders held on May 6, 2015 and will also be contained in Franco-Nevada’s information circular for its annual and special meeting of shareholders scheduled to be held on May 4, 2016.  See “Statement of Governance Practices” in such circulars.

Background of Franco-Nevada

Many of Franco-Nevada’s assets were originally acquired and developed by Franco-Nevada Mining Corporation Limited (“Old Franco-Nevada”), Normandy Mining Limited (“Normandy”) and Newmont Mining Corporation (“Newmont”).  Old Franco-Nevada was a publicly-listed company on the Toronto Stock Exchange (the “TSX”) from 1983 to 2002 and had originally acquired royalties at the Goldstrike complex along with many other royalties. In February 2002, Newmont acquired Old Franco-Nevada along with Normandy. Old Franco-Nevada’s assets and part of its management team were incorporated into a new division of Newmont called Newmont Capital Limited (“Newmont Capital”). Newmont Capital’s activities included the management of royalty, investment and project portfolios as well as corporate development.  Pursuant to an acquisition agreement, Franco-Nevada acquired its initial royalty portfolio from Newmont effective December 20, 2007 and also agreed to assume certain liabilities related to such portfolio.  Franco-Nevada then continued to build its asset portfolio through additional acquisitions, adding numerous royalty, stream and other assets since 2007.

Three-Year History

2013

Credit Facility

On January 23, 2013, the Company replaced its $175.0 million credit facility with a $500.0 million unsecured revolving term credit facility with Canadian Imperial Bank of Commerce, as Administrative Agent.  The facility originally had a four-year term and may be used for general corporate purposes, including working capital requirements and funding acquisitions.  On March 18, 2014, the Company extended its credit facility for an additional two years with the amended expiry being March 18, 2019.

On May 22, 2015, Franco-Nevada amended its credit facility which increased the amount available to $750.0 million and extended the maturity to May 2020.  On November 12, 2015, the Company entered into an agreement to increase its credit facility to $1.0 billion while maintaining a $250.0 million accordion and extending the maturity to November 2020.

Acquisition of Brucejack Royalty Interest

On May 13, 2013, Franco-Nevada acquired an existing 1.2% NSR royalty covering Pretium Resources Inc.’s Brucejack gold project in northwestern British Columbia for $45.0 million in cash. The NSR royalty becomes payable after approximately 500,000 ounces of gold and 17.9 million ounces of silver have been produced. The project includes two principal deposits, the Valley of the Kings and the West Zone.

Acquisition of Stibnite Gold (Golden Meadows) Royalty Interest

On May 9, 2013, Franco-Nevada acquired a newly created 1.7% NSR royalty covering Midas Gold Corp.’s (“Midas Gold”) project in Idaho for $15.0 million in cash subject to an option by Midas Gold to re-acquire one-third of the royalty for $9.0 million for a period of three years. As part of the transaction, Franco-Nevada also subscribed for 2,000,000 Midas Gold common share purchase warrants having an exercise price of C$1.23 per common share and a ten year term.

Acquisition of Sissingue Royalty Interest

On May 29, 2013, Franco-Nevada acquired a 0.5% NSR royalty on certain tenements that comprise the Sissingue gold project located in Côte d’Ivoire and operated by Perseus Mining Limited (“Perseus”).  The purchase price was A$2.0 million in cash.

Dividend Reinvestment Plan

On July 9, 2013, Franco-Nevada adopted a Dividend Reinvestment Plan (the “DRIP”), to provide, among other things, eligible holders of common shares in the capital of the Corporation (“Common Shares”) with a means to reinvest dividends declared and payable to them as shareholders (less any withholding tax) in additional Common Shares of Franco-Nevada.  Currently, such Common Shares are issued from treasury at a 3% discount to the market price.  The discount may be adjusted in future but cannot exceed 5%.  Shareholders were able to participate in the DRIP starting with the October 2013 dividend payment.

Acquisition of Kirkland Lake Royalty Interest

On October 31, 2013, Franco-Nevada acquired a 2.5% NSR royalty on Kirkland Lake Gold Inc.’s (“KLG”) properties in Kirkland Lake, Ontario for $50.0 million in cash.  KLG has a three-year option to buy back 1% of the NSR for $36.0 million (less the royalty proceeds attributable to the buy-back portion of the NSR royalty that have been paid to Franco-Nevada prior to the date of the buy back).

Acquisition of Barrick Royalty Portfolio Interests

On November 4, 2013, Franco-Nevada completed its acquisition of a portfolio of approximately 20 royalties from Barrick Gold Corporation (“Barrick”) for $20.9 million in cash.  Producing royalties have been added to the Company’s portfolio from the Osborne copper/gold mine and Henty gold mine, both in Australia, as well as a 3% NSR royalty on the Hardrock project, located in Ontario, which has been classified as an advanced royalty. The Hardrock project is being advanced by Greenstone Gold Mines L.P. (the “Greenstone Partnership”), a 50/50 partnership formed in March 2015 between Premier Gold Mines Limited and Centerra Gold Inc. (“Centerra”).  As part of the Greenstone Partnership, Centerra agreed to make capital contributions to the partnership in the aggregate amount of C$185 million to complete a comprehensive technical and economic feasibility study (including an updated Mineral Resource estimate).  The majority of the remaining royalties are classified as exploration covering over 2,000 square kilometres of prospective geology.

2014

Equity Financing

On August 21, 2014, the Company completed a bought deal financing with a syndicate of underwriters for 8,375,000 Common Shares at $59.75 per Common Share.  The net proceeds to the Company were $479.8 million after deducting underwriters’ commissions and offering expenses of $20.6 million.  The Common Shares were sold on a bought deal basis pursuant to an underwriting agreement dated August 14, 2014 (the “2014 Underwriting Agreement”) between Franco-Nevada and a syndicate of investment dealers led by RBC Dominion Securities Inc., CIBC World Markets Inc., and BMO Nesbitt Burns Inc.

Acquisition of Candelaria Gold and Silver Stream

On October 6, 2014, the Company announced its agreement to acquire a gold and silver stream on production from the Candelaria and Ojos del Salado project (the “Candelaria project”) located in Chile from Lundin Mining Corporation (“Lundin”) following Lundin’s acquisition of Candelaria from Freeport-McMoRan Inc. (“Freeport”).  The transaction closed November 3, 2014 with an effective date of July 1, 2014.  The Company provided an up-front deposit of $648.0 million to acquire a gold and silver stream and purchased C$25.0 million of Lundin’s common shares.  The stream covers 68% of the payable gold and silver from 100% of the mine (85% of the Lundin-attributable gold and silver).  The stream will reduce to 40% (50% of Lundin-attributable gold and silver) after 720,000 ounces of gold and 12 million ounces of silver have been delivered to Franco-Nevada.  The Company will pay an ongoing price equal to the lesser of (i) $400 per ounce of gold and the spot price at the time of delivery and (ii) $4.00 per ounce of silver and the spot price at the time of delivery.  This price will escalate by 1% per annum following the third anniversary of the closing.  On July 29, 2015, Franco-Nevada and Lundin finalized certain post-closing items with Franco-Nevada making an additional and final $7.5 million payment due to an increase in the reserves under the stream agreement.

Acquisition of Sabodala Gold Stream

On January 15, 2014, Franco-Nevada acquired a 6% gold stream on Teranga Gold Corporation’s (“Teranga”) Sabodala gold project located in Senegal, Africa. Under the terms of the gold stream agreement, Franco-Nevada funded a $135.0 million deposit in exchange for 22,500 ounces of gold per year, payable monthly, for the first six years of the agreement, after which the Company will purchase 6% of the gold produced from Sabodala. Franco-Nevada will pay 20% of the market price of gold for each ounce delivered under the agreement.

Acquisition of Fire Creek/Midas Interests

On February 11, 2014, Franco-Nevada entered into a gold purchase agreement with Klondex Mines Ltd. (“Klondex”) and acquired a 2.5% NSR royalty on Klondex’s Fire Creek and Midas properties, both of which are located in Nevada, U.S., for total consideration of $35.0 million in cash. Under the terms of the gold purchase agreement, Klondex will deliver a total of 38,250 ounces of gold, payable monthly, starting June 2014 until December 31, 2018 following which the NSR royalty will become payable on gold produced from the Fire Creek and Midas properties.

New Prosperity Permitting

On February 27, 2014 the Government of Canada announced that it will not issue the federal authorizations necessary for Taseko Mines Limited’s (“Taseko”) New Prosperity project to proceed.  Franco-Nevada has committed to provide a $350 million deposit and certain warrant consideration for the construction of New

Prosperity when the project is fully permitted and financed.  Franco-Nevada’s financing commitment remains available to Taseko, but can be terminated at the option of Franco-Nevada.

Acquisition of Cerro Moro Royalty Interest

On April 23, 2014, Franco-Nevada acquired from AngloGold Ashanti Limited (“AngloGold Ashanti”) an existing 2% NSR royalty on Yamana Gold Inc.’s (“Yamana”) Cerro Moro project located in Argentina for $19.6 million. Cerro Moro is an advanced high grade gold-silver exploration deposit which is Yamana’s priority development asset.

Acquisition of AngloGold Ashanti Portfolio

On June 9, 2014, Franco-Nevada acquired eight royalties on Australian exploration properties from AngloGold Ashanti Australia Limited for $2.5 million.

Acquisition of Karma Gold Stream

On August 11, 2014, Franco-Nevada and Sandstorm Gold Inc. (“Sandstorm”) entered into a $120.0 million syndicated stream financing agreement with True Gold Mining Inc. (“True Gold”) in exchange for a 6.5% gold stream on True Gold’s Karma project, located in Burkina Faso, West Africa.  Under the terms of the agreement, the parties committed to provide True Gold with $100.0 million in initial funding and provided True Gold with an option to increase the funding by up to $20.0 million until February 11, 2016 which was subsequently extended to August 11, 2016.  If True Gold exercises its option to increase the funding, True Gold is obligated to deliver up to 30,000 additional ounces of gold over eight quarters, pro-rata to the amount exercised starting 18 months from the initial draw under the option. Franco-Nevada has a 75% interest in the stream and Sandstorm has a 25% interest.  Over a period of five years, starting March 31, 2016, True Gold shall deliver to the parties, an aggregate of 20,000 ounces of gold each year, for a total of 100,000 ounces (excluding any amounts owing under the increase option).  Thereafter, True Gold shall deliver 6.5% of the gold produced at Karma to the parties.  The parties will pay 20% of the spot price of gold to True Gold for each ounce delivered under the agreement.  The Company made its final payment under its initial commitment on January 8, 2016. In addition, True Gold exercised its option and drew down an additional $5 million on January 8, 2016.

Termination of Palmarejo Gold Stream and Acquisition of Guadalupe Gold Stream

On October 2, 2014, the Company acquired a new 50% gold stream on Coeur Mining, Inc.’s (“Coeur”) Palmarejo/Guadalupe project located in Mexico. Under the terms of the new agreement, the Company was required to fund a $22.0 million deposit which will be used to partially fund the development of the Guadalupe underground mine.  The $22.0 million deposit was paid in instalments which was completed on October 15, 2015.  The new gold stream will become effective following the completion of the minimum obligation under Franco-Nevada’s existing Palmarejo gold stream which is expected to be reached by mid-2016.  The Company agreed to terminate its existing gold stream on Palmarejo following the completion of the 400,000 ounce minimum obligation in exchange for a cash payment of $2.0 million.

2015

Acquisition of Antamina Silver Stream

On October 7, 2015, the Company, through a wholly-owned Canadian subsidiary, acquired a silver stream from Teck Resources Limited (“Teck”) on production from the Antamina mine located in Peru.  In exchange for a $610.0 million advance payment, the Company will purchase all recovered silver from Teck’s attributable 22.5% interest in the Antamina mine, subject to a fixed silver payability of 90%.

The Company will pay 5% of the spot silver price for each ounce delivered under the stream agreement.  The stream will reduce by one-third after 86 million ounces of silver have been delivered under the stream agreement, which is estimated to occur in 30 years assuming current throughput.

Cobre Panama Precious Metals Stream

On October 7, 2015, the Company announced it had finalized terms of a replacement precious metals stream agreement for First Quantum Minerals Ltd.’s (“First Quantum”) Cobre Panama project located in Panama.  The changes from the original agreement relate to streamlining reporting arrangements and providing First Quantum with greater flexibility to finance the project while maintaining the Company’s security package.  The principal commercial terms of the replacement agreement remain the same as the original agreement including that the Company will provide a $1.0 billion deposit against future deliveries of gold and silver from Cobre Panama.  The deposit will be funded on a pro-rata basis of 1:3 with First Quantum’s 80% share of the capital costs in excess of $1.0 billion.  Initial funding of $337.9 million was made by the Company on November 3, 2015 using existing cash on hand and the use of the Company’s credit facility.

Base Shelf Prospectus

On November 27, 2015, Franco-Nevada filed a new short form base shelf prospectus (the “2015 Base Shelf Prospectus”) in Canada and the U.S. which allows the Corporation to offer and issue from time to time Common Shares, preferred shares, debt securities, warrants to purchase Common Shares, preferred shares or debt securities and subscription receipts or any combination thereof for an aggregate initial offering price of up to $1 billion (or the equivalent thereof in other currencies) during the 25-month period that the 2015 Base Shelf Prospectus, including any amendments thereto, remains effective.

Acquisition of Dublin Gulch (Eagle) Royalty Interest

On January 14, 2015, Franco-Nevada acquired royalties on the Eagle deposit located in the Yukon for $7.0 million.

Acquisition of Ring of Fire Royalty Interests

On April 28, 2015, Franco-Nevada acquired certain royalty rights including in the Ring of Fire mining district of Ontario by providing $28.5 million in loan and royalty financing to Noront Resources Ltd.

Acquisition of Additional Weyburn Unit Working Interest

On November 6, 2015, Franco-Nevada purchased an additional 0.29% working interest in the Weyburn Unit for C$6.4 million.

2016

Equity Financing

On February 19, 2016, the Company completed a bought deal financing with a syndicate of underwriters for 19,228,000 Common Shares, including the exercise in full by the underwriters of an over-allotment option of 2,508,000 Common Shares, at a price of $47.85 per Common Share.  The net proceeds to the Company were $884.3 million after deducting underwriters’ commissions and offering expenses of $35.8 million.  The Common Shares were sold on a bought deal basis pursuant to an underwriting agreement dated February 11, 2016 (the “2016 Underwriting Agreement”) between Franco-Nevada and a syndicate of investment dealers led by BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc. and Scotia Capital Inc.

Acquisition of Antapaccay Precious Metals Stream

On February 26, 2016, the Company through its wholly-owned subsidiary, FN Barbados, acquired, from Glencore plc (“Glencore”), a precious metals stream with reference to production from the Antapaccay mine (the “Glencore Stream”).  The Antapaccay mine is located in Southern Peru and is wholly-owned and operated by Glencore and its subsidiaries.  FN Barbados made a one-time $500 million advance payment for the Glencore Stream.  In accordance with the terms of the stream agreement, gold and silver deliveries to FN Barbados will initially be determined by reference to copper shipments until 630,000 ounces of refined gold and 10 million ounces of refined silver have been delivered. For each 1,000 tonnes of copper in concentrate shipped, FN Barbados will receive 300 ounces of gold and 4,700 ounces of silver until the previously mentioned thresholds are met. Thereafter, FN Barbados will receive 30% of the gold and silver shipped.  FN Barbados will make ongoing payments of 20% of the spot gold and silver price per ounce delivered and 30% of the respective spot prices once 750,000 ounces of gold and 12.8 million ounces of silver have been delivered.

2016 Guidance

The following contains forward looking statements about our guidance for 2016.  Reference should be made to the “Forward Looking Statements” section at the beginning of this AIF.  For a description of material factors that could cause our actual results to differ materially from the forward looking statements below, please see the “Forward Looking Statements” section of this AIF and the “Risk Factors” section of this AIF filed with the Canadian securities regulatory authorities on www.sedar.com and our most recent Form 40-F filed with the SEC on www.sec.gov.

Franco-Nevada realized record growth from its mineral assets in 2015. Mineral assets contributed 360,070 GEOs and $28.0 million in revenue from oil & gas assets.  This compares to Franco-Nevada’s updated guidance of 347,300

GEOs to 370,000 GEOs and $20.0 million to $30.0 million in revenue from oil & gas assets.

For 2016, Franco-Nevada is expecting to receive between 425,000 and 445,000 GEOs from its mineral assets and $15.0 million to $25.0 million from its oil & gas assets. Of the 425,000 to 445,000 GEOs, Franco-Nevada expects to receive 295,000 to 305,000 GEOs under its various stream agreements compared to 222,670 GEOs in 2015.

GEOs include our gold, silver, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by Franco-Nevada. For net profit interest (“NPI”) royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium and other minerals were converted to GEOs by dividing the associated revenue, which includes settlement adjustments, by the average gold price for the period. For our 2016 guidance, silver, platinum and palladium metals have been converted to GEOs using commodity prices of $1,200/oz Au, $15/oz Ag, $900/oz Pt and $500/oz Pd.  For 2016, the WTI oil price is assumed to average $35 per barrel with a $3.50 per barrel price differential for Canadian oil.  2016 guidance assumes the continued steady state of operations from our assets and is also based on the expectations set out below.

We expect to fund approximately $130.0 million to $150.0 million in 2016 in connection with our precious metals stream agreement on Cobre Panama.

More specifically, we expect the following with respect to our key asset categories for 2016:

•                  Precious Metals — U.S.:  Overall GEOs from U.S. gold assets are expected to be slightly lower in 2016 compared with 2015. Goldstrike royalty ounces are expected to be higher with Barrick’s thiosulphate project continuing to ramp up. Fire Creek/Midas are expected to deliver 8,000 ounces in 2016 pursuant to the agreement. Gold Quarry is expected to deliver 11,293 royalty ounces in 2016 as payments will be based on the minimum royalty provision. GEOs from Stillwater and Bald Mountain are expected to be lower.

•                  Precious Metals — Canada:  GEOs earned from Canadian assets in 2016 are expected to be slightly lower than 2015 levels. Detour and Hemlo royalty ounces are expected to be higher as Detour continues to ramp-up production and higher production levels are expected at Hemlo. These increases are expected to be partially offset by declines in production from other Canadian assets.

•                  Precious Metals — Latin America:  GEOs from Latin America will grow significantly with Franco-Nevada benefitting from a full year of production from Antamina and the Antapaccay acquisition.

•                  Precious Metals — Rest of World:  Rest of World gold assets are expected to generate higher GEOs in 2016 with 12,500 GEOs expected under the Karma stream in 2016.

•                  Other minerals:  GEOs from other minerals are expected to be lower in 2016 as Osborne has lowered its production forecast.

•                  Oil & Gas: For 2016, oil & gas revenues are projected to be $15.0 million to $25.0 million reflecting significantly lower oil price assumptions compared to last year.

For 2016, the Company estimates depletion to be $250.0 million to $275.0 million.

EXPLANATION OF ROYALTIES, STREAMS AND OTHER INTERESTS

A royalty is a payment to a royalty holder by a property owner or an operator of a property and is typically based on a percentage of the minerals or other products produced or the revenues or profits generated from the property. The granting of a royalty to a person usually arises as a result of: (i) paying part of the consideration payable to land owners, prospectors or junior mining companies for the purchase of their property interests; (ii) providing capital in exchange for granting a royalty; or (iii) converting a participating interest in a joint venture relationship into a royalty.

Royalties are not typically working interests in a property.  Therefore, depending on the nature of the royalty interest and the laws applicable to the royalty and project, the royalty holder is generally not responsible for, and has no obligation to contribute, additional funds for any purpose, including, but not limited to, operating or capital costs, or environmental or reclamation liabilities. Typically, royalty interests are established through a contract between the royalty holder and the property owner, although many jurisdictions permit the holder to also register or otherwise record evidence of a royalty interest in applicable mineral title or land registries. The unique characteristics of royalties may provide royalty holders with special commercial benefits not available to the property owner because the royalty holder may enjoy the upside potential of the property with reduced risk.

Revenue-based Royalties:  The majority of royalty revenues that Franco-Nevada receives are royalties based on revenues from the value of production. The key types of revenue-based royalties are described in general terms below:

Net Smelter Return (“NSR”) royalties are based on the value of production or net proceeds received by the operator from a smelter or refinery. These proceeds are usually subject to deductions or charges for transportation, insurance, smelting and refining costs as set out in the royalty agreement. For gold royalties, the deductions are generally minimal, while for base metal projects the deductions can be much more substantial. This type of royalty generally provides cash flow that is free of any operating or capital costs and environmental liabilities. A smaller percentage NSR in a project can effectively equate to the economic value of a larger percentage profit or working interest in the same project.

Gross Royalties (“GR”) or Gross Overriding Royalties (“GOR”) are based on the total revenue stream from the sale of production from the property with few, if any, deductions.  Some contracts refer to gross proceeds (“GP”) which have been characterized as comparable to GRs in this document.

Overriding Royalties (“ORR”) and Lessor or Freehold Royalties (“FH”) are based on the proceeds from gross production and are usually free of any operating, capital and environmental costs. These terms are usually applied in the oil & gas industry.

Profit-based Royalties: Franco-Nevada also receives a portion of its revenues from royalties that are calculated based on profits, as described below:

Net Profit Interest (“NPI”) is based on the profit realized after deducting costs related to production as set out in the royalty agreement.  NPI payments generally begin after payback of capital costs.  Although the royalty holder is generally not responsible for providing capital, covering operating losses or environmental liabilities, increases in production costs will affect net profits and royalties payable.

Net Royalty Interest (“NRI”) is paid net of operating and capital costs similar to an NPI.

Fixed Royalties:  Franco-Nevada has a small number of fixed royalties. These are royalties that are paid based on a set rate per tonne mined, produced or processed or even a minimum for a period of time rather than as a percentage of revenue or profits. These types of royalties are more common for iron ore, coal and industrial minerals and usually do not have exposure to changes in the underlying commodity price.

The royalty types listed above can include additional provisions that allow them to change character in different circumstances or have varying rates. Some examples are as follows:

Minimum Royalty (“MR”) is a provision included in some royalties that requires fixed payments at a certain level even if the project is not producing, or the project is producing at too low a rate to achieve the minimum.

Advance Minimum Royalty (“AMR”) is similar to an MR except that, once production begins, the minimum payments already paid are often credited against subsequent royalty payments from production that exceeds the minimum.

Sliding Scale Royalty (“Sliding Scale” or “ss”) refers to royalties where the royalty percentage is variable. Generally this royalty percentage is indexed to metal prices or a production threshold.  Generally, a minimum or maximum percentage would be applied to such a royalty.

Capped Royalty (“Capped”) refers to royalties that expire or cease payment after a particular cumulative royalty amount has been paid or a set production volume threshold or time period has been reached.

Royalties can be commodity specific and, for instance, apply only to gold or hydrocarbons or have varying royalty structures for different commodities from the same property. Royalties can be restricted or varied by metallurgy, ore type or even by stratigraphic horizon. Generally, the contract terms for royalties in the oil & gas business are more standardized than those found in the mineral business.

Streams:  Streams are distinct from royalties.  They are metal purchase agreements where, in exchange for an upfront deposit and ongoing payments for metal delivered, the holder purchases all or a portion of one or more metals produced from a mine, at a preset price.  In the case of gold, the agreements typically provide for the purchase price to be the spot price at the time of delivery with a fixed price per ounce (typically $400 with a small inflationary adjustment or a percentage of spot price for gold) payable in cash and the balance paid by applying the upfront deposit.  Once the upfront deposit is fully applied, the purchase price is typically, in the case of streams which provide for a fixed price per ounce as opposed to a percentage of the spot price, the lesser of the fixed price per ounce payable in cash and the spot price at the time of delivery.  Precious metals streams are well suited to co-product production providing incentive to the operator to produce the precious metals.  Because streams can also be used as a form of financing a project, the stream structure may also help maintain the borrowing capacity for the project.  Streams can provide higher leverage to commodity price changes as a result of the fixed purchase price per ounce.

Working Interests (“WI”):  A working interest is significantly different than a royalty or stream in that a holder of a WI owns an undivided possessory interest in the land or leasehold itself, and is liable for its share of capital, operating and environmental costs, usually in proportion to its ownership percentage, and it receives its pro-rata share of revenue. Minority working or equity interests are not considered to be royalties because of the ongoing funding commitments, although they can be similar in their calculations to NPIs.

Example of a Royalty (NSR or NPI) versus a Stream

Assume for one ounce of gold, a sales price of $1,200, a “stream cost” of $400 per ounce and an “all-in sustaining cost”(1) of $801 per ounce.  Also assume that Franco-Nevada has a 4% NSR, a 4% NPI or WI or a 4% stream.

	NSR	Stream	Developed NPI or WI
One ounce sold at	$1,200	$1,200	$1,200
Applicable cost	—	$400	$801	(1)
Margin for calculation	$1,200	$800	$399

NSR, Stream or NPI %	4%	4%	4%
Revenue per ounce to FNV	$48	$32	$16

(1)         For applicable costs for a developed NPI or WI, Franco-Nevada is, for illustrative purposes, assuming Barrick’s 2015 all-in sustaining cash cost measure, as Barrick represents the largest gold company by production and reserves, as well as being the operator of two assets at which Franco-Nevada has NPI interests.  Excluded from the all-in sustaining measure are general and administrative costs as Franco-Nevada also has such costs which have not been reflected in the applicable cost for NSRs or streams.

Based on the above economics, a comparable percentage NSR is three times more valuable than an equivalent Developed NPI or WI and 50% more valuable than a stream interest.  With changes to the gold price, the NPI or WI would demonstrate the most leverage while the NSR would provide the most down side protection.  The stream provides commodity price leverage similar to a low cost operating company with more certainty as to future costs.

TECHNICAL AND THIRD PARTY INFORMATION

Except where otherwise stated, the disclosure in this AIF relating to properties and operations on the properties in which Franco-Nevada holds royalty, stream or other interests is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at March 9, 2016 (except where stated otherwise), and none of this information has been independently verified by Franco-Nevada.  Specifically, as a royalty or stream holder, Franco-Nevada has limited, if any, access to properties included in its asset portfolio.  Additionally, Franco-Nevada may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public.  Franco-Nevada is dependent on the operators of the properties and their qualified persons to provide information to Franco-Nevada or on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Franco-Nevada holds royalty, stream or other interests and generally has limited or no ability to independently verify such information.  Although Franco-Nevada does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate.  Some information publicly reported by operators may relate to a larger property than the area covered by Franco-Nevada’s royalty, stream or other interest. Franco-Nevada’s royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

Except where otherwise noted, the disclosure in this AIF relating to mineral reserve and mineral resource statements for individual properties is made as at December 31, 2015.  In addition, numerical information presented in this AIF which has been derived from information publicly disclosed by owners or operators may have been rounded by Franco-Nevada and, therefore, there may be some inconsistencies within this AIF with respect to significant digits presented.

Franco-Nevada considers its stream interests in the Antapaccay project, the Antamina project, the Candelaria project and the Cobre Panama project to be its only material mineral projects for the purposes of NI 43-101.  Franco-Nevada will continue to assess the materiality of its assets as new assets are acquired or move into production.  In addition to Franco-Nevada’s four material projects, the Corporation has also included in this AIF selected mineral asset descriptions for its top ten revenue contributors (excluding the material projects).  For additional information, please refer to Franco-Nevada’s 2016 Asset Handbook which can be found on our website.

Information contained in this AIF with respect to each of the Antapaccay project, the Antamina project, the Candelaria project and the Cobre Panama project has been prepared in accordance with the exemption set forth in section 9.2 of NI 43-101.

The disclosure contained in this AIF of a scientific or technical nature for the Antapaccay project is based on (i) the information disclosed in the document entitled “Antapaccay Mining and Technical Information” and dated effective February 10, 2016, which document was prepared by Compañía Minera Antapaccay S.A. (“CM Antapaccay”), the owner and operator of the Antapaccay project and an indirect wholly-owned subsidiary of Glencore, available on CM Antapaccay’s website at www.glencoreperu.pe; and (ii) the Glencore Statement of Resources & Reserves as at December 31, 2015 and the news release dated February 11, 2016 of Glencore containing the Glencore 2015 Production Report, each available on Glencore’s website.

Unless otherwise noted, the disclosure contained in this AIF of a scientific or technical nature for the Antamina project is based on (i) the information disclosed in the annual information form of Teck dated March 1, 2016 and filed under Teck’s SEDAR profile on March 3, 2016; and (ii) the technical report entitled “Technical Report, Mineral Reserves and Resources, Antamina Deposit, Peru 2010” and dated January 31, 2011, which technical report was prepared for Compañía Minera Antamina S.A. (“CM Antamina”), and filed under Teck’s SEDAR profile on March 22, 2011.

The disclosure contained in this AIF of a scientific or technical nature for the Candelaria project is based on (i) the information disclosed in the annual information form of Lundin dated March 31, 2015 and filed under Lundin’s SEDAR profile on March 31, 2015; (ii) the technical report entitled “Technical Report, for the Candelaria Copper Mining Complex, Atacama Province, Region III, Chile” and dated September 4, 2015, which technical report was prepared for Lundin and filed under Lundin’s SEDAR profile on September 4, 2015 (the “Candelaria Report”), and (iii) the news release dated January 21, 2016 of Lundin containing operating and capital guidance, available on Lundin’s website and filed under Lundin’s SEDAR profile on January 21, 2016.

The disclosure contained in this AIF of a scientific or technical nature for the Cobre Panama project is based on (i) the annual information form of First Quantum dated March 31, 2015 and filed under First Quantum’s SEDAR profile on March 31, 2015, (ii) the technical report entitled “Cobre Panamá Project — Colón Province,

Republic of Panamá — NI 43 - 101 Technical Report” and dated June 30, 2015, which technical report was prepared for First Quantum and filed under First Quantum’s SEDAR profile on July 22, 2015 (the “Cobre Panama Report”), (iii) the news release of First Quantum dated October 5, 2015 and filed under First Quantum’s SEDAR profile on October 6, 2015; and (iv) the news release of First Quantum dated February 18, 2016 and filed under First Quantum’s SEDAR profile on February 19, 2016.

The technical and scientific information contained in this AIF relating to the Antapaccay project, the Antamina project, the Candelaria project and the Cobre Panama project was reviewed and approved in accordance with NI 43-101 by Phil Wilson, C.Eng., Vice President, Technical of the Corporation and a “Qualified Person” as defined in NI 43-101.

The disclosure in this AIF for the reserve assessment and evaluation of the oil & gas reserves was prepared by GLJ Petroleum Consultants Ltd. (“GLJ”) for Franco-Nevada, with an effective date of December 31, 2015, in accordance with NI 51-101.

Reconciliation to CIM Definitions

In this AIF, Franco-Nevada has disclosed a number of resource and reserve estimates covering properties related to the mineral assets that are not based on Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions, but instead have been prepared in reliance upon JORC, SAMREC and SEC Industry Guide 7 (collectively, the “Acceptable Foreign Codes”).  Estimates based on Acceptable Foreign Codes are recognized under NI 43-101 in certain circumstances.

In each case, the mineral resources and mineral reserves reported in this AIF are based on estimates previously disclosed by the relevant property owner or operator, without reference to the underlying data used to calculate the estimates.  Accordingly, Franco-Nevada is not able to reconcile the resource and reserve estimates prepared in reliance on an Acceptable Foreign Code with that of CIM definitions.  Franco-Nevada previously sought confirmation from one of its technical advisory firms, that is comprised of engineers experienced in the preparation of resource and reserve estimates using CIM and each of the Acceptable Foreign Codes, of the extent to which an estimate prepared under an Acceptable Foreign Code would differ from that prepared under CIM definitions.  Franco-Nevada was advised that, while the CIM definitions are not identical to those of the Acceptable Foreign Codes, the resource and reserve definitions and categories are substantively the same as the CIM definitions mandated in NI 43-101 and will typically result in reporting of substantially similar reserve and resource estimates.  Such advisors further confirmed, without reference to the procedures in which the estimates prepared using Acceptable Foreign Codes that are reproduced in this AIF were conducted, that in the course of their preparation of a resource or reserve estimate they would effectively use the same procedures to prepare and report the resource or reserve estimate regardless of the reliance on CIM or any of the Acceptable Foreign Codes.  Such advisors noted two provisos to this confirmation, being (i) SEC Industry Guide 7 prohibits the reporting of resources, and will only permit reporting of reserves, and (ii) it is now generally accepted practice that staff at the SEC expect to see metals prices based on historic three year average prices, while each of CIM and the other Acceptable Foreign Codes permits the author of a resource or reserve estimate to use his or her discretion to establish a reasonable assumed metal price in such calculations.  See “Cautionary Note Regarding Mineral and Oil and Gas Reserve and Resource Reporting Estimates”.

FRANCO-NEVADA’S ASSETS

Franco-Nevada’s assets are categorized by commodity and stage of development.  By commodity, assets are either “Precious Metals”, “Other Minerals” or “Oil & Gas”.  “Precious Metals” includes gold, silver and PGM.  The categories other than Oil & Gas are collectively referred to as “Mineral Assets”.  For presentation purposes, “Precious Metals” encompasses gold, silver, some polymetallic exploration prospects, and platinum group metals including palladium. “Other Minerals” includes base metals, iron ore, coal, industrial and miscellaneous minerals. “Producing” assets are those that have generated revenue from steady-state operations to Franco-Nevada or are expected to in the next year. “Advanced” assets are assets on projects that in management’s view have a reasonable possibility of generating steady-state revenue to Franco-Nevada in the next five years or includes properties under development, permitting, feasibility or advanced exploration. “Exploration” assets represent early stage exploration properties that are speculative and are expected to require more than five years to generate revenue, if ever, or are currently not active.

For accounting purposes, the number of assets has been counted in different manners depending on the category.  Royalties on a producing or advanced property are generally counted as a single asset even if

Franco-Nevada has multiple different royalties on the property, such as at the Goldstrike complex.  Streams covering a group of mines in close proximity and operated by a common operator such as the Sudbury streams have also been counted as one asset.  However, royalties and streams on producing properties that have significant co-products have been counted twice, such as the Robinson royalties for gold and copper or the Sudbury streams for gold and PGM.  Exploration royalties are simply counted by the number of royalty contracts and no effort has been made to consolidate royalties on the same property.  Franco-Nevada’s oil & gas interests are subdivided into, Producing Assets, which include assets that are currently producing oil or natural gas, or Exploration Assets, which are early stage, undeveloped assets, whereby no oil or gas production is expected from Franco-Nevada’s land interests for more than five years, if ever.  Franco-Nevada’s oil & gas interests consist of a variety of working interests and royalty interests which are derived from a large number of underlying leases and contractual agreements covering land positions in western Canada, Quebec, and the Canadian Arctic.  For accounting purposes, these leases and contracts have been grouped into distinct land areas and tabulated as individual assets.  In many cases, Franco-Nevada owns multiple royalties or working interests that pertain to the same land area, and in these circumstances, the interests are counted as a single asset.

As of March 10, 2016, Franco-Nevada estimates that it holds 262 Mineral Assets and 78 Oil & Gas Assets for a total of 340 assets.

Franco-Nevada Asset Tabulation at March 10, 2016

	Precious Metals	Other Minerals	Oil & Gas	TOTAL
Producing	40	6	59	105
Advanced	34	6	—	40
Exploration	138	38	19	195
TOTAL	212	50	78	340

Asset Revenue and Descriptions

The following table sets forth Franco-Nevada’s revenue-generating assets.  The table and following asset descriptions should be read with the following considerations:

•                   For presentation purposes, the table has simplified the details of some royalties and streams.

•                   The terminology and ranges of some of our interests have also been simplified for presentation purposes.

•                   Except where otherwise stated, information of a technical nature in the asset descriptions, including all of the mine information, is based solely on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as of March 9, 2016.  None of this information has been independently verified by Franco-Nevada or its consultants.  See “Technical and Third Party Information”.

•                   Each asset is described in a comparable manner as reported by the property owner or operator, unless otherwise noted.  As a result, units of measurement and numbers of significant digits may not be consistent between asset descriptions.

•                   Except where otherwise stated, reserve and resource figures are for the calendar year ends.

•                   Some information publicly reported by owners or operators may relate to a larger property than the area covered by Franco-Nevada’s royalty or stream interest.

•                   Schematic representations of the properties are meant to be indicative of Franco-Nevada’s understanding of what it is permitted to publicly disclose of the positioning of its royalty or stream interests relative to current operations and should not be treated as fully scaled or complete representations from the operators of those projects.

The subsequent table characterizes the revenue from the Company’s assets by commodity, geography and type.

				Revenue ($ millions)
	Asset	Operator	Interest and %	2015	2014	2013	Notes
P R E C I O U S M E T A L S			(Gold unless noted)
UNITED STATES	Goldstrike	Barrick Gold Corporation	NSR 2-4%, NPI 2.4-6%	$23.4	$21.9	$21.2	1, 2, P
	Stillwater	Stillwater Mining Company	NSR 5% PGM	15.6	22.1	18.0	1, P
	Gold Quarry	Newmont Mining	NSR 7.29%	13.1	14.3	20.7	1, 3, P
	Marigold	Silver Standard Resources	NSR 1.75-5%, GR 0.5-4%	6.0	7.0	8.8	1, 2, 3, 4, P
	Fire Creek/Midas	Klondex Mines Ltd.	NSR 2.5%, Fixed to 2018	8.7	8.4	—	3, Px2
	Bald Mountain	Kinross Gold Corporation	NSR/GR 0.875-5%	8.2	6.7	3.8	1, 2, 3, 4, P
	Mesquite	New Gold Inc.	NSR 0.5-2%	2.1	1.7	2.3	2, P
	Other (9 assets)			0.4	0.7	2.3	Px2, Ax7
CANADA	Sudbury	KGHM International Ltd.	Stream 50% PGM & Gold	23.2	36.3	44.7	1, 6, Px2
	Detour Lake	Detour Gold Corporation	NSR 2%	11.7	11.2	5.9	P
	East Timmins	Kirkland Lake Gold Inc.	NSR 2-15%	10.1	11.5	12.5	3, 4, Px3, A
	Musselwhite	Goldcorp Inc.	NPI 5%	5.4	4.6	3.7	5, P
	Hemlo	Barrick Gold Corporation	NSR 3%, NPI 50%	5.0	9.6	3.1	1, 5, P
	Kirkland Lake	Kirkland Lake Gold Inc.	NSR 2.5-5.5%, NPI 20%	4.6	4.8	0.6	2, 3, P
	Timmins West	Lake Shore Gold Corp.	NSR 2.25%	3.7	4.0	3.2	P
	Canadian Malartic	Yamana/Agnico Eagle	GR 1.5%	1.6	1.2	1.4	P
	Other (8 assets)			0.1	0.4	1.6	Ax8
LATIN AMERICA	Antapaccay	Glencore plc	Stream (indexed)	—	—	—	6, P
	Antamina	Teck Resources Limited	Stream 22.5% Silver	14.4	—	—	6, P
	Candelaria	Lundin Mining Corporation	Stream 68% Gold & Silver	101.6	23.9	—	6, P
	Palmarejo	Coeur Mining, Inc.	Stream 50% Gold & Silver	59.6	66.6	83.5	3, 6, P
	Cerro San Pedro	New Gold Inc.	GR 1.95%	2.9	2.0	3.3	1, P
	Cobre Panama	First Quantum Minerals	Stream (indexed)	—	—	—	A
	Other (5 assets)			1.2	1.3	1.3	Ax5
REST OF WORLD	MWS	AngloGold Ashanti Limited	Stream 25%	26.2	30.5	35.7	6, P
	Sabodala	Teranga Gold Corporation	Stream 6%, Fixed to 2019	28.3	26.3	—	3, P
	Subika	Newmont Mining	NSR 2%	4.3	9.0	14.4	1, P
	Tasiast	Kinross Gold Corporation	NSR 2%	5.0	7.1	6.6	P
	Karma	True Gold Mining Inc.	Stream 4.875%, Fixed to 75koz	—	—	—	6, A
	Duketon	Regis Resources Ltd.	NSR 2%	6.7	7.1	7.9	1, P
	Edikan	Perseus Mining Limited	NSR 1.5%	3.7	3.4	4.1	P
	Cooke 4	Sibanye Gold Limited	Stream 7%	4.2	5.0	3.5	6, P
	Other (18 assets)			4.5	6.2	7.4	Px7; Ax11
	Mineral Exploration (138 assets)			—	—	—	E
				$405.5	$354.8	$321.5
O T H E R M I N E R A L S
	Other Minerals (12 assets)			$10.1	$13.7	$12.4	Px6, Ax6
	Mineral Exploration (38 assets)			—	—	—	E
O I L & G A S
	Weyburn Unit	Cenovus Energy Inc.	NRI 11.71%, ORR 0.44%, WI 2.56%	$21.1	$57.8	$50.7	Px3
	Midale Unit	Apache Canada Ltd.	ORR 1.14%, WI 1.59%	1.8	3.4	3.6	Px2
	Edson	Canadian Natural Resources	ORR 15%	1.7	4.8	4.3	P
	Other (53 assets)			3.4	7.9	8.4	Px53
	Oil & Gas Exploration (19 assets)			—	—	—	E
				$28.0	$73.9	$67.0
R E V E N U E				$443.6	$442.4	$400.9

“NSR”	Net Smelter Return Royalty
“GR”	Gross Royalty
“ORR”	Overriding Royalty
“FH”	Freehold or Lessor Royalty
“NPI”	Net Profits Interest
“NRI”	Net Royalty Interest
“WI”	Working Interest
“P”	“Producing” assets are those that have generated revenue from steady-state operations to Franco-Nevada or are expected to in the next year.
“A”

“Advanced” are assets on projects that in management’s view have a reasonable possibility of generating steady-state revenue to Franco-Nevada in the next five years or includes properties under development, permitting, feasibility or advanced exploration.

“E”	“Exploration” represents assets on early stage exploration properties that are speculative and are expected to require more than five years to generate revenue, if ever, or are currently not active.

1	Does not cover all the Mineral Reserves or Mineral Resources reported for the property by the operator.
2	Percentage varies depending on the claim block of the property.
3	Provides for minimum or advance payments.
4	Percentage varies depending on the commodity price or value of ore.
5	Payable after operator recovers defined exploration and development expenses.
6	These revenue numbers are before the deduction of the purchase cost per ounce.

REVENUE

	2015		2014		2013
	$ millions	%	$ millions	%	$ millions	%
Commodity
Gold	$337.5	76%	$299.2	68%	$269.3	67%
Silver	34.7	8%	5.1	1%	0.6	—
PGM	33.3	8%	50.5	11%	51.6	13%
Other Minerals	10.1	2%	13.7	3%	12.4	3%
Oil & Gas	28.0	6%	73.9	17%	67.0	17%
	$443.6	100%	$442.4	100%	$400.9	100%

Geography
United States	$78.1	18%	$83.4	19%	$77.9	19%
Canada	97.0	22%	157.5	36%	143.9	36%
Latin America	179.7	40%	93.7	21%	88.2	22%
Rest of World	88.8	20%	107.8	24%	90.9	23%
	$443.6	100%	$442.4	100%	$400.9	100%

Type
Revenue-based	$127.7	29%	$156.9	36%	$169.0	42%
Streams	257.6	58%	188.6	43%	167.3	42%
Profit-based	32.1	7%	61.2	14%	42.7	11%
Other	26.2	6%	35.7	7%	21.9	5%
	$443.6	100%	$442.4	100%	$400.9	100%

The following table outlines GEOs attributable to Franco-Nevada for the twelve months ended December 31, 2015, 2014 and 2013 by commodity (excluding oil & gas), geographical location and type of interest.  GEOs include our gold, silver, platinum, palladium and other mineral assets.  GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company.  For NPI royalties, GEOs are calculated taking into account the NPI economics.  Silver, platinum, palladium and other minerals were converted to GEOs by dividing associated revenue by the average gold price for the period.

GOLD EQUIVALENT OUNCES(1)(2)(3)

	For the twelve months ended December 31,
	2015		2014		2013
	#	%	#	%	#	%
Commodity
Gold	291,521	81%	238,318	81%	191,875	80%
Silver	30,427	9%	4,266	2%	422	—
PGM	29,335	8%	39,870	13%	40,007	16%
Other Minerals	8,787	2%	10,961	4%	9,098	4%
	360,070	100%	293,415	100%	241,402	100%
Geography
United States	67,806	19%	66,652	23%	54,436	23%
Canada	60,677	17%	66,297	23%	58,955	24%
Latin America	154,805	43%	75,282	25%	63,157	26%
Rest of World	76,782	21%	85,184	29%	64,854	27%
	360,070	100%	293,415	100%	241,402	100%
Type
Revenue-based	105,085	29%	110,833	38%	102,558	43%
Streams	222,670	62%	150,087	51%	123,387	51%
Profit-based	18,420	5%	18,578	6%	8,060	3%
Other	13,895	4%	13,917	5%	7,397	3%
	360,070	100%	293,415	100%	241,402	100%

(1)         For 2015, silver, platinum and palladium metals have been converted to GEOs using average commodity prices of $1,160/oz gold (2014 - $1,266/oz; 2013 - $1,411/oz), $15.68/oz silver (2014 - $19.05/oz; 2013 - $23.86/oz), $1,054/oz platinum (2014 - $1,385/oz; 2013 - $1,487/oz) and $691/oz palladium (2014 - $803/oz; 2013 - $725).

(2)         The cost of sales associated with stream sales were $80.1 million (2014 - $57.7 million; 2013 - $50.1 million).

(3)         Average gold price realized on Franco-Nevada’s stream ounces approximates average gold price for the period (2015 - $1,160/oz; 2014 - $1,266/oz.; 2013 - $1,411/oz).

Oil & gas revenues are not included in the reported GEO numbers above.

Summary of Mineral Reserves and Mineral Resources

The mineral reserves and mineral resources tabulated in this AIF reflect the most recent publicly disclosed figures by the operators of the assets (converted to a 100% basis where appropriate) in which Franco-Nevada has interests.  However, Franco-Nevada’s interests often do not cover the entire mineral reserve and mineral resource that is publicly reported by the operator.

		Mineral Reserves									Percentage
		Proven			Probable			Proven & Probable			covered by
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	royalty or
	Notes	000s	g/t	000 oz	000s	g/t	000 oz	000s	g/t	000 oz	stream interest
GOLD - UNITED STATES
Goldstrike	1,4,5,6	60,663	3.31	6,457	13,362	4.85	2,082	74,025	3.59	8,539	67%
Gold Quarry	1,7	not available			not available			not available			not available
Marigold	1,8,9	—	—	—	140,300	0.45	2,040	140,300	0.45	2,040	100%
Midas/Fire Creek	3,10,11,12	181	41.83	243	318	14.09	144	498	24.14	387	100%
Bald Mountain	1,13,14,15	13,525	0.98	426	35,558	0.63	716	49,083	0.72	1,142	92%
Mesquite	16,17	8,473	0.51	139	75,807	0.56	1,353	84,280	0.55	1,492	100%
Stibnite	3,18,19	—	—	—	88,964	1.60	4,578	88,964	1.60	4,578	100%
Castle Mountain		—	—	—	—	—	—	—	—	—	—
Hollister	20,21	101	20.62	67	161	19.97	104	262	20.29	171	100%
Pinson	1,3,22,23,24	5,717	0.91	168	1,056	5.19	176	6,856	1.56	344	0%
Robinson	25,26,27	110,513	0.15	533	8,860	0.12	34	119,374	0.15	576	100%
Sandman	1,3	—	—	—	—	—	—	—	—	—	—
South Arturo (Dee)	1,28,29,30	507	6.86	112	1,642	5.24	277	2,148	5.62	388	90%
GOLD - CANADA
Detour Lake	31,32,33	91,000	1.25	3,659	423,400	0.94	12,736	514,400	0.99	16,395	100%
East Timmins - Hislop	34	—	—	—	280	5.16	46	280	5.16	46	100%
East Timmins - Holloway	35	—	—	—	233	5.35	40	233	5.35	40	100%
East Timmins - Holt	36	1,452	4.26	199	2,414	5.05	392	3,866	4.75	591	100%
East Timmins - Taylor	37	—	—	—	774	6.27	156	774	6.27	156	100%
Sudbury	1,38,39	—	—	—	486	1.01	16	486	1.01	16	100%
Musselwhite	40	2,870	7.20	670	5,000	6.57	1,060	7,880	6.80	1,720	100%
Hemlo	1,41,42,43	1,016	2.76	90	12,175	2.11	827	13,191	2.16	917	20%
Kirkland Lake	44,45,46	808	15.86	412	1,545	21.16	1,051	2,354	19.33	1,463	100%
Timmins West	47,48	—	—	—	3,691	4.30	510	3,691	4.30	510	100%
Canadian Malartic	1,49,50	54,892	0.97	1,720	166,640	1.12	6,004	221,532	1.08	7,726	10%
Brucejack	1,51,52	3,500	12.44	1,400	13,000	14.59	6,100	16,500	14.14	7,500	100%
Hardrock		—	—	—	—	—	—	—	—	—	—
Phoenix		—	—	—	—	—	—	—	—	—	—
Courageous Lake	53,54	12,000	2.41	1,000	79,000	2.17	5,500	91,000	2.20	6,500	100%
Dublin Gulch (Eagle)	55,56	—	—	—	91,600	0.78	2,301	91,600	0.78	2,301	100%
Goldfields	57,58	1,228	1.90	75	21,105	1.39	945	22,333	1.42	1,020	100%
Monument Bay		—	—	—	—	—	—	—	—	—	—
GOLD - LATIN AMERICA
Antapaccay	59	194,000	0.13	811	353,000	0.10	1,135	547,000	0.11	1,946	100%
Candelaria	1,60,61,62	425,027	0.12	1,700	30,156	0.21	200	455,183	0.13	1,900	80%
Palmarejo	3,63,64,65	—	—	—	5,299	2.56	436	5,299	2.56	436	100%
Cerro San Pedro	66	289	0.35	3	748	0.41	10	1,038	0.40	13	100%
Cobre Panama	1,67,68,69	345,600	0.10	1,122	2,837,000	0.06	5,819	3,182,600	0.07	6,941	80%
Cerro Moro	70,71	—	—	—	1,954	11.38	715	1,954	11.38	715	100%
Calcatreu		—	—	—	—	—	—	—	—	—	—
Gurupi	72,73	—	—	—	63,757	1.14	2,328	63,757	1.14	2,328	100%
San Jorge		—	—	—	—	—	—	—	—	—	—
Taca Taca		—	—	—	—	—	—	—	—	—	—
Volcan		—	—	—	—	—	—	—	—	—	—
GOLD - AUSTRALIA
Duketon	1,74,75,76	9,800	1.02	321	49,500	1.06	1,686	59,000	1.06	2,006	97%
Henty	77,78	290	5.00	47	138	5.80	26	428	5.40	73	100%
Aphrodite		—	—	—	—	—	—	—	—	—	—
Bronzewing		—	—	—	—	—	—	—	—	—	—
Bullabulling		—	—	—	—	—	—	—	—	—	—
Edna May	1,79,80	—	—	—	9,380	1.09	329	9,380	1.09	329	2%
Glenburgh		—	—	—	—	—	—	—	—	—	—
Red October	81,82	—	—	—	225	5.94	43	225	5.94	43	100%
South Kalgoorlie	1,83,84	131	2.20	9	1,035	3.17	105	1,166	3.06	115	74%
Wiluna	85	175	1.90	11	2,296	1.80	132	2,471	1.80	143	100%
GOLD - REST OF WORLD
MWS	86,87	126,330	0.21	860	173,000	0.24	1,330	299,330	0.23	2,190	fixed interest
Sabodala	88,89,90	21,220	1.00	680	38,110	1.60	1,960	59,340	1.38	2,640	100%
Subika	1,3,91,92	49,700	1.25	1,990	65,500	2.21	4,650	115,200	1.79	6,640	77%
Tasiast	93	37,575	1.30	1,575	120,569	1.90	7,337	158,144	1.80	8,952	100%
Edikan	94,95	44,500	1.20	1,656	16,800	1.30	690	61,300	1.20	2,345	100%
Cooke 4	96,97	3,700	4.37	520	1,100	4.64	164	4,900	4.35	685	100%
Karma	98,99	—	—	—	33,200	0.89	949	33,200	0.89	949	100%
Agi Dagi		—	—	—	—	—	—	—	—	—	—
ITY	100,101	—	—	—	30,225	1.65	1,602	30,225	1.65	1,602	fixed interest
Perama Hill	102,103	2,477	4.44	354	7,220	2.68	621	9,697	3.13	975	100%
Sissingue	104,105	3,400	2.85	312	2,100	1.70	115	5,500	2.43	429	100%
TOTAL GOLD MINERAL RESERVES				29,340			81,569			110,950

												Percentage
		Mineral Resources - Inclusive of Reserves							Mineral Resources			covered by
		Measured (M)			Indicated (I)			(M)+(I)	Inferred			royalty or
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnage	Grade	Contained	stream
	Notes	000s	g/t	000 oz	000s	g/t	000 oz	000 oz	000s	g/t	000 oz	interest
GOLD - UNITED STATES
Goldstrike	1,2,138	62,865	3.52	7,115	20,383	4.90	3,210	10,325	1,694	8.26	450	67%
Gold Quarry	1,139	not available			not available				not available			not available
Marigold	1,140,141	—	—	—	301,700	0.46	4,450	4,450	38,800	0.44	550	100%
Midas/Fire Creek	3,142,143,144	470	28.26	427	997	14.09	452	879	1,743	11.41	640	100%
Bald Mountain	1,2,145,146	47,811	0.87	1,342	173,744	0.63	3,498	4,840	21,348	0.50	345	77%
Mesquite	2,147,148	13,068	0.47	199	126,331	0.52	2,124	2,323	4,858	0.37	59	100%
Stibnite	3,149,150	—	—	—	104,505	1.63	5,465	5,465	25,168	1.32	1,066	100%
Castle Mountain	151,152,153	17,400	0.86	480	202,500	0.57	3,711	4,191	40,800	0.58	760	100%
Hollister	154,155	166	38.37	205	280	31.33	282	487	433	16.76	233	100%
Pinson	1,3,156,157	19,223	1.21	746	4,130	2.54	338	1,085	1,080	4.88	169	0%
Robinson	158,159,160	317,942	0.18	1,840	40,173	0.15	194	2,072	11,942	0.18	69	100%
Sandman	1,2,3,161	—	—	—	1,200	1.30	50	50	1,000	1.87	60	100%
South Arturo (Dee)	1,2,162,163	563	6.35	115	1,848	4.80	285	400	22	2.39	2	90%
GOLD - CANADA
Detour Lake	2,164	108,800	1.26	4,415	526,100	0.94	15,866	20,281	42,300	0.82	1,121	100%
East Timmins - Hislop	2,165	—	—	—	1,263	4.26	173	173	690	4.15	92	100%
East Timmins - Holloway	2,166	310	4.72	47	715	4.79	110	157	2,479	4.88	389	100%
East Timmins - Holt	2,167	5,154	4.06	672	6,275	4.35	877	1,548	7,866	4.67	1,181	100%
East Timmins - Taylor	2,168,169,170	—	—	—	26,655	1.91	1,633	1,633	2,755	4.26	377	100%
Sudbury	1,171,172	1,732	0.08	4	11,240	0.07	25	29	4,594	0.16	24	100%
Musselwhite	2,173	3,100	7.12	710	6,600	6.46	1,370	2,070	5,930	5.82	1,110	100%
Hemlo	1,2,174	1,262	2.88	117	54,675	1.28	2,251	2,368	3,160	3.01	306	20%
Kirkland Lake	2,175,176,177	1,811	14.75	859	5,622	16.13	2,915	3,775	4,292	11.47	1,583	100%
Timmins West	178,179,180	—	—	—	6,963	4.97	1,114	1,114	8,818	5.67	1,607	100%
Canadian Malartic	1,2,181,182	58,396	0.99	1,868	188,798	1.17	7,104	8,976	8,988	1.47	426	10%
Brucejack	1,183,184	4,400	12.02	1,700	15,900	15.65	8,000	9,600	9,900	17.91	5,700	100%
Hardrock	185,186	4,060	1.07	140	93,600	1.66	4,996	5,136	26,820	3.32	2,860	100%
Phoenix	187,188	—	—	—	492	6.70	106	106	1,519	6.29	307	100%
Courageous Lake	189,190	13,401	2.53	1,090	93,914	2.28	6,884	7,974	53,227	2.29	3,914	100%
Dublin Gulch (Eagle)	191,192	—	—	—	133,669	0.69	2,979	2,979	17,464	0.56	315	100%
Goldfields	193,194	858	2.04	56	20,002	1.51	971	1,027	4,564	1.54	226	100%
Monument Bay	195	—	—	—	36,581	1.52	1,787	1,787	41,946	1.32	1,781	100%
GOLD - LATIN AMERICA
Antapaccay	196	207,000	0.13	851	735,000	0.09	2,206	3,057	245,000	0.10	788	100%
Candelaria	1,197,198,199	560,417	0.13	2,400	83,195	0.19	500	2,900	82,677	0.23	600	80%
Palmarejo	2,3,200	—	—	—	10,288	2.25	743	743	644	3.14	65	100%
Cerro San Pedro	201	289	0.35	3	748	0.41	10	13	—	—	—	100%
Cobre Panama	1,202,203,204	336,000	0.10	1,080	3,358,000	0.06	6,373	7,453	1,051,000	0.03	1,135	80%
Cerro Moro	2,205	—	—	—	5,275	5.62	953	953	4,427	1.96	279	100%
Calcatreu	206	—	—	—	8,000	2.63	676	676	3,400	2.07	226	100%
Gurupi	207,208	46,027	0.73	1,076	95,979	0.79	2,444	3,519	7,719	0.67	165	100%
San Jorge	209,210	79,518	0.22	584	104,091	0.19	626	1,211	11,235	0.16	59	100%
Taca Taca	211,212,213	—	—	—	2,408,000	0.10	7,630	7,630	938,000	0.06	1,700	100%
Volcan	214,215	—	—	—	—	—	—	—	18,600	0.85	510	25%
GOLD - AUSTRALIA
Duketon	1,216,217,218	11,100	1.03	369	133,200	0.95	4,077	4,446	31,600	0.96	971	97%
Henty	219,220	976	4.80	150	556	4.90	88	238	284	4.80	44	100%
Aphrodite	221,222	—	—	—	16,390	1.71	899	899	12,350	1.25	498	100%
Bronzewing	223,224	—	—	—	700	2.18	49	49	—	—	—	100%
Bullabulling	1,225	—	—	—	68,570	0.99	2,185	2,185	23,080	1.20	893	50%
Edna May	1,226,227	—	—	—	22,720	0.95	696	696	4,360	1.81	254	2%
Glenburgh	228,229	2,900	1.94	181	4,600	1.57	232	413	13,900	1.32	591	100%
Red October	230,231	9	6.91	2	4,011	2.18	281	283	3,215	1.73	179	100%
South Kalgoorlie	1,232,233	789	3.16	80	15,505	2.44	1,215	1,295	13,576	2.28	997	91%
Wiluna	234	200	2.18	14	7,400	1.79	425	439	5,300	1.67	285	100%
GOLD - REST OF WORLD
MWS	235	129,790	0.22	900	173,300	0.24	1,330	2,230	15,170	0.30	150	fixed interest
Sabodala	236,237,238	25,011	1.15	926	60,362	1.81	3,516	4,442	15,254	1.92	944	100%
Subika	1,2,3,239,240	50,400	1.24	2,010	96,600	2.10	6,530	8,540	20,100	2.86	1,850	78%
Tasiast	2,241	46,739	1.18	1,774	203,660	1.62	10,583	12,397	10,834	1.60	547	100%
Edikan	242,243	74,400	1.10	2,629	77,300	1.06	2,637	5,265	62,000	1.01	2,018	100%
Cooke 4	244,245	5,000	5.80	932	7,900	6.57	1,668	2,600	2,600	6.48	542	100%
Karma	246,247,248	—	—	—	75,170	1.08	2,621	2,621	65,200	1.13	2,362	100%
Agi Dagi	1,249,250,251	—	—	—	107,773	0.64	2,203	2,203	19,551	0.53	330	95%
ITY	252,253,254	27,322	1.36	1,191	31,801	1.69	1,729	2,920	9,682	1.47	458	fixed interest
Perama Hill	255,256	3,064	4.30	424	9,375	3.18	958	1,382	8,766	1.96	554	100%
Sissingue	257,258	4,800	2.38	368	11,000	1.46	518	877	1,200	1.64	63	100%
TOTAL GOLD MINERAL RESOURCES				42,090			149,820	191,875			47,779

											Percentage
		Silver Mineral Reserves									covered by
		Proven			Probable			Proven & Probable			royalty or
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	stream
Silver	Notes	000s	g/t	000 oz	000s	g/t	000 oz	000s	g/t	000 oz	interest
Antapaccay	106	194,000	1.56	9,730	353,000	1.37	15,548	547,000	1.44	25,279	100%
Antamina	1,107	191,000	10.97	67,356	407,000	10.46	136,833	598,000	10.64	204,543	23%
Candelaria	1,108,109,110	425,027	1.98	27,000	29,976	3.11	3,000	455,004	2.12	31,000	80%
Cobre Panama	1,111,112,113	345,600	1.33	14,791	2,837,000	1.36	123,612	3,182,500	1.35	138,402	80%
Cerro San Pedro	114	289	9.70	90	748	13.70	329	1,038	12.60	419	100%
Cerro Moro	115,116	—	—	—	1,954	648.22	40,723	1,954	648.22	40,723	100%
Fire Creek	3,117,118,119	181	263.53	1,530	318	196.72	2,008	498	220.94	3,538	100%
TOTAL SILVER MINERAL RESERVES				120,496			322,053			443,904

												Percentage
		Silver Mineral Resources — Inclusive of Reserves										covered by
		Measured (M)			Indicated (I)			(M)+(I)	Silver Inferred Mineral Resources			royalty or
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnage	Grade	Contained	stream
Silver	Notes	000s	g/t	000 oz	000s	g/t	000 oz	000 oz	000s	g/t	000 oz	interest
Antapaccay	259	207,000	1.57	10,469	735,000	1.95	46,120	56,512	245,000	2.14	16,863	100%
Antamina	1,260	256,000	10.59	87,193	841,000	10.79	291,704	378,916	1,273,000	11.10	454,225	23%
Candelaria	1,261,262,263	560,417	2.16	39,000	83,195	4.11	11,000	50,000	82,677	6.02	16,000	80%
Cobre Panama	1,264,265,266	336,000	1.35	14,584	3,358,000	1.32	142,062	156,646	1,051,000	1.08	36,449	80%
Cerro San Pedro	267	289	9.70	90	748	13.70	329	419	—	—	—	100%
Cerro Moro	2,268	—	—	—	5,275	359.89	61,036	61,036	4,427	101.28	14,415	100%
Fire Creek	269,270,271	470	279.21	4,220	997	182.21	5,843	10,063	1,743	79.65	4,464	100%
TOTAL SILVER MINERAL RESOURCES				155,555			558,094	713,592			542,417

											Percentage
		PGM Mineral Reserves									covered by
		Proven			Probable			Proven & Probable			royalty or
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	stream
PGM	Notes	000s	g/t	000 oz	000s	g/t	000 oz	000s	g/t	000 oz	interest
Sudbury	1,120,121	—	—	—	486	7.18	112	486	7.18	112	100%
Stillwater	1,3,122	5,594	17.46	3,140	38,766	15.31	19,086	44,359	15.58	22,226	94%
Pandora	1,123,124,125	2,195	3.81	244	13,902	4.14	1,951	16,098	4.09	2,195	80%
TOTAL PGM MINERAL RESERVES				3,384			21,149			24,533

												Percentage
		PGM Mineral Resources — Inclusive of Reserves										covered by
		Measured (M)			Indicated (I)			(M)+(I)	PGM Inferred Mineral Resources			royalty or
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnage	Grade	Contained	stream
PGM	Notes	000s	g/t	000 oz	000s	g/t	000 oz	000 oz	000s	g/t	000 oz	interest
Sudbury	1,272,273	1,732	0.36	20	11,240	0.39	141	161	4,594	0.99	146	100%
Stillwater	1,2,3	5,594	17.46	3,140	38,766	15.31	19,086	22,226	—	—	—	94%
Pandora	1,274,275	24,634	4.80	3,902	140,732	4.61	20,732	24,634	23,171	4.73	3,415	80%
TOTAL PGM MINERAL RESOURCES				7,062			39,959	47,021			3,561

											Percentage
		Copper Mineral Reserves									covered by
		Proven			Probable			Proven & Probable			royalty or
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	stream
Copper	Notes	000s	%	Mlbs	000s	%	Mlbs	000s	%	Mlbs	interest
Osborne	126,127	2,660	0.94%	55	2,590	1.47%	84	5,250	1.21%	139	fixed interest
Rosemont	3,128,129	279,479	0.46%	2,834	325,796	0.42%	3,017	605,276	0.44%	5,851	100%
Relincho	130,131	435,300	0.38%	3,647	803,800	0.37%	6,557	1,239,100	0.37%	10,203	100%
Taca Taca		—	—	—	—	—	—	—	—	—	100%
Robinson	132,133	110,513	0.42%	1,023	8,860	0.28%	55	119,373	0.41%	1,078	100%
Vizcachitas		—	—	—	—	—	—	—	—	—	100%
TOTAL COPPER MINERAL RESERVES				7,560			9,712			17,272

												Percentage
		Copper Mineral Resources - Inclusive of Reserves										covered by
		Measured (M)			Indicated (I)			(M)+(I)	Copper Inferred Mineral Resources			royalty or
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnage	Grade	Contained	stream
Copper	Notes	000s	%	Mlbs	000s	%	Mlbs	Mlbs	000s	%	Mlbs	interest
Osborne	276,277	6,500	1.31%	187	5,470	1.43%	172	359	5,840	1.37%	177	fixed interest
Rosemont	3,278,279	342,914	0.43%	3,232	548,572	0.37%	4,450	7,682	126,733	0.40%	1,112	100%
Relincho	2,280	515,200	0.36%	4,122	1,120,900	0.36%	8,933	13,056	610,800	0.38%	5,117	100%
Taca Taca	281,282,283	—	—	—	2,165,000	0.44%	21,150	21,150	921,000	0.37%	7,550	100%
Robinson	284,285	317,943	0.47%	3,294	40,173	0.34%	301	3,596	11,942	0.38%	100	100%
Vizcachitas	286,287	—	—	—	1,038,000	0.37%	8,539	8,539	318,000	0.34%	2,415	100%
TOTAL COPPER MINERAL RESOURCES				10,836			43,546	54,382			16,471

											Percentage
		Nickel Mineral Reserves									covered by
		Proven			Probable			Proven & Probable			royalty or
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained	stream
Nickel	Notes	000s	%	Mlbs	000s	%	Mlbs	000s	%	Mlbs	interest
Mt Keith	134,135	49,600	0.59%	648	4,100	0.50%	45	53,700	0.59%	693	100%
Falcondo	136,137	44,900	1.28%	1,267	26,300	1.36%	789	71,200	1.31%	2,056	100%
TOTAL NICKEL MINERAL RESERVES				1,915			834			2,750

												Percentage
		Nickel Mineral Resources - Inclusive of Reserves										covered by
		Measured (M)			Indicated (I)			(M)+(I)	Nickel Inferred Mineral Resources			royalty or
		Tonnes	Grade	Contained	Tonnes	Grade	Contained	Contained	Tonnage	Grade	Contained	stream
Nickel	Notes	000s	%	Mlbs	000s	%	Mlbs	Mlbs	000s	%	Mlbs	interest
Mt Keith	288,289	174,700	0.50%	1,926	107,000	0.50%	1,179	3,105	35,000	0.50%	386	100%
Falcondo	290,291	40,500	1.42%	1,268	31,100	1.53%	1,049	2,307	4,900	1.40%	151	100%
TOTAL NICKEL MINERAL RESOURCES				3,194			2,228	5,413			537

Notes

All Mineral Reserves and Resources have been calculated in accordance with acceptable foreign codes, including CIM, SEC, JORC, or SAMREC guidelines

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability

Unless otherwise noted, Mineral Reserves and Resources are reported as of December 31, 2015

Unless otherwise noted, Mineral Resources were reported by the operator inclusive of Mineral Reserves

Contained ounces do not take into account recovery losses

Information based on publicly disclosed information as of February 29, 2016

Rows and columns may not add up due to rounding

Inferred Resources are in addition to Measured and Indicated Resources. Inferred Resources have a great amount of uncertainty as their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. See “Cautionary Note Regarding Mineral and Oil & Gas Reserve and Resource Estimates”.

1                                         Royalty does not cover entire property or cover all known Mineral Reserves and Resources

2                                         Mineral Resources shown by operator as exclusive of Mineral Reserves. The Company’s QP determined the inclusive Mineral Resources by adding the exclusive Measured and Indicated Mineral Resources to the Proven and Probable Reserves

3                                         Mineral Reserves and Resources are reported by the operator in non-metric units. The Company’s QP calculated the metric conversion using 1opt=34.286 g/t, 1 short ton = 0.9018 metric tonnes, 1 oz = 31.1035 g

4                                         Mineral Reserves are calculated using an assumed gold price of $1,000 per ounce for 2016 through 2020 and $1,200/oz from 2021 onwards

5                                         Mineral Reserve estimates incorporate current and/or expected mine plans and cost levels at each property

6                                         Varying cut-off grades have been used depending on the mine and type of ore contained in the Mineral Reserves

7                                         In accordance with certain provisions of the royalty agreement, Franco is not able to disclose Mineral Reserves and Resources for Gold Quarry

8                                         Mineral Reserves are calculated using a gold price of $1,100/oz

9                                         Mineral Reserves assume a cut-off of 0.065 g/t payable gold grade

10                                  Mineral Reserves for Fire Creek and Midas assume $1,000/oz gold, $15.83/oz silver

11                                  Mineral Reserve for Fire Creek has effective date of June 30, 2015; Midas uses an effective date of May 31, 2015

12                                  Fire Creek Mineral Reserves uses a cut-off of 0.312 Au opt and an incremental cut-off of 0.115 Au opt; Midas Mineral Reserves uses cut-off of 0.282 Au opt and an incremental cut-off of 0.067 Au opt

13                                  Mineral Reserves per Barrick Gold and are calculated using an assumed gold price of $1,000/oz for 2016 through 2020 and $1,200/oz from 2021 onwards

14                                  Mineral Reserve estimates incorporate current and/or expected mine plans and cost levels at each property

15                                  Varying cut-off grades have been used depending on the mine and type of ore contained in the Mineral Reserves

16                                  Mineral Reserves calculated using $1,200/oz Au

17                                  Mineral Reserves reported at a cut-off of 0.21 g/t Au for oxide  & transition reserves, and 0.41 g/t Au for sulphide reserves

18                                  Mineral Reserves assumes: $1,350/oz Au, $22.50 Ag, $4.50/lb Sb

19                                  As of December 15, 2014

20                                  As of June 2012, depleted to September 30, 2012

21                                  Mineral Reserves assumes $1,400/oz Au and a cut-off of 0.25 oz/ton

22                                  As of June 30, 2014

23                                  Oxide and sulfide Mineral Reserves have been estimated at a cut-off grade of 0.23 oz/ton and 0.22 oz/ton respectively using a gold price of $1,300/oz

24                                  Open pit Mineral Reserves based on a 0.0064 oz/ton internal cyanide soluble gold cut-off at $1,250/oz Au

25                                  As of December 31, 2014

26                                  Mineral Reserves assume US$3.08/lb Cu, US$1200/oz Au

27                                  Mineral Reserves reported in kilograms; Company’s QP converted to ounces

28                                  Mineral Reserves are calculated using an assumed gold price of $1,000/oz for 2016 through 2020 and $1,200/oz from 2021 onwards

29                                  Varying cut-off grades have been used depending on the mine and type of ore contained in the Mineral Reserves

30                                  Mineral Resources converted to 100% basis from Barrick’s 60% attributable share

31                                  Mineral Reserves reported using $1,000/oz Au and US$/C$exchange rate of 1.10 and a cut-off of 0.5 g/t Au

32                                  Only measured and Indicated LG fines scheduled in the mine plan were reported as probable reserves and are based on a 0.4 g/t cut-off

33                                  Mineral reserves included an average mining dilution of 5.3% from 2016 to 2018 and 4% for 2018+, at a diluting grade of 0.20g/t Au. Mining ore loss of 5% also included.

34                                  Mineral Reserves estimated using an average long-term gold price of $1,250/oz and a cut-off grade of 3.00 g/t Au

35                                  Mineral Reserves estimated using an average long-term gold price of $1,250/oz and a cut-off grade of 4.11 g/t Au

36                                  Mineral Reserves estimated using an average long-term gold price of $1,250/oz and a cut-off grade of 3.02 g/t Au

37                                  Mineral Reserves assume $1,250/oz Au and a stope by stope cut-off grade of 3.48 g/t

38                                  As of December 31, 2014

39                                  Mineral Reserves estimated using $3.08/lb Cu, $8.50/lb Ni, $1,700/oz Pt, $800/oz Pd and $1,200/oz Au

40                                  Mineral Reserves are calculated using $1,100/oz Au

41                                  Mineral Reserves are calculated using an assumed gold price of $1,000/oz for 2016 through 2020 and $1,200/oz from 2021 onwards and long-term average exchange rates of C$1.31/US$

42                                  Mineral Reserve estimates incorporate current and/or expected mine plans and cost levels at each property

43                                  Varying cut-off grades have been used depending on the mine and type of ore contained in the Mineral Reserves

44                                  As of December 31, 2014

45                                  Assumptions used include C$1,350 (US$1,200) per ounce of gold

46                                  Cut-off grades of 0.22 opt and 0.18 opt are used for Reserve and Resource calculations respectively, depending on the location and economics of the block

47                                  Mineral Reserves are based on a long-term gold price of $1,100/oz and a cut-off grade of 2.6 g/t

48                                  As of December 31, 2014

49                                  Mineral Reserves and Mineral Resources converted to 100% basis from Yamana’s 50% interest

50                                  Mineral Reserves estimated using $1,150/oz Au, cut-off grades range from 0.345 to 0.351 g/t Au

51                                  As of June 19, 2014

52                                  Calculated at a C$180/t cut-off assuming $1,100/oz Au, $17/oz Ag, C$/US$exchange rate = 0.92

53                                  As of July 24, 2012

54                                  Waste to ore cut-offs determined using $1,244/oz Au and pit limit based on a C$20.10 per tonne cut-off

55                                  As of May 29, 2015

56                                  Mineral Reserves estimated using $1,200/oz Au

57                                  As of October 6, 2011

58                                  Mineral Reserves assumes an economic cut-off grade of 0.72 g/t Au

59                                  Mineral Reserves calculated using $2.95/lb Cu, $1100 Au and $15.00/oz Ag

60                                  As of June 30, 2015

61                                  Mineral Reserves assume $2.75/lb Cu, $1,000/oz Au and Chilean Peso/US$550; Open pit and underground for the Candaleria property use cut-off grades of 0.23% Cu and 0.7% Cu, respectively

62                                  Mineral Reserves for the Ojos property are reported at cut-off grades of 0.76% and 0.73% Cu, respectively

63                                  Guadalupe Mineral Reserves are assumed to be entirely Probable and assume $1,250/oz Au and $17.50/oz Ag

64                                  Palmarejo Mineral Reserves are assumed to be entirely Probable and assume $1,150/oz Au and $15.50/oz Ag

65                                  Independencia Oeste Mineral Reserves are assumed entirely Probable and assume $1250/oz Au and $17.50/oz

66                                  Mineral Reserves assumes $1,200/oz Au and $15.00/oz Ag and a lower cut-off of $6.00/t

67                                  As of June 30, 2015

68                                  Mineral Reserves estimated using a $3.00/lb Cu, $1,200/oz Au, $16/oz Ag and $13.50/lb Mo

69                                  The sum of each of the Proven and Probable Reserves has been calculated by the Company’s QP

70                                  Mineral Reserves are estimated using $950/oz Au and $18.00/oz Ag

71                                  Open Pit cut-off at 3.4 g/t AuEq and underground cut-off at 6.2 g/t AuEq

72                                  As of January 31, 2011

73                                  Mineral Reserves assumes a gold price of $1,066/oz

74                                  As of March 31, 2015

75                                  Mineral Reserves are reported inclusive of ROM stockpiles at cut-off grade of 0.4 g/t. Cut-off grades vary by oxidation and lithology domains

76                                  Mineral Reserves based on A$1,400/oz

77                                  As of February 28, 2014, a further 21,000 oz gold was depleted from Mineral Reserve between February 2014 and June 2014

78                                  Estimated at a 3.8 g/t gold cut-off using a gold price of A$1,450/oz

79                                  As of December 31, 2014

80                                  Mineral Reserves are calculated at a 0.5 g/t Au cut-off based on A$1350/oz Au

81                                  As of June 30, 2015

82                                  Red October assumes a cut-off of 3.0 g/t using A$1,500/oz Au

83                                  As of June 30, 2015

84                                  Mineral Reserves based on A$1,500/oz Au

85                                  Mineral Reserves as of October 2015

86                                  As of December 31, 2014

87                                  Mineral Reserves estimated using 0.19 g/t Au cut-off and ZAR 398,452/kg Au

88                                  Mineral Reserves cut-off grades for range from are 0.35 g/t to 0.63 g/t Au for oxide and 0.42 g/t to 0.73 g/t Au for fresh based on a $1,100/oz gold price

89                                  Mineral Reserves cut-off grades for Sabodala 0.45 g/t for oxide and 0.55 g/t for fresh based on a $1,100/oz gold price

90                                  Underground Reserves cut-off grades ranged from 2.3-2.6 g/t based on $1,200/oz gold price

91                                  Mineral Reserves assumes $1,200/oz Au

92                                  Ahafo Underground is partially developed with on-going studies being completed prior to a production decision. Cut-off grade utilized in 2015 Mineral Reserves not less than 0.076 oz/t

93                                  Mineral Reserves assume $1,200/oz Au

94                                  As of June 30, 2015

95                                  Variable cut-off based on recovery: Oxide 0.35 - 0.4g/t, transition 0.50 - 0.65 g/t and fresh 0.45 - 0.55 g/t

96                                  As of December 31, 2014

97                                  The Mineral Reserves are based on a gold price of ZAR 420,000 / kg

98                                  As of December 17, 2013

99                                  Mineral Reserves assumes a $1,250/oz gold price. Cut-off grades (COG) vary by pit: GG1 - 0.19 g/t; GG2 - 0.23 g/t; Kao - 0.32 g/t; Rambo - 0.20 g/t; Nami - 0.20 g/t

100                           As of July 31, 2015

101                           Assumes $1150/oz Au

102                           Mineral Reserves assume a gold price of $1,250/oz and cut-off grade of 0.8g/t

103                           As of December 31, 2014

104                           Mineral Resources as of June 30, 2015

105                           Assumes variable cut-off grades based on recovery; Oxide 0.6. g/t, transition 0.8 g/t, granite-porphyry 0.8 g/t and sediment 1.0 g/t

106                           Mineral Reserves calculated using $2.948/lb Cu, $1100 Au and $15.00/oz Ag

107                           Mineral Reserve and Resource estimates were prepared using long-term metal prices of: US$2.96/lb copper, US$0.99/lb zinc, US$11.91/lb molybdenum and US$21.34/oz silver

108                           As of June 30, 2015

109                           Mineral Reserves have been calculated using metal prices of $2.75/lb Cu, $1,000/oz Au and for the open pit and underground for the Candaleria property are reported at cut-off grades of 0.23% Cu and 0.7% Cu, respectively

110                           Mineral Reserves for the Santos and Alpacarossa mines are reported at cut-off grades of 0.76% and 0.73% Cu, respectively

111                           As of June 30, 2015

112                           Mineral Reserves estimated using a $3.00/lb Cu, $1,200/oz Au, $16/oz Ag and $13.50/lb Mo

113                           The sum of each of the Proven and Probable Reserves has been calculated by the Company’s QP

114                           Mineral Reserves assumes $1,200/oz Au and $15.00/oz Ag and a lower cut-off of $6.00/t

115                           Mineral Reserves are estimated using $950/oz Au and $18.00/oz Ag

116                           Open Pit cut-off at 3.4 g/t AuEq and underground cut-off at 6.2 g/t AuEq

117                           Mineral Reserves for Fire Creek and Midas assume $1,000/oz Au, $15.83/oz Ag

118                           Mineral Reserves for Fire Creek has effective date of June 30, 2015; Midas uses an effective date of May 31, 2015

119                           Fire Creek Mineral Reserves uses a cut-off of 0.312 Au opt and an incremental cut-off of 0.115 Au opt; Midas Mineral Reserves uses cut-off of 0.282 Au opt and an incremental cut-off of 0.067 Au opt;

120                           As of December 31, 2014

121                           Mineral Reserves estimated using $3.08/lb Cu, $8.50/lb Ni, $1,700/oz Pt, $800/oz Pd and $1,200/oz Au

122                           The cut-off grade used ranges from 0.2 to 0.3 troy ounces of palladium and platinum per ton for Stillwater Mine and is 0.2 troy ounces of palladium and platinum per ton for the East Boulder Mine

123                           As of September 30, 2015 based on Lonmin plc disclosure

124                           Mineral Reserves calculated from Lonmin plc 41.00% attributable interest

125                           For determination of pay limits the following commodity prices per ounce was used: Pt - $1,536; Pd - $842; Rh - $2,224; Au - $1,128

126                           As of December 31, 2012

127                           Mineral Reserves reported at a cut-off of 0.35% CuEq for Osborne open pit extension and 1.5% CuEq for Osborne underground and 1.4% CuEq for Kulthor underground where CuEq = Cu(%) + Au(g/t) *0.6

128                           As of July 17, 2012

129                           Mineral Reserves assumes $2.50/lb Cu, $15.00/lb Mo and $20/oz Ag

130                           Mineral Reserves assumes $2.80/lb Cu, $13.70/lb Mo

131                           As of December 31, 2014

132                           As of December 31, 2014

133                           Mineral Reserves assume $3.60/lb Cu, $1200/oz Au

134                           As of June 30, 2015

135                           Mineral Reserves calculated at variable cut-off grade between 0.35% and 0.40% Ni and >0.18% Ni recoverable

136                           Mineral Reserves assume a cut-off grade of 1.2% Ni

137                           As of December 31, 2013

138                           Mineral Resources estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property

139                           In accordance with certain provisions of the royalty agreement, Franco is not able to disclose Mineral Reserves and Resources for Gold Quarry

140                           Mineral Resources are calculated using a gold price of $1,400/oz

141                           Mineral Resources based on an optimized pit shell at a a cut-off of 0.065 g/t payable gold

142                           Mineral Reserves for Fire Creek and Midas assume $1,200/oz Au, $19.00/oz Ag

143                           Mineral Reserves for Fire Creek has effective date of June 30, 2015; Midas uses an effective date of May 31, 2015

144                           Fire Creek’s mineral resources uses cut-off grade of 1.126 AuEq opt-feet and a diluted AuEq cut-off grade of 0.256 opt. Midas’ mineral resources uses cut-off grade of 0.99 AuEq opt-feet and a diluted AuEq cut-off grade of 0.225 opt.

145                           Mineral Resources per Barrick Gold

146                           Mineral Resources estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property

147                           Mineral Resources calculated using $1,300/oz Au

148                           Mineral Resources reported at a cut-off of 0.12g/t Au for oxide and transition Resources, and 0.24 g/t Au for sulphide Resources

149                           Open pit sulfide Mineral Resources are reported at a cut-off grade of 0.75 g/t Au and open pit oxide Mineral Resources are reported at a cut-off grade of 0.45 g/t Au

150                           As of September 10, 2014

151                           As of December 2, 2015

152                           Mineral Resources are stated at a cut-off grade of 0.20 g/t Au.

153                           Mineral Resources are contained within an optimised pit shell, generated using a gold price of US$1,100/oz Au.

154                           As of June 2012 depleted to September 30, 2012

155                           Mineral Resources reported based on a 0.15 oz/ton cut-off

156                           Open pit Mineral Resources as of December 31, 2013; Underground Mineral Resources as of July 1, 2014

157                           Mineral Resources assumes a 0.22 oz/ton gold cut-off (underground) and a 0.010 oz/ton gold cut-off (open pit)

158                           As of December 31, 2014

159                           Mineral Resources assume US$4.20/lb Cu, US$1700/oz Au

160                           Mineral Resources reported in kilograms; Company’s QP converted to ounces

161                           Mineral Resources reported at gold price of $1,400/oz Au

162                           Mineral Resources converted to 100% basis from Barrick’s 60% attributable share

163                           Mineral Resources estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property

164                           Mineral Resources reported using $1,200/oz Au and US$/C$exchange rate of 1.10 and a cut-off of 0.5 g/t Au

165                           Mineral Resources estimated using an average long-term gold price of $1,250/oz and a cut-off grade of 2.5 g/t

166                           Mineral Resources estimated using an average long-term gold price of $1,250/oz and a cut-off grade of 2.5 g/t

167                           Mineral Resources estimated using an average long-term gold price of $1,250/oz and a cut-off grade of 2.5 g/t

168                           Mineral Resources for Taylor as at December 31, 2014 and a cut-off grade of 3.00 g/t

169                           Mineral Resources for Aquarius are as of the 2012-2013 John Reddick Report & SRK Mining Study

170                           Mineral Resources for Clavos Project JV represent 40%, as per the option agreement with Sage Gold calculated as of October 23, 2012 RPA Technical Report

171                           As of December 31, 2014

172                           Mineral Resources estimated using $4.20/lb Cu, $11.00/lb Ni, $1,900/oz Pt, $700/oz Pd and $1,700/oz Au

173                           Mineral Resources are calculated using $1,300 /oz Au

174                           Mineral Resources estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property

175                           KLG Mineral Resources as of December 31, 2014; estimated at cut-off grades between 0.18-0.22 oz/ton and do not include Mineral Reserves

176                           Amalgamated Kirkland assumes $1,200/oz Au at a cut-off grade of 2.5 g/t

177                           Amalgamated Kirkland Mineral Resource converted to 100% basis from Yamana’s 50% attributable share

178                           Mineral Resources at Timmins West Mine are based on a long-term gold price of $1,100/oz and a cut-off grade of 1.5 g/t as at December 31, 2014

179                           Mineral Resources at Gold River are based on a long-term gold price of $1,200/oz and a cut-off grade of 2.0 g/t as at March 18, 2014

180                           Mineral Resources at 144 GAP are based on a long-term gold price of $1,100/oz and a cut-off grade of 2.6 g/t as at February 8, 2016

181                           Mineral Reserves and Mineral Resources converted to 100% basis from Yamana’s 50% interest

182                           Mineral Resources assume $1150/oz Au, cut-off indide the pit ranges from 0.34g/t to 0.40 g/t and outside of the pit is 1.0 g/t

183                           Valley of the Kings as of December 19, 2013; West Zone as of November 20, 2012

184                           Mineral Resources estimated at a 5.0 g/t Aueq cut-off & 53:1 Ag:Au value ratio

185                           Based on Technical Report on the Trans-Canada Property; Effective February 5, 2015

186                           Premier’s 50% interest converted to 100%

187                           As of January 6, 2016

188                           Assumes a cut-off grade of 4.0 g/t based on $1,125/oz Au

189                           As of September 5, 2012 for the FAT deposit and March 11, 2014 for the Walsh Lake deposit

190                           Mineral Resources at FAT deposit assumes a cut-off of 0.83 g/t Au and at Walsh Lake deposit assume a cut-off grade of 0.60 g/t Au

191                           As of May 29, 2015

192                           Mineral Resources estimated at a cut-off grade of 0.2 g/t and constrained within a $1,500 pit optimization shell

193                           As of October 6, 2011

194                           Mineral Resources assumes a cut-off grade of 0.50 g/t

195                           Assumes $1,200 Au, 0.4 and 0.7 g/t cut-off for open pit cut-off and 4.0 g/t Au cut-off for underground

196                           Mineral Reserves calculated using $3.10/lb Cu, $1100/oz Au and $15.00/oz Ag

197                           As of June 30, 2015

198                           Open pit Mineral Resources are reported within a conceptual pit shell based on metal prices of $3.16/lb Cu and $1,000/oz Au and are reported at a 0.2% Cu cut- off

199                           Underground Mineral Resources are reported at a cut-off grade of 0.6% Cu

200                           Mineral Resources are assumed to be entirely Indicated

201                           Mineral Resources assumes $1,300/oz Au and $17.00/oz Ag

202                           As of June 2015

203                           Mineral Resource use a cut-off grade of 0.15% Cu

204                           The sum of contained metal in the Measured and Indicated Mineral Resources has been calculated by the company QP

205                           1.0 g/t AuEq cut-off

206                           Metal prices used were $12.50/oz Ag & $650/oz Au

207                           As of July 30, 2012

208                           Mineral Resources assumes a cut-off of 0.33 g/t

209                           As of March 1, 2012

210                           Mineral Resources assume $1.50/lb Cu and a 0.30% Cu cut-off

211                           As of October 30, 2012

212                           Assumes a 0.3% CuEq cut-off for sulphides; 0.2 g/t Au cut-off for oxides

213                           CuEq calculated using $2.00/lb Cu, $800/oz Au, $12.00/lb Mo

214                           As of October 2008

215                           Mineral Resources assume 0.5 g/t Au cut-off on the Ojo de Agua deposit only

216                           As of March 31, 2015

217                           Mineral Resources are reported inclusive of ROM stockpiles at cut-off grade of 0.4 g/t

218                           Mineral Resources based on A$2,000/oz

219                           As of February 28, 2014

220                           Estimated at a 2.0 g/t Au cut-off using a gold price of A$1,450

221                           As of January 29, 2016

222                           Mineral Resources assume a cut-off of 0.5 g/t Au for potential open pit and 3.0 g/t Au for underground

223                           As of Feb 23, 2015

224                           Mineral Resources reported at a 1.5 g/t cut-off

225                           Mineral Resources reported at an 0.5 g/t Au cut-off

226                           As of December 2014

227                           Assumes a 0.4 g/t Au cut-off for open pit, 3.0 g/t Au cut-off for underground using A$1,800/oz Au

228                           As of June 30, 2015

229                           Mineral Resources assumes a 0.5 g/t Au cut-off grade

230                           As of June 30, 2015

231                           Red October Mineral Resources assumes a cut-off of 2.0 g/t Au, whereas Saracen reports the natural grade distribution above background for Thin Lizzy, Crimson Belle and Butcherwell deposits was at a grade of 0.8 g/t,

232                           As of June 30, 2015

233                           Cut-off grades have been selected based on the style of mineralisation, depth from surface and the most probable extraction techniques

234                           Matilda Mineral Resources as of January 2016

235                           As of December 31, 2014

236                           Open pit: oxide Mineral Resources use a cut-off grade of 0.35 g/t Au (Gora at 0.48 g/t Au); transition and fresh rock Mineral Resources use a cut-off grade of 0.40 g/t Au (Gora at 0.55 g/t Au)

237                           Underground Mineral Resources are estimated at a cut-off grade of 2.00 g/t Au.

238                           Mineral Resources are estimated using a gold price of US$1,450/oz

239                           Mineral Resources assume a gold price of $1,400/oz Au

240                           Ahafo Underground is currently undeveloped

241                           Mineral Resources assume $1,400/oz Au

242                           As of June 30, 2015

243                           Mineral Resources estimated at a cut-off of 0.4 g/t

244                           As of December 31, 2014

245                           The Mineral Reserves are based on a gold price of ZAR 460,000 / kg

246                           As of December 17, 2013

247                           Mineral Resources estimates were based on a gold price of $1,557/oz

248                           Cut-off grades of 0.20 g/t Au for oxide material in all deposits, 0.22 g/t Au for transition material in all deposits and the sulphide material at Rambo and Nami, and at 0.5 g/t Au for the remaining sulphide material at GG1, GG2, Kao and North Kao.

249                           As of December 31, 2014 - no breakout of Measured & Indicated

250                           Mineral Resources for Agi Dagi are estimated using: $1,400/oz Au; $24.00/oz Ag; and 0.20 g/t Au cut-off

251                           Mineral Resources for Camyurt are estimated using: $1,400/oz Au; $24.00/oz Ag; and 0.20 g/t Au cut-off

252                           As of July 2015

253                           Assumes $1500/oz Au

254                           Cut-off ranges from 0.0 - 0.8 g/t Au

255                           Mineral Resources assumes a cut-off grade of 0.5 g/t

256                           As of December 31, 2014

257                           Mineral Reserves as of June 30, 2015

258                           Mineral Resources calculated at a cut-off of 0.6 g/t Au

259                           Mineral Reserves calculated using $3.10/lb Cu, $1,100 Au and $15.00/oz Ag

260                           Mineral Reserve and Resource estimates were prepared using long-term metal prices of: US$2.96/lb copper, US$0.99/lb zinc, US$11.91/lb molybdenum and US$21.34/oz silver

261                           As of June 30, 2015

262                           Open pit Mineral Resources are reported within a conceptual pit shell based on metal prices of $3.16/lb Cu and $1,000/oz Au and are reported at a 0.2% Cu cut-off

263                           Underground Mineral Resources are reported at a cut-off grade of 0.6% Cu

264                           As of June 2015

265                           Mineral Resources use a cut-off grade of 0.15% Cu

266                           The sum of contained metal in the Measured and Indicated Mineral Resources has been calculated by the company QP

267                           Mineral Resources assumes $1,300/oz Au and $17.00/oz Ag

268                           1.0 g/t AuEq cut-off

269                           Mineral Reserves for Fire Creek and Midas assume $1,200/oz Au, $19.00/oz Ag

270                           Mineral Reserves for Fire Creek has effective date of June 30, 2015; Midas uses an effective date of May 31, 2015

271                           Fire Creek’s Mineral Resources uses cut-off grade of 1.126 AuEq opt-feet and a diluted AuEq cut-off grade of 0.256 opt. Midas’ Mineral Resources uses cut-off grade of 0.99 AuEq opt-feet and a diluted AuEq cut-off grade of 0.225 opt.

272                           As of December 31, 2014

273                           Mineral Resources estimated using $4.20/lb Cu, $11.00/lb Ni, $1,900/oz Pt, $700/oz Pd and $1,700/oz Au

274                           As of September 30, 2015 based on Lonmin plc disclosure

275                           Mineral Resources calculated from Lonmin plc 41.00% attributable interest

276                           As of December 31, 2012

277                           Mineral Resources reported at a cut-off of 0.5% CuEq for Osborne open pit and 1.2% CuEq for Osborne and Kulthor underground where CuEq = Cu(%) + Au(g/t) *0.6

278                           As of July 17, 2012

279                           Mineral Resources cut-off: Oxides 0.10% CuEq; Sulfide 0.15% CuEq; and mixed 0.3% CuEq (CuEq based on $2.50/lb Cu, $15/lb Mo & $20/oz Ag)

280                           As of December 31, 2014

281                           As of October 30, 2012

282                           Assumes a 0.3% CuEq cut-off for sulphides; 0.2 g/t gold cut-off for oxides

283                           CuEq calculated using $2.00/lb Cu, $800/oz Au, $12.00/lb Mo

284                           As of December 31, 2014

285                           Mineral Resources assume $4.20/lb Cu, $1700/oz Au

286                           As of December 13, 2013

287                           Mineral Resources estimated using a cut-off of 0.3% CuEq where CuEq (%) = CuT (%) + 4.95 x Mo (%) where 4.95 represents the Mo/Cu price ratio

288                           As of June 30, 2015

289                           Mineral Resources calculated at variable a cut-off grade between 0.35% and 0.40% Ni

290                           Mineral Resources assumes a cut-off grade of 1.2% Ni

291                           As of December 31, 2013

ANTAPACCAY MINING AND TECHNICAL INFORMATION

Property Description, Location and Access

The Antapaccay project is owned and operated by CM Antapaccay, a Peruvian company that is an indirect wholly-owned subsidiary of Glencore.  Glencore indirectly acquired CM Antapaccay in May 2013 as a result of its acquisition of Xstrata.

The Antapaccay project is located in southern Peru in the Cusco Region, Espinar District and Province, approximately 250 kilometres from the cities of Cusco and Arequipa.  The project is accessed by paved and dirt roads (approximately 5 hours by road from Cusco and Arequipa) and is between 3,800 and 4,000 metres above sea level.  Mine personnel live at the mine’s facilities while at work and commute from both local communities and larger population centres.

The Antapaccay mine is located 9.4 kilometres southwest of CM Antapaccay’s past-producing Tintaya mine, and the Antapaccay concentrator is located 4.5 kilometres south of the Tintaya concentrator.

The CM Antapaccay property consists of numerous mining concessions and mining claims covering an area of 99,766 hectares, which includes the former Tintaya mine, current Antapaccay mine and Coroccohuayco project (as described below). These concessions and claims can be held indefinitely, contingent on the payment of the annual license fees and provision of certain production and investment information.  The Antapaccay project itself covers 13 mining concessions with a total effective area of 7,944 hectares. These mining concessions constitute all of the mineral rights that are required to permit exploitation of the deposit for which Mineral Reserves are stated.

The CM Antapaccay property also includes the Coroccohuayco project, a satellite deposit that is located within 10 kilometres of the Antapaccay plant. At this stage, exploration and drilling at Coroccohuayco has focused on defining Mineral Resources and no mining activities are being undertaken.

CM Antapaccay has surface rights over approximately 10,321 hectares of the total concession area. Surface rights have been acquired for all current operating needs in respect of the Antapaccay project. Additional surface rights would be necessary for the development of certain Mineral Reserves and Resources.

CM Antapaccay is operating under a tax stability agreement with the government of Peru, pursuant to which it pays a royalty of 1% of net income up to US$60 million, 2% of net income between US$60 million and US$120 million, and 3% of net income in excess of US$120 million.  CM Antapaccay is also subject to the Special Mining Contribution which applies to its operating income based on a progressive sliding scale ranging from 4% to 13%.

History

Mining activities at the Tintaya mine began in 1984 by the state-owned mining company, Empresa Minera Especial Tintaya SA (“Empresa”). The Tintaya mine produced over 1.6 million tonnes of copper and 500,000 ounces of gold until operations ceased in 2012.

Initial exploration activities outside of the Tintaya mine area focussed on the Antapaccay concessions as well as the concessions comprising the Coroccohuayco project.  The existence of copper-bearing mineralization in the area of the Antapaccay project was known, with a history of artisanal mining close to the surface at the old Atalaya mine in the same area.

In October 1994, Magma Copper Company (“Magma”) purchased Empresa, and in 1995 geologists from Magma revised the then existing information on Atalaya (geology and geophysics) and completed mapping of the site, and estimated the potential for 68 million tonnes of skarn-type mineralization grading 1.50% copper.

In July 1998, Broken Hill Proprietary Company Limited (“BHP”) acquired Atalaya, following which exploration commenced.  Two copper-gold porphyry-type orebodies were discovered in addition to the skarn-type mineralization, and, in February 2000, Mineral Resources of 285 million tonnes grading 0.95% copper and 0.19 grams per tonne gold were reported.

The Antapaccay project was managed by BHP Billiton (formed by the merger of BHP with Billiton plc) until 2006, when Xstrata acquired properties in Peru, including the Tintaya mine and plant that were operating at the time and the Antapaccay project. Following the acquisition, further project and infill drilling work was completed on Antapaccay, and construction of the mine and related infrastructure started in 2010. Mining operations commenced in 2012 with first concentrate production in November 2012 and initial design capacity of 70,000 tonnes per day reached in February 2013.

Geological Setting, Mineralization and Deposit Type

Antapaccay

The Antapaccay project contains a porphyry-skarn type (copper-silver-gold) deposit located in the Eocene-Oligocene Andahuaylas-Yauri strip, 9.4 kilometres southwest in a straight line from the Tintaya mine, in the area of the old Atalaya mine.  The Eocene-Oligocene Andahuaylas-Yauri strip is located 250 to 300 kilometres west of the current Peru-Chile Trench, above a thick cap of sialic crust (50 to 60 kilometres), in a transitory zone between the flat subduction slab of central Peru and the normal subduction of southern Peru and northern Chile and immediately to the southeast of the Abancay deflection.  It consists geologically of a thick cretaceous sedimentary sequence folded during the Andean deformations and widely intruded by stocks, sills and dykes of Andahuaylas-Yauri batholith, covered by Cenozoic lacustrine and volcanic deposits and quaternary deposits.

The copper mineralization at Antapaccay is mainly contained in intermediate intrusive rocks with dissemination, veinlets, hydrothermal breccias which are in contact with pre-mineral rocks such as diorites and sedimentary rocks (limestones, calcareous shales, siltstones and sandstones), forming contact mineralized breccias, exoskarn and stockwork in sedimentary bodies with a clear predominance of chalcopyrite over bornite up to 350 metres; the roles reverse at a greater depth and are associated with a level of anhydrite-gypsum.

The dominant mineralization within the porphyry is chalcopyrite, followed by bornite and chalcocite.  Mineralization consists of both disseminations and veinlets, with the highest grades of gold corresponding to intense bornite rich stockwork zones.  The dominant alteration type within the porphyry is a potassic alteration of the host diorite. The porphyry is also in contact with cretaceous sedimentary rocks, which have formed irregular skarn (limestones) and stockwork (hornfels and quartzites) containing high copper values, but represent a minor component of all the resources.

The conditions for the occurrence of a metasomatic process exist in contact with limestones, generating irregular garnet-magnetite +/-pyroxene exoskarn, mainly with chalcopyrite patches.  Extensive areas of intense grey quartz veinlet stockwork with a high bornite and chalcopyrite content were identified always near the hornfels-intrusive rock contact, expanding into the hornfels for several metres.

Coroccohuayco

The main copper bearing minerals at Coroccohuayco are bornite, chalcopyrite and chalcocite, with the host rock consisting of Cretaceous sedimentary rocks of the Ferrobamba and Mara formation intruded by monzonitic plutons of the Eocene—Oligocene Andahuaylas—Yauri batholiths. The Coroccohuayco deposit is dominantly a skarn-hosted deposit, whereas the Antapaccay deposit is dominantly porphyry-hosted.

Exploration

General geological techniques utilized at the Antapaccay project include geological mapping, soil geochemistry, geophysical studies (magnetic and induced polarization), cartography, diamond drilling, sampling and interpretation.  In addition, up-to-date aerial photographs of the project have been collected to generate digital topographical reliefs to 5 metres.  Exploration work undertaken to date indicates the potential for additional copper discoveries within the CM Antapaccay property area.

Drilling

Antapaccay

The Mineral Resource estimate for the Antapaccay project that was completed in December 2015 used data from 638 holes, with 221,811 metres completed since 1998, at an average depth of 330 metres. The average distance between holes is 64 metres, with approximately 96.5% of the total drill holes being diamond drill holes, approximately 2.8% being reverse air circulation drilling and approximately 0.7% being combined drill holes.

Between June 2007 and December 2015, diamond drilling programs were carried out by Xstrata/Glencore in order to increase the quantity of Mineral Resources at the Antapaccay project and define the mineralized intrusive bodies present at the South pit, both horizontally and at depth. More recently, in 2014, infill-exploration drilling was carried out to improve the geological confidence in the Mineral Resource, with several exploratory drill holes intercepting skarn bodies in the southeastern area of the South pit.  The 2014 drilling (approximately 4,900 metres) was aimed at defining the lithological contacts between the dacitic dike and the mineralized porphyry (delineation of the barren dike) and to refine the limit between the mineralized porphyry and barren porphyry.  In 2015, approximately 5,900 metres of diamond drilling was completed at the Antapaccay project in order to define the lithology of the resource at depth.

Coroccohuayco

The most recent drilling at Coroccohuayco was completed in 2014, with a total of approximately 27,000 metres of diamond drilling.  The results of the drilling will be incorporated into the geological interpretation and resource estimate for the Coroccohuayco deposit once sample analysis is complete.

Sampling, Analysis and Data Verification

Samples of diamond drill hole cores were collected in carton boxes in the drilling area and the logging area to record geological, geo-mechanical and geotechnical data and to be photographed.  Sampling intervals of 2, 2.5 and 3 metres were predominantly used, and 2-metre intervals were standard for mineralized rocks. Samples were sent to the Tintaya sampling area for preparation in accordance with standard protocols. The remaining materials, being half core samples and coarse and fine pulps, were stored in the enclosed areas located at the Tintaya camp.

Drill core sampling methodology for Antapaccay drilling campaigns followed a standardized procedure for copper. The drill core was split in half, respecting the distribution of the mineralization indicated by the logging geologist, and the sample was then reduced by up to 90% of its size with progressively smaller meshes (down to 2 millimetre sieve size). The sample was then reduced with a Jones Riffle quarterer, obtaining 2 kilograms of sample, which was bagged to be kept in the respective file. The rest of the sample was quartered to obtain four 0.5 kilogram samples, which were then dried and pulverized up to 95% of their size with a #140 mesh (0.106 millimetre sieve size). The pulverized samples were put in jars and placed in a homogenizer for 5 minutes and then placed in envelopes, with one envelope sent to the laboratory and the remaining 3 envelopes stored for future requirements. A duplicate was taken every 20 intervals of samples with copper grading more than 0.30%. Upon obtaining 30 samples, the samples were re-encoded and sent to the same laboratory. Standard samples were placed at intervals indicated by CM Antapaccay geologists.

For all drilling programs run by CM Antapaccay, sample preparation, assaying, analytical and quality control procedures have followed acceptable industry standard practices. Current quality control of the chemical analysis procedures include, standard sample preparation of low, middle and high grade material from the deposit, fine white sample preparation, protocols for blast holes, drill holes, specific gravity for diamond drill programs, and a general quality assurance and quality control (“QA/QC”) program, based on the latest developments in the industry.

Mineral Processing and Metallurgical Testing

Extensive metallurgical test work and studies have been completed on Antapaccay ore, both prior to the construction of the Antapaccay plant and since commissioning in 2012.  The work was completed by a number of reputable engineering and metallurgical laboratories.

Mineral Resource and Mineral Reserve Estimates

The Mineral Resources for the Antapaccay project were estimated from core drilling information and were evaluated using standard geological and geostatistical block modelling methodologies. The primary estimation methodology was Ordinary Kriging. The Mineral Reserve estimate is based on a mine plan and open pit designs developed using modifying parameters including metal prices, metal recovery, operating costs and sustaining capital cost estimates based on the production schedule and equipment requirements.

The Mineral Reserves and Mineral Resources for the Antapaccay deposit and the Mineral Resources for the Coroccohuayco deposit, in each case as of December 31, 2015, are as follows.

Antapaccay Mineral Resources (inclusive of Mineral Reserves) as at December 31, 2015

		Grade				Contained Metal
	Quantity	Copper	Gold	Silver	Moly	Copper	Gold	Silver	Moly
Classification	(Mt)	(%)	(g/t)	(g/t)	(%)	(kt)	(koz)	(koz)	(t)
Measured	198	0.60	0.13	1.55	0.005	1,188	828	9,867	9,900
Indicated	488	0.46	0.09	1.33	0.005	2,245	1,412	20,867	24,400
Measured & Indicated	686	0.50	0.10	1.39	0.005	3,430	2,206	30,657	34,300
Inferred	165	0.40	0.10	0.90	0.005	660	530	4,774	8,250

Antapaccay Mineral Reserves as at December 31, 2015

		Grade			Contained Metal
	Quantity	Copper	Gold	Silver	Copper	Gold	Silver
Classification	(Mt)	(%)	(g/t)	(g/t)	(kt)	(koz)	(koz)
Proven	194	0.60	0.13	1.56	1,164	811	9,730
Probable	353	0.48	0.10	1.37	1,694	1,135	15,548
Total	547	0.52	0.11	1.44	2,858	1,946	25,279

Coroccohuayco Mineral Resources as at December 31, 2015

		Grade			Contained Metal
	Quantity	Copper	Gold	Silver	Copper	Gold	Silver
Classification	(Mt)	(%)	(g/t)	(g/t)	(kt)	(koz)	(koz)
Measured	9	0.71	0.08	2.08	64	23	602
Indicated	247	1.02	0.10	3.18	2,519	794	25,253
Measured & Indicated	256	1.01	0.10	3.14	2,583	817	25,855
Inferred	80	1.20	0.10	4.70	960	257	12,089

Notes:

(1)         Source: Glencore Statement of Resources & Reserves as at December 31, 2015. Mineral Resources and Mineral Reserves are estimated in accordance with the 2012 Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code).

(2)         Columns and rows may not add up due to rounding.

(3)         Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(4)         Mineral Reserves have been estimated using the following metals prices: US$2.95/lb Cu, US$1,100/oz Au, US$15/oz Ag.

(5)         Mineral Resources have been estimated using the following metals prices: US$3.10/lb Cu, US$1,100/oz Au, US$15/oz Ag.

(6)         Mineral Resources for the Antapaccay project have been estimated using a 0.15% copper cut-off grade.

(7)         Mineral Resources for the Coroccohuayco project have been estimated using a 0.30% copper cut-off grade.

The Lerchs-Grossman pit optimization method was used to determine the economic pit shell for Measured, Indicated and Inferred Mineral Resources.  This method was selected over the floating cone since it provides for improved optimization for discontinuous orebodies in which a mineral area may share some waste material extraction expenses.  This situation exists at Antapaccay with the monzonitic porphyry that has a prophylitical alteration and the waste rock area between the North and South pits, separating part of the orebody.

The calculated profit values per block were directly used in the Lerchs-Grossman process for the required economic data. The inter-ramp slope angles recommended by engineering consultants and metallurgical recovery were used to control the walls during the optimization process. The Lerchs-Grossman algorithm finds the most profitable pit surface based on the three-dimensional graph theory, block-by-block economic values and pit slope data.

The resulting life of mine plan and Mineral Reserve estimates consider only Measured and Indicated Mineral Resources, with all Inferred Mineral Resources within the design pit being treated as waste.

Mining Operations

The Antapaccay mine is an open pit mine (consisting of a North pit and a South pit) with truck and shovel operations that provide a total annual material handling capacity of approximately 140 million tonnes of material. Major equipment includes a fleet of owner-operated 400 short ton class trucks, 48 cubic metre and 35 cubic metre rope shovels, dozers and loaders, as well as support equipment. Ore is mined and sent to the primary crusher located at the mine and the crushed ore is subsequently transported to the coarse ore stockpile by an overland conveyor of approximately 6.8 kilometres. The feeders at the coarse ore stockpile convey the crushed ore to the Antapaccay plant for processing. A portion of the material from the coarse ore stockpile is transported to the Tintaya plant using mining trucks.

The Antapaccay metallurgical plant consists of a semi-autogenous grinding mill and two ball mills to prepare feed for a conventional flotation circuit to recover the copper, gold and silver contained in the feed ore into a copper concentrate.  The Tintaya metallurgical plant consists of multi-stage crushing followed by ball-milling to prepare feed for a conventional flotation circuit to recover the copper, gold and silver contained in the feed ore into a copper concentrate.  The nominal throughput of the Antapaccay and Tintaya plants are currently approximately 80,000 and 20,000 tonnes per day, respectively. Installation of additional flotation capacity, expected to be completed by mid-2016, will increase throughput at the Antapaccay plant to approximately 85,000 tonnes per day.

The copper concentrate produced from both processing plants is thickened and filtered on site prior to being trucked approximately 355 kilometres to port facilities at the Port of Matarani, operated by TISUR, for shipment to smelters. The road from Tintaya to the port has been expanded to accommodate the shipment of concentrates originating from the Antapaccay project.

Flotation tailings are thickened and delivered to the Tintaya open pit for disposal.  The fully-permitted tailings dam storage capacity is sufficient for the current Antapaccay life of mine plan and options to increase height for extended capacity are being studied.

In 2015, 133.3 million tonnes of material was mined, which included 32.2 million tonnes of sulphide ore with an average grade of 0.74% copper.  32.5 million tonnes of sulphide ore with an average grade of 0.73% copper was processed by the plants to produce 202,173 tonnes of copper in concentrate.  In 2014, Antapaccay produced 167,116 tonnes of copper in concentrate.  The increase in production in 2015 was primarily a result of increased ore processing following the restart of the Tintaya plant in May 2015, which had previously been under care and maintenance.  By-products contained in the copper concentrate include gold and silver.

Historical mining and processing of sulphide ore (2013 to 2015) for the Antapaccay project:

	Mined Production		Ore Feed to Plant				Metal Produced in Conc
	Ore	Waste	Ore	Cu	Au	Ag	Cu	Au	Ag
	(kt)	(kt)	(kt)	(%)	(g/t)	(g/t)	(kt)	(koz)	(koz)
2013	21,856	78,825	23,510	0.74	0.17	1.74	139	79	946
2014	28,983	92,971	27,175	0.72	0.14	1.47	167	69	1,048
2015	32,187	101,120	32,524	0.73	0.17	1.56	202	122	1,315

In the current life of mine plan, which is based on the Mineral Reserve estimate for the Antapaccay deposit only, approximately 2,040 million tonnes of material is estimated to be mined, with an estimated 538 million tonnes of sulphide ore with an average grade of 0.52% copper processed, producing an estimated 2.450 million tonnes of copper in concentrate.  The current life of mine plan contemplates that the Antapaccay mine will operate until 2029, plus one additional year of stockpile processing.  The Antapaccay plant will operate until 2030 and the Tintaya plant will operate until 2029.  There is the potential to extend the mine life beyond 2029 through additional exploration on the CM Antapaccay property.

The material produced from the Antapaccay project is marketable in the main international concentrate markets based on its specifications.  Payments made to CM Antapaccay are based on the copper, gold and silver contained in concentrates typical for the international concentrate markets.

Infrastructure, Permitting and Compliance Activities

Power for the Antapaccay project is supplied from the Peru national energy grid through an electrical substation constructed at Tintaya.  Water consumption is primarily sourced from recycled water from the tailings facility, and the balance of the project’s water requirements are sourced from the Salado River. The Antapaccay project currently has water rights which are sufficient for its requirements and is a zero discharge site.

CM Antapaccay holds all of the permits that are material to the Antapaccay operations, and a closure plan complying with Peruvian law has been approved by the relevant authorities. Included in the closure plan are details for facility dismantling, demolition, post-closure stability and long term maintenance, including socio-economic support, reclamation, schedules and financial provisions.

Capital and Operating Costs

Total capital expenditure over the period of 2016 to 2019, excluding capitalized waste stripping, is forecast to be US$495 million. The main capital projects are the expansion of the Antapaccay plant to 85,000 tonnes per day, which is planned to be completed in 2016 (US$39 million), and an ore conveyor between the coarse ore stockpile and the Tintaya plant, which is currently being evaluated to begin operations in 2018 (US$37 million).

The Antapaccay project is a low cost copper project.  Fluctuations in the cash operating costs are largely driven by the changes in the copper head grade in the open pit over the life of mine.

Exploration and Development

In 2016, a drilling campaign of 10,500 metres is planned to further define the lithology of the resource at depth and for exploratory drilling.  Beyond the estimated Mineral Resources and Mineral Reserves of Antapaccay and Coroccohuayco, there are a number of regional targets and prospects for exploration across the 99,766 hectares of concessions held by CM Antapaccay.

ANTAMINA MINING AND TECHNICAL INFORMATION

Description and Location

The Antamina project is owned and operated by CM Antamina, a Peruvian Sociedad Anonima indirectly owned by BHP Billiton plc (33.75%), Glencore (33.75%), Teck (22.5%) and Mitsubishi Corporation (10%).

The Antamina property consists of numerous mining concessions and mining claims (including surface rights) covering an area of approximately 79,000 hectares. These rights, concessions and claims can be held indefinitely, contingent upon the payment of annual license fees and provision of certain production and investment information. All of the mining concessions are located in the San Marcos District, Province of Huari, Ancash Department, Peru, and constitute all of the mineral rights that are required to permit exploitation of the deposit for which Mineral Reserves and Mineral Resources are stated.  CM Antamina has sufficient surface rights for mining, tailings disposal, waste disposal, processing and required infrastructure, based on the current life-of-mine plan.

CM Antamina also owns a port facility located at Huarmey and an electrical substation located at Huallanca. CM Antamina holds title to all easements and rights of way for the 302 kilometre concentrate pipeline from the mine to CM Antamina’s port at Huarmey.

In Peru, the mining tax regime includes the Special Mining Tax and the Modified Mining Royalty which apply to CM Antamina’s operating margin based on a progressive sliding scale ranging from 3% to 20.4%. CM Antamina is also subject to Peruvian income tax.

In addition to Franco-Nevada’s stream, Teck’s interest is subject to a net profits royalty of 1.667% payable in respect of all of CM Antamina’s free cash flow. In addition, certain of Antamina’s unexploited concessions are subject to a contractual 2.5% NSR royalty. The concessions are otherwise free of any contractual royalties or back-in rights.

A closure plan complying with Peruvian law is currently on file with the Ministry of Energy and Mines. Included in the closure plan are details for facility dismantling, demolition, post-closure stability and long term maintenance (water management/treatment systems, socio-economic support, land use/reclamation, schedules and financial provisions). Engineering and designs are required to be provided to a feasibility level and must be updated every five years or within 12 months of any environmental impact assessment or modification thereto.

Accessibility, Climate, Local Resource, Infrastructure and Physiography

The Antamina deposit is located at an average elevation of 4,300 metres, 385 kilometres by road and 270 kilometres by air north of Lima, Peru. Antamina lies on the eastern side of the Western Cordillera in the upper part of the Rio Marañon basin, a tributary of the Amazon River. Mine personnel live in a camp facility while at work and commute from both local communities and larger population centres, including Lima.

The mine is accessible via an all-weather chip sealed access road maintained by CM Antamina. The mine road connects at the Peruvian National Highway 14 at Conococha Lake. The closest town to the mine site is San Marcos, 38 kilometres by dirt road. Huaraz is the closest city to the mine site, 200 kilometres by paved road or 156 kilometres by partial dirt road.

Power for the mine is taken from the Peru national energy grid through an electrical substation constructed at Huallanca. Fresh water requirements are sourced from a dam-created reservoir upstream from the tailings impoundment facility. The tailings impoundment facility is located next to the mill. Water reclaimed from the tailings impoundment is used as process water in the mill operation. The operation is subject to water and air permits issued by the Government of Peru. The operation holds all of the permits that are material to its current operations.

The topography in the area of the Antamina property is characterized by steep, sharp limestone ridges and peaks, generally at 4,500 to 4,800 metres altitude, but up to a maximum of 5,073 metres. There are short glacial valleys with lakes and deep, steep-sided river canyons and valleys. The ambient air temperatures at the Antamina property range from an hourly maximum of 15.3°C to an hourly minimum of -0.1°C and the rainfall averages 1,870 millimetres per year. These conditions are appropriate to conduct mining operations throughout the year. Occasional interruptions in mining activities may occur due to strong lightning storms.

History

The Antamina valley has seen limited mineral production by indigenous peoples for centuries. The Cerro de Pasco Corporation (“Cerro”) was the first company to carry out exploratory work of any magnitude on the Antamina project, beginning in 1952. Cerro defined over one million tonnes averaging better than 3.0% copper and a lower grade reserve of 10 million tonnes. In 1970, all of the mining assets owned by Cerro were transferred to the Government of Peru. Following expropriation, Minero Perú, the Peruvian mining administration agency, formed the Empresa Minera Especial (“EME”) in partnership with Geomin, the Romanian mining agency. EME carried out a work program on the property culminating in a series of feasibility studies based on the proven and probable reserves determined from drilling and underground sampling. The basic mining plan involved an initial open pit producing 10,000 tonnes per day of ore for seven years then 20,000 tonnes per day for 13 years. EME updated the initial study in 1978, 1979 and 1982. EME was disbanded in the 1981-1982 period due to its failure to finance the project.

In 1996, Rio Algom Limited and Inmet Mining Corporation acquired the Antamina project and shortly afterward formed CM Antamina to hold their interest in the project. In 1998, Inmet Mining Corporation sold its interest in CM Antamina, and CM Antamina was restructured under the ownership of Rio Algom Limited (37.5%), Noranda Inc. (37.5%) and Teck Corporation (25%). In 1999, the ownership was further modified as each of the three partners sold 10% of their interest to Mitsubishi Corporation, resulting in the ownership of Rio Algom Limited (33.75%), Noranda Inc. (33.75%), Teck Corporation (22.5%) and Mitsubishi Corporation (10%). As a result of various corporate transactions involving its parent owners, the current ownership of CM Antamina is BHP Billiton plc (33.75%), Glencore (33.75%), Teck (22.5%) and Mitsubishi Corporation (10%).

Geological Setting, Mineralization and Deposit Type

The Antamina deposit sits at the bottom of a glacial valley surrounded by limestone ridges. It is hosted in a sequence of limestones and sediments, which were strongly deformed by thrusting and folding, then later intruded by intermediate to felsic stocks.

The Antamina polymetallic deposit is skarn-hosted. It is unusual in its persistent mineralization and predictable zonation, and has a SW-NE strike length of more than 2,500 metres and a width of up to 1,000 metres. The skarn is well-zoned symmetrically on either side of the central intrusion with the zoning used as the basis for four major subdivisions, being a brown garnet skarn, green garnet skarn, wollastonite/diopside/green garnet skarn and a marbleized limestone with veins or mantos of wollastonite. Other types of skarn, including the massive sulphides, massive magnetite, and chlorite skarn, represent the remainder of the skarn and are randomly distributed throughout the deposit. The variability of ore types can result in significant changes in the relative proportions of copper and zinc produced in any given year.

Copper occurs mainly as chalcopyrite except for two areas of bornite, representing approximately five percent of the deposit. Zinc generally occurs as sphalerite. Other significant sulphides include molybdenite and pyrite, while trace amounts of silver and bismuth bearing minerals and local areas of galena are found.

Metal zonation is quite distinctive within the deposit. Copper occurs relatively evenly distributed from endoskarn to the limestone contact. Zinc and bismuth tend to occur within 70 metres of the contact of green garnet skarn with limestone/marble/hornfels. Molybdenite is generally located within the intrusive core and the surrounding endoskarn. Silver is present in any of the skarn lithologies. Lead is generally located in green garnet exoskarn, diopside exoskarn and hornfels. However veins and blebs of tennantite and other minerals can be found as rare occurrences in any rock type at Antamina.

Exploration

Commencing in 1996, CM Antamina performed an extensive exploration and development program to define the deposit. A resource model was built in 1997 to provide input to the feasibility study. The Antamina deposit had been drilled and underground sampled to the level that a resource and reserve model was constructed and a feasibility study undertaken in 1998. Work performed on the property up to 1999 includes metallurgical testing, check assaying of previous drill hole and underground tunnel pulps, geologic mapping, geotechnical core logging and mapping, 135 kilometres of core drilling, 6 kilometres underground tunnels and 225 metres of drifting for bulk sampling. As well, during the development and feasibility work, over 400 tonnes of metallurgical samples, representing all parts of the deposit, were taken and shipped to labs for various bench scale flotation and milling tests as well as pilot plant tests. Project construction was commenced in 1999 with initial production realized in June 2001. Since production, additional exploration studies have associated satellite areas of the property with the main intrusive and Antamina skarn through geochronology, isotopic and alteration patterns. In addition, a series of potential areas for grass-roots exploration have been identified based on stratigraphic, structural and morphological patterns.

Drilling

The Antamina data set contains core drill data, reverse circulation drill data, and data from underground drifts. EME drilled 174 core holes for 19,885 metres and extended the underground drifts driven by Cerro to a total of 6,000 metres. In addition the entire 6,000 metres of underground drifts were channeled sampled. Between 1996 and 2008, CM Antamina drilled an additional 1,905 core holes for 580,060 metres. The drill hole and underground data has been entered into acQuire database software for validation and storage. The Antamina resource model is updated on an annual basis to incorporate new available drilling data and improved understanding of the orebody.

In 2015, 142 diamond drill holes were completed within the Antamina pit, for a total of approximately 65,600 metres. In addition, 252 reverse circulation holes with a total length of approximately 8,600 metres were also drilled in the pit.

Sampling, Analysis and Data Verification

More than 280,000 samples have been analyzed. Assay data used for resource modeling is predominately from drill core samples (95%), with a lesser amount of underground channel (4%) and reverse circulation (1%) samples. No bias was noted for particular minerals with respect to core recovery and the samples used for the resource estimation are considered representative. Drill core sampling methodology for all Antamina drilling campaigns was the same: the drill core was cut in half, and sample intervals were set at three metres in length; however, the length of samples were adjusted to start and end at major geologic alteration and lithology contacts. All efforts were made to collect samples with a minimum length not less than 1 metre, except for density samples which average approximately 0.15 metre in length. The whole length of the drill hole was sampled, whether mineralized or not, except where low recovery prevented the collection of a representative sample. Most of the density data has been collected using two methods: caliper and wax-coat water immersion (which were determined to produce equivalent datasets). Additional studies were performed to determine correction factors for the bias between the whole core density and the in-situ density. Those factors were subsequently used during the resource estimation procedures. A bulk metallurgical sample was taken for pilot plant testing to determine grinding and bulk flotation characteristics of the ores. A drift location for the bulk sample was selected in the likely starter pit area. Approximately 400 tonnes of material was shipped for testing.

For all drilling programs run by CM Antamina, sample preparation, assaying, analytical and quality control procedures have followed acceptable industry standard practices. The procedures followed included the use of independent assay labs for all sample preparation and assays and the use of QA/QC protocols in all drilling campaigns. Additionally, most of the drilling programs included an independent audit of the QA/QC program and results. For diamond core, three metre samples of half core (PQ, HQ or NQ) are taken and crushed for assay at an external laboratory. The remaining half of the core is retained for future reference. The assay program includes approximately 15% of quality-assurance/quality-control samples, comprising standards, duplicates and blanks. The standards are matrix-matched material from Antamina, homogenized and certified in accordance with industry practice. All original data (geological logs, field forms, printed assay certificates, core photographs, and all other types of paper forms) have been archived at the mine site, inventoried and filed by hole. All of the paper forms have been scanned and electronically stored, together with all of the information that was originally received in an electronic form. A backup copy of all electronically-stored data (including backups of the SQL-based resource database) is stored in the CM Antamina vault in Lima. Industry accepted procedures were utilized for sampling, sample preparation, security and analytical procedures.  Sample checks have demonstrated that the samples are representative of the mineralization and that there is no bias in the sampling.

Mineral Processing and Metallurgical Testing

Extensive metallurgical testing was conducted on the Antamina ore body from November 1996 to December 1997. The work was carried out by reputable metallurgical laboratories under the direction of a committee of experienced metallurgical experts from within the ownership group supported by independent consultants. Much of the critical initial work was carried out in duplicate at different laboratories. Concentrator operations were started in May 2001. Over ten years of operational and metallurgical data have been realized since the original feasibility test work. The operational data and metallurgical relationships developed subsequent to the feasibility study have been applied to the current resource model.

Mineral Resource and Reserve Estimates

The Mineral Reserves and Mineral Resources for the Antamina deposit as of December 31, 2015 are as follows:

Mineral Reserves as at December 31, 2015 (100% basis)

	Proven		Probable		Total
Copper	Tonnes ‘000	Grade Cu%	Tonnes ‘000	Grade Cu%	Tonnes, ‘000	Grade Cu%
Copper Only Ore	128,400	1.02	207,300	0.99	335,700	1.00
Copper Zinc Ores	63,400	1.08	199,700	0.83	263,000	0.89
Total	191,800	1.04	407,000	0.91	598,700	0.95

	Proven		Probable		Total
Zinc	Tonnes ‘000	Grade Zn%	Tonnes ‘000	Grade Zn%	Tonnes, ‘000	Grade Zn%
Copper Zinc Ores	63,400	2.1	199,700	2.0	263,000	2.0
Total	63,400	2.1	199,700	2.0	263,000	2.0

	Proven		Probable		Total
Silver	Tonnes ‘000	Grade Ag g/t	Tonnes ‘000	Grade Ag g/t	Tonnes, ‘000	Grade Ag g/t
Copper Only Ore	128,400	8.3	207,300	7.9	335,700	8.1
Copper Zinc Ores	63,400	17.1	199,700	13.0	263,000	14.0
Total	191,800	11.2	407,000	10.4	598,700	10.7

Mineral Resources (Exclusive of Mineral Reserves) as at December 31, 2015 (100% basis)

	Measured		Indicated		Inferred
Copper	Tonnes ‘000	Grade Cu%	Tonnes ‘000	Grade Cu%	Tonnes, ‘000	Grade Cu%
Copper Only Ore	44,200	0.51	298,700	0.80	779,600	0.83
Copper Zinc Ores	19,600	0.76	135,600	1.10	493,300	1.02
Total	63,800	0.59	434,300	0.98	1,272,900	0.91

	Measured		Indicated		Inferred
Zinc	Tonnes ‘000	Grade Zn%	Tonnes ‘000	Grade Zn%	Tonnes, ‘000	Grade Zn%
Copper Zinc Ores	19,600	1.2	135,600	1.6	493,300	1.4
Total	19,600	1.2	135,600	1.6	493,300	1.5

	Measured		Indicated		Inferred
Silver	Tonnes ‘000	Grade Ag g/t	Tonnes ‘000	Grade Ag g/t	Tonnes, ‘000	Grade Ag g/t
Copper Only Ore	44,200	5.7	298,700	8.4	779,600	8.2
Copper Zinc Ores	19,600	14.1	135,600	17.8	493,300	15.5
Total	63,800	8.3	434,300	11.4	1,272,900	11.0

Notes:

(1)         Source: Teck AIF dated March 1, 2016.

(2)         Columns and rows may not add up due to rounding.

(3)         Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(4)         Zinc is not recovered from copper ores and molybdenum is not usually recovered from copper-zinc ores or from copper ores with high bismuth.

(5)         Reserve and resource estimates were prepared using long term metal prices of: US$2.96/lb copper, US$0.99/lb zinc, US$11.91/lb molybdenum and US$21.34/oz silver.

The cut-off grades at Antamina are based on the net value before taxes that the material will generate per hour of concentrator operation, and varies by year in an effort to maximize the net present value of the pit. Mineral Reserves are limited to the current operation tailings dam capacity.

Mining Operations

Project construction commenced in 1999 with initial production realized in June 2001. Antamina is currently a producing property, with the mine and concentrator operating at the designed capacity.

The mine is an open-pit, truck/shovel operation, processing approximately 150,000 tonnes per day and employing over 3,000 people. The ore is crushed within the pit and conveyed through a 2.7 kilometre tunnel to a coarse ore stockpile at the mill. It is then processed utilizing two SAG mills, followed by ball mill grinding and flotation to produce separate copper, zinc, silver, molybdenum and lead/bismuth concentrates. Silver is predominantly contained within the copper concentrates, with additional silver contained within the lead-bismuth concentrate. The concentrator processes multiple ore types on a campaign basis. These campaigns range from a number of days to an entire month or longer depending upon ore development and concentrate marketing requirements.

A 302 kilometre-long slurry concentrate pipeline, approximately 22 centimetres in diameter with a single pump station at the mine site, transports copper and zinc concentrates to the Huarmey port, where they are dewatered and stored prior to loading onto vessels for shipment to smelters and refineries world-wide. CM Antamina has entered into long-term off-take agreements with affiliates of its shareholders on market terms. Molybdenum concentrates are sold to third party refiners on market terms.

Copper production in 2015 was 390,600 tonnes, compared to 344,900 tonnes in 2014 with the increase primarily due to higher mill throughput. Zinc production increased by 11% to 235,000 tonnes in 2015, primarily due to higher throughput and a higher share of copper-zinc ore processed. Molybdenum production totalled 4.4 million pounds, which was 42% higher than in 2014, due to higher grades. In 2015, Antamina produced approximately 17.7 million ounces of silver (with associated bismuth and lead) (calculated from Glencore’s attributable share as disclosed in its February 11, 2016 news release available on Glencore’s website). During 2015, Antamina achieved a record mill throughput rate of approximately 154,000 tonnes per day, which was much higher than the 130,000 tonnes per day design capacity of the original expansion project. Future throughput rates will depend on ore hardness and the mix of ore feeds to the plant, but are expected to continue above original design capacity rates as a result of successful and continued debottlenecking efforts.

Based on current tailings capacity, the mine life is expected to continue until 2028. Operating permits are valid until the end of the life of mine. CM Antamina is currently considering options for storing additional tailings and alternative mine plans that could result in significant mine life extensions.

Exploration and Development

Beyond the estimated Mineral Reserves and Mineral Resources, Antamina hosts additional potential open pit and bulk/selective underground targets. There is also regional exploration potential over a large, prospective land package greater than 700 square kilometres.

CANDELARIA MINING AND TECHNICAL INFORMATION

Property Description and Location

The Candelaria project comprises two adjacent copper mining operations that produce copper concentrates from an open pit and underground mines. Compañía Contractual Minera Candelaria (“CCMC”) consists of an open pit mine (the “open pit” or “open pit mine”) and an underground mine (“Candelaria Norte” and, together with the open pit mine, “Candelaria” or the “Candelaria property”) which provide copper ore to an on-site concentrator with a capacity of 75,000 tonnes per day. Compañía Contractual Minera Ojos del Salado (“CCMO”) comprises two underground mines, Santos and Alcaparrosa (together, “Ojos” or the “Ojos property”). The Santos mine provides copper ore to an on-site concentrator with a capacity of 3,800 tonnes per day, while ore from the Alcaparrosa mine is treated at the Candelaria processing plant. CCMC and CCMO are together referred to as the “Candelaria Copper Mining Complex”.

The Candelaria Copper Mining Complex is located in Chile’s Atacama Province, Region III, at an elevation of approximately 650 metres above sea level, approximately 20 km south of the city of Copiapó and approximately 650 km north of Santiago. The Candelaria property comprises 276 mining exploitation concessions (approximately 5,849 hectares) and 59 mining exploration concessions (approximately 6,280 hectares). The Ojos property comprises 195 mining exploitation concessions (approximately 9,286 hectares) and 29 mining exploration concessions (approximately 3,400 hectares).

Exploration

Ongoing exploration is conducted at the Candelaria Copper Mining Complex with the primary purpose of supporting mining and increasing the Mineral Resources and Mineral Reserves available for mining. Exploration is focused on the known mantos, veins, and breccia masses in proximity to existing underground infrastructure. Historically, this strategy has proven very effective in defining new Mineral Resources available for underground mining. Much of the exploration is conducted from underground, requiring significant underground development to provide adequate drilling stations. Regional exploration is also undertaken on the large properties surrounding the mines to identify targets and define new Mineral Resource areas.

From 2010 to 2014, CCMC and CCMO have together invested more than US$117 million in exploration primarily below the Candelaria open pit, to the north and south, and at the three underground mines. During the first half of 2015, eight new Mineral Resource models were prepared (two at CCMC and six at CCMO), resulting in a significant expansion of the Mineral Resources of the underground mines, and contributing to the extension of their life.

Drilling

Mineral Resources are informed from information obtained from surface and underground boreholes. From 1990 to 2014, 2,618 core and percussion boreholes have been drilled in and around the open pit mine. In the Santos mine, approximately 1,097 core boreholes were drilled from 1993 to 2014. For the Alcaparrosa mine, the borehole database contains information from 972 core boreholes drilled from 1990 to 2014. The drilling and sampling procedures are consistent with generally recognized industry best practices.

Mineral Processing and Metallurgical Testing

The Candelaria Copper Mining Complex maintains regular metallurgical testing programs that are incorporated with historical testing results and mill performance into a statistical model to predict and improve the complex’s processing performance in terms of mill throughput, metal recovery to concentrate, and final concentrate grade. Metallurgical tests are executed in a number of specialized in-house and commercial facilities. Testing includes rock hardness classification, mineralogy using QEMSCAN technology and bench scale, and flotation testing that is correlated with industrial scale performance in order to predict mill throughput and metallurgical performance.

Mineral Resource and Reserve Estimates

The Mineral Resources at the Candelaria Copper Mining Complex are estimated from core drilling information and were evaluated using geostatistical block modelling methodologies.

The open pit Mineral Reserve estimate is based on a mine plan and open pit designs developed using modifying parameters including metal prices, metal recovery based on performance of the processing plant, actual operating costs and sustaining capital cost estimates based on the production schedule and equipment requirements. Open pit designs are carried out using MineSight and Datamine software.

The underground Mineral Reserve estimate is based on mine plans and designs developed using modifying parameters including metal prices, metal recovery based on performance of the processing plant, operating costs and sustaining capital cost estimates based on the production schedule and equipment requirements. Preliminary stope layouts and development plans are developed with Datamine MSO (Mine Stope Optimizer) used for stope design.

The consolidated Mineral Resource Statement for the Candelaria Copper Mining Complex is presented in the table below. Mineral Resources include Mineral Reserves.

Table i: Consolidated Mineral Resource Statement*, Candelaria Copper Mining Complex, Audited by the authors of the Candelaria Report, June 30, 2015 (100% Basis)

		Grade			Contained Metal
Classification	Quantity Tonnes (‘000)	Copper (%)	Gold (g/t)	Silver (g/t)	Copper Tonnes (‘000 t)	Gold Ounces (‘000 oz)	Silver Ounces (‘000 oz)
Open Pit
Measured	400,600	0.56	0.13	1.92	2,225	1,637	24,707
Indicated	31,889	0.48	0.13	1.74	154	129	1,787
Measured and Indicated	432,489	0.55	0.13	1.91	2,379	1,766	26,494
Inferred	15,862	0.36	0.11	1.29	57	54	658
Underground
Measured	65,968	1.13	0.26	4.81	745	550	10,194
Indicated	51,306	1.12	0.26	5.26	574	428	8,682
Measured and Indicated	117,274	1.12	0.26	5.01	1,319	978	18,876
Inferred	66,815	1.13	0.25	6.95	752	544	14,932
WIP**
Measured	93,849	0.36	0.09	1.49	335	263	4,487
Indicated	—	—	—	—	—	—	—
Measured and Indicated	93,849	0.36	0.09	1.49	335	263	4,487
Inferred
Combined
Measured	560,417	0.59	0.14	2.19	3,305	2,450	39,387
Indicated	83,195	0.88	0.21	3.91	728	558	10,469
Measured and Indicated	643,612	0.63	0.15	2.41	4,033	3,007	49,857
Inferred	82,676	0.98	0.22	5.86	809	598	15,589

*                                         Reported within the boundaries of the CCMC and CCMO properties. Mineral Resources are not Mineral Reserves and have not demonstrated economic viability. All figures are rounded to reflect the relative accuracy of the estimates. Mineral Resources include Mineral Reserves. Open pit Mineral Resources are reported at a cut-off grade of 0.2 percent copper within a conceptual pit shell based on metal prices of US$3.16 per pound of copper and US$1,000 per ounce of gold, and current topography. Underground Mineral Resources are reported at a cut-off grade of 0.6 percent copper. Parts of the open pit Mineral Resources have been converted into underground Mineral Reserves.

**                                  Work-in-progress (WIP) stockpiles

The consolidated Mineral Reserve Statement for the Candelaria Copper Mining Complex is presented in the table below. Mineral Reserves are included in Mineral Resources.

Table ii: Consolidated Mineral Reserve Statement*, Candelaria Copper Mining Complex, Audited by the authors of the Candelaria Report, June 30, 2015 (100% Basis)

		Grade			Contained Metal
Classification	Quantity Tonnes (‘000)	Copper (%)	Gold (g/t)	Silver (g/t)	Copper Tonnes (‘000 t)	Gold Ounces (‘000 oz)	Silver Ounces (‘000 oz)
Open Pit
Proven	298,153	0.57	0.13	2.00	1,699	1,246	19,137
Probable	16,429	0.52	0.14	1.94	85	72	1,023
Total	314,582	0.57	0.13	1.99	1,784	1,317	20,160
WIP**
Proven	93,849	0.36	0.09	1.49	335	263	4,487
Probable	—	—	—	—	—	—	—
Total	93,849	0.36	0.09	1.49	335	263	4,487
Underground
Proven	33,025	0.98	0.23	4.03	325	240	4,284
Probable	13,727	0.93	0.21	5.15	127	94	2,271
Total	46,753	0.97	0.22	4.36	452	335	6,555
Combined
Proven	425,028	0.56	0.13	2.04	2,359	1,749	27,908
Probable	30,156	0.70	0.17	3.40	212	166	3,294
Total	455,184	0.56	0.13	2.13	2,571	1,915	31,202

*                                         Mineral Reserves are included in Mineral Resources. Mineral Reserves have been prepared using metal prices of US$2.75 per pound of copper, US$1,000 per ounce of gold, and US$15.00 per ounce of silver. All figures have been rounded to reflect the relative accuracy of the estimates. CCMC Mineral Reserves for open pit and underground are reported at cut-off grades of 0.23 and 0.70 percent copper, respectively. Underground Mineral Reserves for Alcaparrosa and Santos are reported at cut-off grades of 0.76 and 0.73 percent copper, respectively. Parts of the underground Mineral Reserves have been converted from open pit Mineral Resources.

**                                  Work-in-progress (WIP) stockpiles

Mining Operations

The Candelaria open pit mine operates with an overall mining rate of approximately 235,000 tonnes per day including 66,000 tonnes per day of ore sent to the Candelaria processing plant. The average grade of the ore that will be mined from the open pit over the remaining life of mine is estimated at 0.57% copper, while stockpiled work in progress material is estimated to have an average grade of 0.36% copper. The open pit was designed to be mined in several phases of development. As of June 2015, five phases of development remain in the life of mine plan (Phases 9 to 13). The overall strip ratio is 2.8:1 excluding stockpiles, and the total in-pit waste is 882.9 million tonnes. The overall life of the open pit mine is 17 years.

The Candelaria Norte underground mine currently produces 6,000 tonnes per day but is planned to ramp up to 7,250 tonnes per day by 2019, with an average grade of 0.96% copper estimated in the life of mine plan. The Alcaparrosa underground mine produces 4,000 tonnes per day, with an average grade of 0.94% copper estimated over the remaining life of mine plan. The Santos underground mine produces 3,750 tonnes per day, with an average grade of 1.04% copper estimated over the remaining life of mine.

CCMC and CCMO operate their own processing plants. The Candelaria processing plant receives ore from the open pit and Candelaria Norte and Alcaparrosa underground mines. It has a nominal capacity of 75,000 tonnes per day. The Pedro Aguirre Cerde (PAC) processing plant receives ore from the Santos underground mine and has a design capacity of 3,800 tonnes per day.

The Candelaria processing plant flowsheet is conventional, comprising crushing, two parallel process lines for grinding and flotation, final concentrate filtration, and shipping of bulk copper concentrates. Run of mine ore is trucked to a primary gyratory crusher. Grinding takes place in a multi-stage closed circuit using SAG mills, ball mills, and pebble crushing. A multi-stage flotation circuit using an arrangement of mechanical cells, regrind mills, and column cells produces copper concentrate. Final flotation copper concentrate with gold and silver byproduct metals is thickened, filtered, and stored on site. Final flotation tails are conventionally thickened and disposed of in a rockfill embankment tailings storage facility.

The PAC processing plant has been in operation since 1929. The PAC processing plant flowsheet comprises a closed circuit crushing plant including a primary jaw crusher, a secondary cone crusher, and two tertiary cone crushers. The grinding circuit has three ball mills operating in parallel and in direct closed-circuit with hydrocyclone classification. The flotation plant uses conventional multi-stage, mechanical, self-aspired and forced air flotation cells, regrind milling, and column cells for the final concentrate cleaning stage. The final concentrate is thickened and filtered using a ceramic disc filter. Final flotation tailings from the PAC plant are pumped to the main Candelaria tailings storage facility. Copper concentrates containing precious metals are trucked to the Punta Padrones port, near Caldera. CCMC has an agreement with a third party company to process the Candelaria project’s flotation tailings to produce a magnetite concentrate and this produces an additional source of by-product revenue.

The remaining tailings storage capacity is sufficient to receive tailings until the end of 2017 at the current production throughput. A new tailings storage facility, known as Los Diques, has been designed to replace the Candelaria tailings storage facility. The Los Diques facility will be located to the southwest of the open pit and plant sites and will have an approximate designed capacity of 600 million tonnes, which is more than required by the current projected mine life. The Los Diques tailings management facility is a key part of the “Candelaria 2030 - Project Operational Continuity” environmental impact assessment that was submitted to the environmental authorities in September 2013 and was approved on July 23, 2015.

To mitigate the risk that permitting and construction of Los Diques is not completed before reaching the capacity of the existing tailings facility, CCMC is implementing a plan to reduce the permitted freeboard of the existing facility, thereby gaining approximately 14 months of additional storage capacity. The application for the permit modifications was submitted on July 29, 2015. Additionally, alternatives are being developed to maximize the available capacity in the existing tailings facility.

The Alcaparrosa mine’s environmental permit, which was set to expire at the end of 2015, was extended by the authorities in October 2015. CCMO’s existing environmental approval has been extended for an additional two years, to the end of 2017.

Capital and Operating Costs

For 2016, the forecast combined Candelaria Copper Mining Complex C1 cash operating cost is US$1.55 per pound of copper net of by-product credits and the effect of the Franco-Nevada gold and silver streaming agreement. Life of mine C1 cash operating costs are forecast to be approximately US$1.54 per pound of copper net of by-product credits and the Franco-Nevada gold and silver streaming agreement. Fluctuations in the cash cost are largely driven by the changes in the copper head grade in the open pit, and hence copper metal production, over the life of mine.

At CCMC, total capital expenditures over the period 2016 to 2019, excluding capitalized waste stripping, are forecast at US$459.5 million and from 2020 to 2024 at US$298.2 million. The main capital project is the construction of the new Los Diques tailings storage facility, expected to be ready to receive its first tailings in early 2018. From 2018, the capital cost includes conventional raises to the dam and extensions to the distribution systems. Mill capital costs include sustaining items to upgrade control systems and equipment replacements in the Candelaria processing plant. G&A capital costs include the final lift to the existing tailings dam as well as a number of environmental and local community initiatives. The forecast capital expenditure for CCMO over the same period is US$2.6 million, with no expenditures expected from 2017 onward.

Exploration and Development

Since 2010, aggressive exploration has defined several new sulphide mineralization zones amenable to underground mining that offer an opportunity to expand the Mineral Reserves and extend the life of the underground mine.

COBRE PANAMA MINING AND TECHNICAL INFORMATION

History

Cobre Panama is a development property in Panama which is currently in construction (it is not currently an operating mine). First Quantum holds an indirect 80% interest in Minera Panama S.A. (“MPSA”), which holds the Cobre Panama concession. The remaining 20% interest in MPSA is held by Korea Panama Mining Corporation (“KPMC”), a 50/50 joint venture company whose ultimate shareholders are LS-Nikko Copper Inc. and Korean Resources Corporation.

In 2005, Inmet Mining Corporation (“Inmet”), Petaquilla Minerals Ltd. and Teck Cominco Limited (the shareholders of MPSA at that time) entered into an agreement to develop a copper project on the concession for the Cobre Panama property in phases, subject to approval by the Government of Panama. During the course of 2008 Inmet acquired sole ownership of MPSA. In October 2009, Inmet entered into an agreement with KPMC that gave them the option to acquire a 20% interest in MPSA. During 2012, KPMC exercised its option and acquired a 20% interest in MPSA.

In August 2012, MPSA entered into the precious metals stream agreement with a subsidiary of Franco-Nevada for the delivery of precious metals based on production of the Cobre Panama project.

First Quantum acquired its indirect 80% interest in Cobre Panama through its acquisition of Inmet in 2013.

On October 7, 2015, the Franco-Nevada announced it had finalized terms of a replacement precious metals stream agreement.  The changes from the original agreement relate to streamlining reporting arrangements and providing First Quantum with greater flexibility to finance the project while maintaining the Company’s security package.  The principal commercial terms of the replacement agreement remain the same as the original agreement including that the Company will provide a $1.0 billion deposit against future deliveries of gold and silver from Cobre Panama.  The deposit will be funded on a pro-rata basis of 1:3 with First Quantum’s 80% share of the capital costs in excess of $1.0 billion.  Initial funding of $337.9 million was made by the Company on November 3, 2015 using existing cash on hand and the use of the Company’s credit facility.

Property and Ownership Interest

On February 9, 1997, MPSA was granted the mineral concession to explore and exploit Cobre Panama under Contract-Law No. 9 of February 26, 1997 (“Law 9”). Law 9 has an initial twenty-year term ending in 2017 and there are provisions for two consecutive twenty-year extensions. Such extensions are standard and are awarded in the year the concession comes up for renewal. The legal regime established by Law 9 for the development of the Cobre Panama concession is supplemented by the Mineral Resources Code of Panama (the “Panama Mining Code”).

Under Law 9, MPSA has the rights to explore for, extract, exploit, beneficiate, process, refine, transport, sell and market the gold, copper and other mining deposits on the Cobre Panama concession. MPSA was required to pay a 2% royalty on all mineral product revenues to the Government of Panama. On October 1, 2011, the royalty as set out in the Panama Mining Code was increased to 5% for base metals and 4% for precious metal concentrates. Changes to Law 9 will be made to align with the new Panama Mining Code upon renewal of MPSA’s mining concession in 2017.

Law 9 also grants to MPSA rights of way on state-owned lands and easements to use surface lands on concessions adjacent to the Cobre Panama concession; the right to build, maintain and use such lands; and easements for use to build, install, maintain and use facilities and installations that MPSA deems convenient for the development of the Cobre Panama concession. Land required for the provision of mine facilities, including waste rock storage and tailings facilities, stockpiles, mill port and power plant sites, has been acquired or leased by MPSA in accordance with its rights under Law 9. Mine expansion, including mining of the Balboa, Botija Abajo and Brazo deposits and adjacent waste rock dumping, will require access to additional properties covering up to 6,800 hectares. MPSA intends to initiate the acquisition of these properties in accordance with the procedures established by Law 9 and other applicable Panamanian laws.

Any amendments to Law 9 require the agreement of MPSA and the Government of Panama, as well as further approval by the Panamanian National Assembly.

Location, Access and Infrastructure

The Cobre Panama concession is located 120 kilometers west of Panama City and 25 kilometers from the Caribbean Sea coast, in the District of Donoso, Colon Province, in the Republic of Panama. It includes four concessions and 13,600 hectares (of which approximately 700 hectares relates to the Molejón gold deposit of Petaquilla Minerals Ltd.). There is no industrial development in the area of the concession and the region is sparsely populated. The primary occupation of the local residents is subsistence farming. The nearest community, the village of Coclecito (population 900), is 12 kilometers southeast of the proposed plant site. The city of Penonomé, which has a population of 25,000, is 49 kilometers southeast of Coclecito.

The topography in the concession area is low elevation (less than 300 meters) but rugged with considerable local relief covered by dense rainforest.  The area to the north is a lowland with minimal relief extending to the Caribbean coast. Climatic conditions are tropical with high precipitation levels, high humidity and relatively high temperatures of 25 to 30 degrees Celsius year-round.

The project has two main development areas: a mine and plant site within the concession boundaries, and a port and 300 MW power station at Punta Rincon, about 25 kilometers north of the plant site on the Caribbean coast. The mine will involve large scale and conventional open pit mining at up to approximately 75 Mbcm of ore and waste mined per annum. The multiple pits will be mined in an optimized sequence and in phases, with ore crushed in-pit and conveyed overland to a nearby processing plant. The processing plant design is based upon a conventional sulphide ore flotation circuit, with differential flotation to produce separate copper and molybdenum concentrate products. Plant tailings will be directed into areas of valley fill and into the depleted open pits. The copper concentrate product will be piped as a slurry to the port, from where it will be loaded onto vessels for shipping to world markets. The molybdenum concentrate will be delivered to port by road and shipped in bulk bags.  Project power will be generated by a coal-fired power station at the port site and transmitted to the mine site along a new access corridor, which also incorporates the concentrate pipeline.

Access to the project area is via the Pan-American Highway system from Panama City to Penonome, surfaced all-weather roads to Llano Grande, and gravel roads via the town of Coclecito. MPSA is in the process of building an extensive road network to improve access across the property and reduce the reliance on helicopters as the main method of transport. This includes upgrades to existing roads, including the main access road from Llano Grande (now completed), as well as building new roads. A road linking the port facility and the mine/plant site has been constructed and is currently being upgraded.

Geological Setting and Mineralization

The Cobre Panama project consists of numerous copper-gold-molybdenum-silver porphyry mineralized systems, which were first discovered in Panama during a regional geological survey by a United Nations Development Programme team in 1968. Exploration by numerous companies since has led to the discovery of four large deposits (Botija, Colina, Valle Grande and Balboa) as well as a number of smaller deposits (Botija Abajo, Brazo and Medio). A total of 1,805 diamond drill holes totalling 346,294 meters have been drilled from discovery to August 2013. From 2007 through 2013, MPSA drilled a total of 731 diamond drill holes totalling 173,044 meters.

The porphyry deposits occur at the southern margin of a large granodiorite batholith of mid-Oligocene age. Mineralization is hosted in a variety of lithologies, including granodiorite, feldspar-quartz-hornblende porphyry and adjacent andesite volcanics. At many of the deposits, the host lithologies and mineralization have been cross-cut by later dykes of either andesitic or felsic composition. Hydrothermal alteration is primarily silica-chlorite, which is interpreted to be a form of propylitic alteration. Local potassic alteration, consisting of potassium feldspar and secondary biotite, is to be found at Botija. Phyllic and argillic alteration is patchy throughout the four main deposits. High grade mineralization is associated with intense quartz stockworks.

The most dominant copper sulphide associated with mineralization is chalcopyrite, with lesser bornite. Sulphides typically occur as dissemination, micro-veinlets, fracture fillings and quartzsulphide stockworks. Traces of molybdenite are commonly found in quartz veinlets. There is no significant supergene enrichment of copper at Botija, Colina, Valle Grande or Balboa. At Brazo, supergene mineralization, consisting of chalcocite-coated pyrite and rare native copper, occurs to a depth of at least 150 meters. Some local supergene gold enrichment has been identified at Colina.

Sample Preparation, Analysis and Data Verification

Samples from MPSA drilling were placed within aluminum trays and dried in ovens. Once dry, the entire sample was crushed in a Rocklabs Boyd crusher, with sieve tests conducted regularly to ensure that the material was being crushed to the appropriate size. The equipment was cleaned after every sample using high-pressure air and after every tenth sample a coarse blank sample was passed through the crusher. The crushed sample material was split using a Jones rifle splitter and a 500 gram aliquot taken for assay. The aliquot was placed in a small plastic bag which was heat sealed and marked with a bar-coded sample tag. The reject material was returned to the original sample bag and stored on site.

The sample aliquots were shipped by air courier to ALS Chemex Lima in Lima, Perú, for analysis. Umpire assay checks and secondary assay work was conducted by Acme Santiago in Santiago, Chile. Both labs have ISO/IEC 17025-2005 certification. Residual pulps were stored at either ALS Chemex in Lima, Perú, or at a storage warehouse at First Quantum’s Minera Antares office in Arequipa, Peru.

All assay samples were kept in a locked facility on site until they were ready for shipment. Samples for a given hole were batched once the entire hole had been logged and sampled. Samples were collected into larger bags in batches of approximately 90 samples per bag. Samples to be assayed for sequential copper were batched into bags of 20 to 25 samples. Several times a week, the samples were dispatched by road to a secure warehouse in Penonomé by MPSA staff. While in storage, generally for less than two days, samples were kept under locked conditions until picked up by DHL cargo shipping. DHL then airfreighted the samples to ALS Chemex Laboratory in Lima, Peru.

A detailed review of all the historical and current QA/QC practices, QA/QC data and historical QA/QC reports at Cobre Panama has been undertaken by First Quantum in order to determine the accuracy, precision and bias present in the drillhole assay data for the project area, in order to determine suitability for mineral resource estimation. While a systemized program of QA/QC sampling was not fully implemented until 2006, numerous programs of check analysis were undertaken to compare each program of drilling to historic drilling undertaken by previous owners. Similarly, routine review of the QA/QC data and results did not occur until the MPSA drilling programs. Reviews and corrections of any errors identified are currently completed on a quarterly basis. MPSA is currently importing and validating all the Cobre Panama drillhole data into a corporate database, including all the historic QA/QC data collected over the life of the project.

Metallurgical Summary

The predominantly copper/molybdenum sulphide ore is amenable to conventional differential flotation processing, with lesser gold and silver recovered into the copper and gravity concentrate.

Various metallurgical test work programs have been undertaken on the Cobre Panama project since 1968, commensurate with the various levels of preliminary feasibility and prefeasibility studies that were completed up until 1998. In 1997 an extensive program of metallurgical testing was designed to confirm earlier studies on the metallurgical response of the Botija and Colina ores. Work included grinding, flotation, dewatering and mineralogical testing. Further testing was completed, including locked-cycle flotation test work and modal analysis to assist in defining grind requirements for both rougher and cleaner flotation. Copper-molybdenum separation by means of differential flotation was also tested. Confirmatory batch laboratory flotation test work was conducted during 2014 by ALS Metallurgy in Perth, Western Australia.

Based on all of this test work, variable processing recovery relationships were determined for copper and gold, while fixed recovery values were determined for molybdenum and silver. The design recoveries vary for each deposit.

Labour

As of December 31, 2014, First Quantum employed approximately 740 persons at Cobre Panama directly, in addition to contractors and subcontractors.

Environmental Permits

In December 2011, the Government of Panama, through Autoridad Nacional del Ambiente (the Panamanian national environmental authority), approved the project environmental and social impact assessment (“ESIA”) required for development of the Cobre Panama copper project, including the mining operations and related infrastructure, a port facility, and a coal-fired power plant.

Since then, the project definition and development scope has changed to include aspects that will need to be addressed in a new ESIA. The expected timeframe for submitting the new ESIA for approval is the end of 2016. Under the new Ministry of Environment Category III, an ESIA has to be reviewed within six months of being submitted.

Development Plan

The project proposes installed capacity of about 60 to 74 million tonnes per annum (“Mtpa”) over the first five years of the project life. Thereafter, a further expansion to up to 90 to 100 Mtpa capacity is planned, reverting to 74 Mtpa from around year 30.

The project is expected to produce an average of approximately 328,000 tonnes of copper annually for the first 20 years of project life, and thereafter an average of approximately 228,000 tonnes of copper annually. The average copper grade is expected to be 0.42% total copper for first 20 years and 0.32% total copper for the remaining project life. Average annual life-of-mine by-product production is expected to be approximately 2,570 tonnes of molybdenum, 97,000 ounces of gold and 1,570,000 ounces of silver. The average life-of-mine strip ratio is expected to be 1:1 and the mine life is projected to be 40 years.

Capital Cost Estimate

In the Cobre Panama Report, capital expenditure to develop Cobre Panama is estimated to be approximately US$6.4 billion, inclusive of US$2.2 billion incurred as of December 31, 2014, as set forth in the table below.

Capital Item	Incurred Pre- Acquisition (US$M)	Incurred at 30/12/2014 (US$M)	Capex Spend 2015 to 2018 (US$M)	Total Capex Spend (US$M)	Expansion Capex Spend (US$M)
Mine, Port & Infrastructure	480.0	78.2	1,465.0	2,023.2	—
Process Plant	62.0	175.3	1,061.6	1,298.9	500.0
Power Plant	209.0	115.6	339.5	664.1	415.0
Indirect Cost	162.0	912.6	1,364.2	2,438.8	—
Contingency	—	—	—	—	—
Total Project	913.0	1,281.7	4,230.3	6,425.0	915.0

Development Timeframe

The project is scheduled for construction completion and commissioning in the second half of 2017.

Activity	Target Timeframe
230kV overland power line completion	Q4 2015
300MW power station complete	Q1 2017
Tailings management facility complete	Q2 2017
Process plant construction complete	H2 2017
Process commissioning and first concentrate production	H2 2017

Economic Analysis

An economic analysis in the form of a simple cash flow model was developed in order to support the Mineral Reserves estimate and in order to demonstrate a positive cash flow for each year of mining and processing. Based on the assumptions set out below, the project is cash flow positive from 2018 and payback on the US$6.4 billion of capital expenditures (as estimated in Cobre Panama Report) occurs in 2024.

The annual revenues were calculated from the same metal prices as used in the pit optimization process described below (US$3.00/lb copper, US$13.50/lb molybdenum, US$1,200.00/oz gold, US$16.00/oz silver). The payable metal factors used were: 96.43% copper, 86.20% molybdenum, 86.00% gold and 80.00% silver). The unit operating costs used were:

•                  mining waste = US$1.79/t waste (overall average for all pits)

•                  mining ore = US$1.88/t ore (overall average for all pits)

•                  processing (including sustaining costs) = US$3.92/t ore

•                  G&A (including sustaining costs) = US$0.85/t ore

•                  stockpile reclaim costs = included in processing costs

An additional cost of US$1.30/tonne ore reclaimed was adopted for reclaim from longer term ore stockpiles. Mining sustaining costs of US$0.26/tonne (mined) have also been included (as an overall equivalent to varying annual capital expenditures).

The cash flow model forms part of a more comprehensive project financial model which extends to depreciation, tax, financing and inter-company cash flows, and consequently net present value and internal rate or return were not reported.

Development Update

On October 5, 2015, First Quantum announced that the estimated capital expenditure to develop Cobre Panama had been reviewed and lowered to US$5.95 billion and that the project remained on track for process and commissioning and first concentrate production in late 2017. On February 18, 2016, First Quantum announced estimated capital expenditures to develop Cobre Panama had been further reduced to $5.48 billion as a result of efficiencies achieved to date in the critical earthworks, concrete and construction aspects of the project, better pricing on materials and equipment procurement, together with a number of smaller cumulative savings opportunities.  As of December 2015, capital expenditure incurred to develop Cobre Panama was $2.72 billion.

Mineral Resource and Reserves

The Mineral Resource estimates have been generated from drillhole sample assay results and the interpretation of geologic models that relate to the spatial distribution of copper, molybdenum, gold and silver mineralization. Block grade estimation parameters have been defined based on the geology, drillhole spacing and geostatistical analysis of the data. Block grades and potentially deleterious elements were estimated by ordinary kriging.

Mineral Resources — Cobre Panama

Cobre Panama Mineral Resource Statement, as of June 2015

Deposit	Category	Tonnes (millions)	Copper (%)	Molybdenum (%)	Gold g/t	Silver g/t	Contained Cu (ktonnes)
Botija	Measured	336	0.46	0.008	0.10	1.35	1,540
Botija	Indicated	672	0.35	0.007	0.06	1.08	2,349
Colina	Indicated	1,032	0.39	0.007	0.06	1.58	3,983
Medio	Indicated	63	0.28	0.004	0.03	0.96	179
Valle Grande	Indicated	602	0.36	0.006	0.04	1.37	2,169
Balboa	Indicated	647	0.35	0.002	0.08	1.37	2,259
Botija Abajo	Indicated	114	0.31	0.004	0.06	0.93	351
Brazo	Indicated	228	0.36	0.004	0.05	0.81	816
Total Measured and Indicated		3,695	0.37	0.006	0.07	1.32	13,646
Botija	Inferred	152	0.23	0.004	0.03	0.78	354
Colina	Inferred	125	0.26	0.006	0.05	1.20	329
Medio	Inferred	189	0.25	0.005	0.03	1.25	482
Valle Grande	Inferred	363	0.29	0.005	0.03	1.14	1,048
Balboa	Inferred	79	0.23	0.003	0.04	0.96	180
Botija Abajo	Inferred	67	0.27	0.005	0.06	1.25	182
Brazo	Inferred	76	0.21	0.003	0.01	0.73	162
Total Inferred		1,051	0.26	0.005	0.04	1.08	2,737

Notes:

(1)         Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

(2)         Mineral Resources have been estimated using a 0.15% copper cut-off grade.

(3)         Mineral Resources have been reported inclusive of Mineral Reserves.

Mineral Reserves — Cobre Panama

The detailed mine planning for the project, including conventional optimization processes, phased and ultimate pit designs, surface layout planning and life of mine production scheduling, was completed by First Quantum geologists. At the outset, conventional Whittle Four-X software was used to determine optimal pit shells for each of the various deposits. The optimizations were completed on a maximum net return basis, and with recoveries to metal in concentrate based on different variable and fixed relationships for each deposit. The optimization process considered pit slope design criteria provided by a geotechnical consultant, in addition to mining and process operating costs derived in detail by MPSA. Geological losses were built into the regularized mine planning models to account for the presence of unmineralized dykes. In the Whittle optimization inputs, “unplanned dilution” and mining recovery factors were included to emulate practical mining losses.

Cobre Panama Project Mineral Reserve Statement, as of June 2015

		In Situ Mining Inventory
Pit	Class	Mtonnes	TCu (%)	Mo (ppm)	Au (ppm)	Ag (ppm)	TCu metal (kt)	Mo metal (kt)	Au metal (koz)	Ag metal (koz)
BOTIJA	Proved	345.6	0.45	74.88	0.10	1.33	1,550.2	25.9	1,122.0	14,790.5
	Probable	603.5	0.35	70.79	0.07	1.10	2,124.5	42.7	1,289.8	21,377.4
	Total P + P	949.1	0.39	72.28	0.08	1.19	3,674.7	68.6	2,411.8	36,167.9
COLINA & MEDIO	Proved
	Probable	1,009.9	0.39	66.27	0.06	1.59	3,898.8	66.9	2,034.9	51,607.8
	Total P + P	1,009.9	0.39	66.27	0.06	1.59	3,898.8	66.9	2,034.9	51,607.8
VALLE GRANDE	Proved
	Probable	566.0	0.36	67.02	0.05	1.39	2,035.9	37.9	837.8	25,278.9
	Total P + P	566.0	0.36	67.02	0.05	1.39	2,035.9	37.9	837.8	25,278.9
BALBOA	Proved
	Probable	437.1	0.35	16.10	0.08	1.36	1,509.0	7.0	1,126.9	19,168.2
	Total P + P	437.1	0.35	16.10	0.08	1.36	1,509.0	7.0	1,126.9	19,168.2
BABR	Proved
	Probable	220.5	0.40	41.25	0.07	0.87	882.5	9.1	529.4	6,179.2
	Total P + P	220.5	0.40	41.25	0.07	0.87	882.5	9.1	529.4	6,179.2

Notes:

(1)         Mineral Reserves have been estimated using the following metals prices: US$3.00/lb Cu, US$13.50/lb Mo, US$1200.00/oz Au, US$16.00/oz Ag.

(2)         Mineral Reserves have been included in reported Mineral Resources.

(3)         A cut-off optimization strategy was adopted for the Mineral Reserves estimation process, whereby an elevated 0.2% copper cut-off grade was adopted for the period up to 2040, then followed by a period of marginal cut-off grade plant feed for the remainder of the project life. While the actual marginal cut-off grade varies according to varying process recovery relationships, the overall average cut-off grade over the life of mine at the metal prices listed in the table above is in the order of 0.19% copper.

SELECTED MINERAL ASSET SUMMARY DESCRIPTIONS

Goldstrike, Nevada

Franco-Nevada holds royalties covering the majority of the Goldstrike complex operated by Barrick. The Goldstrike complex is located on the Carlin Trend, about 60 km northwest of the town of Elko, Nevada. The Goldstrike complex includes the open-pit Betze-Post mine, as well as the underground operations of Meikle and Rodeo immediately to the north. Mining activity commenced on the property in 1976 and, since 1987, has been operated by Barrick. Franco-Nevada holds NSR (2-4%) and NPI (2.4-6%) royalties at Goldstrike covering the majority of the reported Mineral Reserves and Mineral Resources. Included is low grade ore that has been stockpiled for later processing. The royalties vary depending on the claim blocks, as shown in the figure. As a result, royalty payments can vary substantially on a quarterly basis, depending on mine sequencing and waste stripping. The timing of capital investments can also impact the timing of the payment of profit royalties.

Goldstrike is a mature mining operation but remains one of Barrick’s five core mines. Franco-Nevada’s NPI and NSR royalty payments both increased in 2015 versus 2014. The royalty payments benefitted in 2015 from a 17% increase to gold production to 1,053,000 ounces while the NPI payments were aided by reduced all-in sustaining costs primarily the result of lower cash costs combined with a decrease in mine-site sustaining capital expenditures. Barrick expects Goldstrike to produce between 975,000-1,075,000 ounces in 2016 at an all-in sustaining cost of $780-850 per ounce. Production forecast is essentially unchanged from 2015 while expected all-in sustaining costs is higher due to increased sustaining capital expenditures.

The new thiosulfate processing method (“TCM”), which does not use cyanide, achieved commercial production in July 2015 and will enable Goldstrike to accelerate production from about 4 million stockpiled ounces. Throughput and recoveries continue to improve with ongoing adjustments. The TCM circuit is expected to achieve throughput of approximately 11,000 tonnes per day by the third quarter of 2016, in line with its design capacity.

Stillwater, Montana

Stillwater Mining Company (“Stillwater”) owns and operates the Stillwater mine and the East Boulder mine in Montana (together, the “Stillwater Complex”). Production began in 1986 at the Stillwater mine and in 2002 at the East Boulder mine. Both are PGM mines with the majority of production being palladium. Franco-Nevada has a 5% NSR royalty on all commercially recoverable metals produced from 813 of the 995 claims that cover the Stillwater Complex. The amount of the royalty is reduced by permissible “onward processing” deductions, which have averaged 10-12% of revenue over the last several years.

Based on Franco-Nevada’s estimates, the NSR royalty currently covers 80-85% of the Stillwater Mineral Reserves and Mineral Resources and 100% of the East Boulder Mineral Reserves and Mineral Resources. Historically, because of reliance on near-shaft stopes in the Stillwater mine, production has been sourced disproportionately from non-Franco-Nevada royalty ground. However, in recent years, the percentage of Stillwater Complex production subject to Franco-Nevada’s royalty has increased. In 2015, Stillwater produced 520,800 ounces of PGM, a slight increase year over year and within its guidance range of 520,000-535,000 ounces of PGM. For 2016, Stillwater expects to produce between 515,000-535,000 ounces of PGM. Based on existing Mineral Reserves, the Stillwater Complex is estimated to support a 35-40 mine life.

Despite the weakness in PGM prices, Stillwater brought the Graham Creek project online in 2015 and continues to advance the Blitz project which are both on Franco-Nevada royalty ground. The Blitz project, located east of the Stillwater mine, is progressing well. Stillwater expects first production from Blitz in 2018 which is expected to contribute 150,000-200,000 PGM ounces per year upon full ramp up. The Blitz project is also expected to be Stillwater’s lowest cost production. Stillwater estimates that only ~11 miles of a 28 mile strike length has been developed on the property in total.

Gold Quarry, Nevada

The Gold Quarry operation is part of Newmont’s Carlin operations in north-central Nevada. It is a large open-pit mine that has been in production since 1985 supplying ore as part of an integrated mining and processing complex with different mines supplying variable ore types and grades to a variety of processing facilities situated throughout the complex. Newmont has significant milling and roasting processing infrastructure immediately east of the Gold Quarry pit. Newmont currently reports Mineral Reserves and production numbers by area and does not publicly quote separate Gold Quarry numbers.

Franco-Nevada’s royalty interest covers only a portion of the Gold Quarry property as shown in the schematic. The Gold Quarry royalty is a 7.29% NSR based on production or on different annual minimum royalty payment obligations tied to Mineral Reserves and stockpiles attributed to the Gold Quarry royalty property. In 2015, Franco-Nevada received 11,250 ounces based on the minimum royalty provisions and expects similar figures in 2016.

Fire Creek/Midas, Nevada

In February 2014, Franco-Nevada assisted Klondex in the acquisition of the Midas mine and milling facility located in Nevada from Newmont. Klondex purchased the Midas mill to provide it with processing capacity for its Fire Creek ores, which are located 180 km south (via highway and roadways) of Midas, while providing the option to potentially extend mine life at Midas.

Franco-Nevada paid $35 million for a prepaid gold purchase arrangement for 38,250 ounces of gold to be delivered by December 31, 2018 and a 2.5% NSR royalty on the Fire Creek and Midas properties commencing in 2019. Under the terms of the agreement, prepaid gold purchase deliveries began in June 2014 and will be made at the end of each month until 38,250 ounces have been delivered. The remaining deliveries based on the prepaid gold purchased arrangement is 8,000 ounces in each of 2016, 2017 and 2018.

Klondex produced 105,893 ounces of gold and 1.605 million ounces of silver in 2015, an increase of 23% and 17.5% respectively over 2014. For 2016, Klondex expects to increase production to a range of 145,000-150,000 gold equivalent ounces with approximately two thirds expected from Fire Creek and one third from Midas.

The Fire Creek property is located in north central Nevada, at the cross-section of the Northern Nevada Rift and the Battle Mountain Trend and is a high-grade epithermal gold deposit. The property consists of a combination of private fee land and U.S. Bureau of Land Management (“BLM”) land for a total area of approximately 45 km2 plus an area of interest in adjacent townships along strike with mineralization. In February 2016, Klondex announced that it had received BLM approval for the Environmental Assessment at Fire Creek. The approval by the BLM will allow Klondex to construct a new waste rock storage facility and expand other infrastructure. Midas was discovered and constructed by Franco-Nevada’s predecessor company prior to its combination with Newmont. Midas has remaining Mineral Resources with numerous targets for Mineral Resource expansion.

The property position extends over private fee land and BLM land for a total area of 137 km2 with an area of interest surrounding the property.

Sudbury, Ontario

Franco-Nevada acquired three precious metals streams in the Sudbury basin of Ontario with its acquisition of Gold Wheaton Gold Corp. (“Gold Wheaton”) on March 14, 2011. Franco-Nevada is entitled to purchase 50% of the precious metals contained in ore produced from the footwall portions of three separate mines and makes ongoing payments equal to the lesser of $420 per ounce of payable gold (subject to an inflation adjustment of 1% per year which commenced July 2011) and the then prevailing spot price for gold. At the time of acquisition by Franco-Nevada, the mines were operated by Quadra FNX Mining Ltd. (“Quadra FNX”) which was acquired by KGHM International Ltd. (“KGHM”) in March 2012. The three mines are the operating Levack (Morrison deposit) mine and the Podolsky and McCreedy West mines which are both currently on care and maintenance. The footwall deposits are primarily rich in palladium followed by platinum and gold. KGHM does not have processing facilities in Sudbury and sells the ore to third parties for processing. The stream is calculated based on contained precious metals in the delivered ore rather than payable metals. 2015 PGM revenue was negatively impacted by the decrease in PGM prices.

Levack (Morrison deposit): The stream agreement applies to the Levack (Morrison deposit) which has been in production since 2007 and is the main source of revenue from the Sudbury stream agreements. In late 2011, Quadra FNX and Xstrata Nickel entered into a life of mine agreement which allowed Quadra FNX to utilize the neighbouring underground infrastructure of Xstrata Nickel’s Craig mine. A new ramp driven from the 4900 foot level of the Craig shaft allowed access to the 5040 foot level for diamond drilling and potential Mineral Reserve and Mineral Resource expansion.

McCreedy West Mine: The stream agreement applies to the PM and 700 deposits at the McCreedy West mine. McCreedy West ceased mining of the precious metal-rich ores in the PM deposit in 2011. Glencore plc cancelled its off-take contract for nickel ores in 2014 and the mine has now been placed on care and maintenance.

Podolsky Mine: The stream agreement applies to the 2000 and North deposits at the Podolsky mine which has been in operation since 2008. Podolsky was put on care and maintenance in the third quarter of 2013.

Detour Lake, Ontario

Franco-Nevada has a 2% NSR royalty that covers an area of 140 km2 of the Abitibi greenstone belt located 185 km northeast of Cochrane, Ontario including the Detour Lake mine. Placer Dome Inc. operated a mine on the property from 1983 through 1999 during which time approximately 1.8 million ounces of gold are estimated to have been produced.

Detour Gold Corporation (“Detour”) constructed the current mine from 2010 to 2013 and is the current operator. The Detour Lake mine produced 232,287 ounces of gold in 2013 (partial year), 456,634 ounces of gold in 2014 and 505,558 ounces of gold in 2015. Detour expects to produce between 540,000-590,000 ounces in 2016.

In January 2016, Detour provided a new life of mine plan for the Detour Lake mine. The revised plan assumes a longer mine life of 23 years versus 20 years previously (net of depletion for 2014 and 2015) while average yearly production is relatively unchanged at 655,000 ounces of gold versus 665,000 ounces of gold previously. The updated mine plan includes the addition of West Detour (formerly Block A which was consolidated with the purchase of Trade Winds Ventures Inc.) which provides a second feed source to smooth production. The West Detour pit has an ~10 year mine life, will have shared equipment between Detour Lake and West Detour pits and the West Detour pit will provide long-term storage for tailings and waste. The updated mine plan included an updated Mineral Reserve estimate which increased from 14.957 million ounces of gold as at the end of 2014 to 16.395 million ounces of gold as at the end of 2015. The updated Mineral Reserve estimate included the first Mineral Reserve for the West Detour project of 1.529 million ounces of gold.

East Timmins, Ontario

Franco-Nevada has multiple NSR royalties ranging from 0.25 to 15% over the Destor-Porcupine mineral trend just east of Timmins, Ontario spread over more than 120 km and estimated to cover over 340 km2. Kirkland Lake Gold Inc. (“KLG”) acquired St Andrew Goldfields (“St Andrew”) in January 2016 which previously owned and operated most of the properties along the trend on which Franco-Nevada has royalties. KLG is believed to be exploring different options for processing ore from various operations at its underutilized Macassa mill in Kirkland Lake, Ontario as well as its newly acquired Holt mill discussed below. The key properties include:

Holt: The Holt mine is the main producing asset that KLG acquired as part of the St Andrew transaction and includes the Holt mill complex. Franco-Nevada has a sliding scale NSR royalty beginning at 2% when the gold price is less than or equal to $500/ounce and increasing in 1% increments for each $100/ounce increase in the gold price, to a maximum of 10%. The operation re-started in 2011. The Holt mine has an ~7 year mine life based on current Mineral Reserves with additional potential further to the west and down-dip of the main zone.

Holloway: The Holloway mine, restarted in 2009, is located immediately north of the Holt property with ore processed at the Holt mill. Franco-Nevada has a sliding scale NSR royalty of 2% if the price of gold is less than $800/ounce, increasing by 1% for every $100/ounce increase in the price of gold, up to a maximum of 15%. The Holloway mine has an ~ 2 year mine life based on current level of Mineral Reserves.

Taylor: The Taylor mine (1% NSR) achieved commercial production in November 2015. The operation has an ~4-5 year mine life based on current level of Mineral Reserves with additional exploration potential.

Hislop: Franco-Nevada has a 4% NSR on the Hislop mine which is located approximately 50 km to the west of the Holt mill. The open-pit Mineral Reserve for the Hislop open-pit was fully depleted in 2014.

Other exploration: Additional exploration is targeting mineralization at the Holt Deep Zone 4 (down dip and west of the current workings) as well as areas in close proximity to Holloway. At Hislop, drilling on the northern boundary has indicated that Primero Gold Corporation’s Grey Fox discovery may continue onto the Hislop claims. There is also potential at the Aquarius deposit west of Taylor.

Palmarejo/Guadalupe, Mexico

Since January 2009, Franco-Nevada has received 50% of the gold produced from the Palmarejo gold and silver operation located in Chihuahua Province, Mexico which is owned and operated by Coeur as part of a stream agreement. In June 2014, Franco-Nevada agreed to terminate the existing stream agreement once Coeur has delivered the minimum 400,000 ounce obligation set as part of the original stream agreement. As of December 31, 2015, Coeur had delivered 370,672 ounces (51,420 ounces in 2015) and it is expected that the minimum obligation will be satisfied in mid-2016. Franco-Nevada will pay approximately $416 per ounce for the remaining ounces owed under the minimum obligation.

As part of the agreement to terminate the original stream agreement, Franco-Nevada entered into a new 50% gold stream with Coeur on the Palmarejo project. Franco-Nevada believes the restructured agreement improves mine economics for Coeur and extends the mine life of the entire Palmarejo operation. This agreement continues to apply to the extensive land position totaling over 1,200 km2. Franco-Nevada provided an upfront $22.0 million deposit to be used to partially fund the development of the Guadalupe underground mine on the Palmarejo property. Ongoing payments will be equal to the lesser of $800 per ounce (no inflation provision) and the then prevailing spot price for gold for each ounce delivered under the new gold stream agreement.

In 2014, Coeur acquired Paramount Gold and Silver Corp. that controlled the neighbouring Independencia deposit. Coeur plans to process Independencia ore through the Palmarejo plant which is not subject to the stream agreement. Coeur reported that the transition to higher-grade underground ore sources at Guadalupe (as well as Independencia) remains on track. The operation achieved mining rates of 2,000 tons per day from the Guadalupe deposit in early January 2016. Coeur predicts that the Guadalupe and Independencia deposits have the potential to produce 4,000 metric tonnes per day of high-grade silver and gold for 7 years. In addition, the two deposits remain open at depth and along strike with additional exploration potential within the Guadalupe mining district.

MWS, South Africa

Franco-Nevada, as a result of its acquisition of Gold Wheaton in March 2011, receives 25% of gold produced from the Mine Waste Solutions (“MWS”) project.  MWS is a gold and uranium tailings recovery operation located near Stilfontein, approximately 160 km west of Johannesburg, South Africa. The operation processes multiple tailings dumps in the area through three production modules, the last of which was commissioned in 2011. It also includes a modern tailings storage facility approximately 15 km from the gold plant. Franco-Nevada makes ongoing payments equal to the lesser of $416/ounce of payable gold (subject to a 1% annual inflation that commenced December 2012) and the then prevailing spot price for gold.

AngloGold Ashanti Limited (“AngloGold Ashanti”) purchased the operation from First Uranium Corporation in July 2012. As part of the AngloGold Ashanti purchase, Franco-Nevada amended the agreement and is now entitled to receive 25% of all the gold produced through the MWS plant including treatment of AngloGold Ashanti’s tailings until Franco-Nevada has received 312,500 ounces of gold, starting on January 1, 2012 (the prior agreement had no production cap). In 2015, Franco-Nevada received 22,616 ounces of gold and at December 31, 2015 had received 92,052 ounces of the 312,500 ounce cap since the amendment of the agreement. There was a minor decrease in gold ounces received in 2015 compared to 2014.

Sabodala, Senegal

In December 2013, Franco-Nevada provided Teranga with $135 million to fund the acquisition by Teranga of the remaining interests of the Oromin Joint Venture (“OJVG”). The OJVG owned the adjacent property which hosts several deposits representing future ore sources for Teranga’s neighbouring Sabodala mill. With the acquisition, Teranga now controls a sizable land package of 1,055 km2 which includes much of a 70 km strike length along a prospective greenstone belt.

Under the terms of the agreement between Franco-Nevada and Teranga, Teranga will deliver 22,500 ounces of gold annually over the first six years of the agreement. Following delivery of 135,000 ounces of gold, Franco-Nevada will receive 6% of gold production that is sourced from either the Sabodala or OJVG properties. Franco-Nevada will make ongoing payments for each ounce of gold delivered equal to 20% of the spot gold price. As of the end of 2015, Teranga has delivered 45,000 ounces.

2015 production of 182,282 ounces fell short of Teranga’s original expectations production between 200,000-230,000 ounces.  Production was impacted by a change in mine plan at Gora, impact of the rainy season and other minor factors. For 2016, Teranga expects production to increase to a range of 200,000-215,000 ounces with increased mill capacity and increased grade. Longer term, Teranga expected production to average approximately 200,000 ounces per year for nine years and 120,000 ounces per year for the remaining four and half years of the estimated 13.5 year mine life assuming no exploration success from its 1,055 km2 land package.

RESERVES DATA AND OTHER OIL & GAS INFORMATION

GLJ was engaged by Franco-Nevada to evaluate the crude oil & natural gas reserves of its producing Oil & Gas properties and the value of future net revenue attributable to such reserves. GLJ has prepared a report in accordance with the requirements of NI 51-101. The GLJ Report has an effective date of December 31, 2015.  The GLJ Report was prepared using assumptions and methodology guidelines outlined in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”).

All evaluations of future revenue contained in the GLJ Report are after the deduction of associated royalties, operating and development costs, abandonment and reclamation costs, but before consideration of indirect costs such as general and administrative, overhead recovery and other miscellaneous expenses. The estimated future net revenues contained in the following tables do not necessarily represent the fair market value of the reserves. There is no assurance that the forecast price and cost assumptions contained in the GLJ Report will be attained and variances could be material. Other assumptions and qualifications relating to costs and other matters are included in the notes to the tables. The recovery and reserves estimates described herein are estimates only. The actual reserves may be greater or less than those calculated.

Oil & Gas Abbreviations and Conversions

Oil & Natural Gas Liquids		Natural Gas
bbl	barrel	Bcf	billion cubic feet
bbls/d	barrels per day	Mcf	thousand cubic feet
Mbbls/d	thousand barrels per day	MMcf	million cubic feet
MMbbls	million barrels	MMcf/d	million cubic feet per day
NGLs	natural gas liquids	MMBtu	million British thermal units
Boe	barrel of oil equivalent of natural gas and crude oil on the basis of 1 Boe for 6 Mcf of natural gas or 1bbl of oil	Mcfe	thousand cubic feet of gas equivalent
Boe/d	barrels of oil equivalent per day
Mboe	thousand barrels of oil equivalent
Mboe/d	thousand barrels of oil equivalent per day
MMboe	million barrels of oil equivalent
WTI	West Texas Intermediate
API	American Petroleum Institute

Oil & Gas Information Advisory

In this AIF, certain natural gas volumes have been converted to barrels of oil equivalent on the basis of six Mcf to one bbl.  Boe, Mboe, MMboe and related terms may be misleading, particularly if used in isolation.  A conversion ratio of six Mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.  The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.  Estimates of future net revenue presented below do not represent fair market value.

Reserves Data (Forecast Prices and Costs)

The following table sets forth a summary of the crude oil & natural gas reserves and the value of future net revenue of Franco-Nevada as at December 31, 2015 as evaluated by GLJ in the GLJ Report using forecast prices and costs. The pricing used in the forecast price evaluation is set forth below under the heading “Forecast Prices and Costs”. Some of the tables may not add due to rounding.  All reserves are in Canada.  See “Cautionary Regarding Mineral and Oil and Gas Reserve and Resource Estimates”.

	Light and Medium Oil		Heavy Oil		Conventional Natural Gas		NGLs		Total Oil Equivalent
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)	Gross (Mboe)	Net (Mboe)
Proved
Producing	16,085	15,319	—	7	1	5,453	178	320	16,262	16,554
Developed Non-Producing	419	358	—	—	—	—	—	—	419	358
Undeveloped	3,772	3,547	—	—	—	—	—	—	3,772	3,547
Total Proved	20,276	19,224	—	7	1	5,453	178	320	20,453	20,459
Total Probable	7,317	6,736	—	3	—	1,886	59	113	7,376	7,167
Total Proved Plus Probable	27,593	25,960	—	10	1	7,339	237	433	27,830	27,626

The following tables set forth the net present value of future net revenue attributable to the reserves categories referred to above, before and after deducting future income tax expenses, calculated without discount and using a discount rate of 5%, 10%, 15% and 20%:

	Net Present Values of Future Net Revenue Before Income Taxes Discounted At (%/year)
Reserves Category	0%	5%	10%	15%	20%
			(C$000)

Proved
Producing	$576,647	$410,286	$306,775	$240,242	$195,323
Developed Non-Producing	24,087	14,568	9,473	6,561	4,789
Undeveloped	124,017	58,366	24,920	8,069	(643)

Total Proved	724,751	483,221	341,168	254,872	199,470
Total Probable	415,462	214,189	125,325	81,018	56,410

Total Proved Plus Probable	$1,140,213	$697,409	$466,493	$335,890	$255,880

	Net Present Values of Future Net Revenue After Income Taxes Discounted At (%/year)
Reserves Category	0%	5%	10%	15%	20%
			(C$000)

Proved
Producing	$516,716	$371,784	$280,923	$222,231	$182,377
Developed Non-Producing	17,948	10,798	7,013	4,872	3,579
Undeveloped	89,580	41,949	16,935	4,248	(2,326)

Total Proved	624,245	424,531	304,871	231,351	183,631
Total Probable	307,789	158,136	92,584	60,184	42,284

Total Proved Plus Probable	$932,034	$582,667	$397,455	$291,535	$225,916

The following table sets forth the undiscounted future net revenue attributable to proved and proved plus probable reserves (in total) as of December 31, 2015:

Reserves Category	Revenue	Royalties	Operating Costs	Development Costs	Abandonment & Reclamation Costs	Future Net Revenue Before Income Tax Expenses	Future Income Tax Expenses	Future Net Revenue After Income Tax Expenses
Total Proved (C$000)	$1,645,800	$278,578	$515,056	$47,691	$79,724	$724,751	$100,506	$624,245
Total Proved Plus Probable (C$000)	$2,404,989	$414,744	$706,470	$54,543	$89,018	$1,140,213	$208,179	$932,034

The following table sets forth the net present value of future net revenue (before deducting future income tax expenses), by product type, estimated using forecast prices and costs and calculated using a discount rate of 10%:

Reserves Category	Product Type	Net present value of future net revenue before income taxes (discounted at 10% per year)(1) (C$000)	$/boe	$/Mcfe
Total Proved
	Light and Medium Oil(2)	329,998	17.00	2.83
	Heavy Oil(2)	308	18.01	3.00
	Conventional Natural Gas(3)	10,862	10.52	1.75
	Total	341,168	16.68	2.78
Total Proved Plus Probable
	Light and Medium Oil(2)	451,516	17.23	2.87
	Heavy Oil(2)	440	18.26	3.04
	Conventional Natural Gas(3)	14,537	10.43	1.74
	Total	466,493	16.89	2.81

(1)         Other Company revenue and costs not related to a specific product type have been allocated proportionately to production groups. Unit values are based on the Company’s net reserves.

(2)         Including solution gas and other by-products.

(3)         Including by-products but excluding solution gas.

Forecast Prices and Costs

The following table sets forth forecast prices and costs pricing assumptions used in the GLJ Report with respect to net present values of future net revenue as well as the inflation rates used for operating and capital costs. GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101. The crude oil & natural gas forecast prices are based on the January 1, 2016 posted price as determined by GLJ. The forecast price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the GLJ Report.

Year	WTI @ Cushing Oklahoma ($US/bbl)	Light, Sweet Crude Oil (40 API at Edmonton) ($C/bbl)	WCS Stream Quality at Hardisty ($C/bbl)	Canadian Natural Gas Price (AECO- C/NIT) ($C/MMbtu)	NGL Edmonton Propane ($C/bbl)	NGL Edmonton Butane ($C/bbl)	NGL Edmonton Pentanes Plus ($C/bbl)	Inflation %/year	Exchange Rate $US/$C
2016	44.00	55.86	42.26	2.76	9.85	41.90	60.79	2.0	0.7250
2017	52.00	64.00	51.20	3.27	16.00	48.00	68.48	2.0	0.7500
2018	58.00	68.39	55.39	3.45	20.52	51.29	73.17	2.0	0.7750

Year	WTI @ Cushing Oklahoma ($US/bbl)	Light, Sweet Crude Oil (40 API at Edmonton) ($C/bbl)	WCS Stream Quality at Hardisty ($C/bbl)	Canadian Natural Gas Price (AECO- C/NIT) ($C/MMbtu)	NGL Edmonton Propane ($C/bbl)	NGL Edmonton Butane ($C/bbl)	NGL Edmonton Pentanes Plus ($C/bbl)	Inflation %/year	Exchange Rate $US/$C
2019	64.00	73.75	60.84	3.63	25.81	55.31	78.91	2.0	0.8000
2020	70.00	78.79	66.18	3.81	27.58	59.09	84.30	2.0	0.8250
2021	75.00	82.35	70.00	3.90	28.82	61.76	88.12	2.0	0.8500
2022	80.00	88.24	75.88	4.10	30.88	66.18	94.41	2.0	0.8500
2023	85.00	94.12	81.41	4.30	32.94	70.59	100.71	2.0	0.8500
2024	87.88	96.48	84.90	4.50	33.77	72.36	103.24	2.0	0.8500
2025	89.63	98.41	86.60	4.60	34.44	73.81	105.30	2.0	0.8500
2026+	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	2.0	0.8500

Reconciliation of Changes in Reserves

The table below is a reconciliation of Company gross reserves and is provided to satisfy the requirement of NI 51-101.  Under NI 51-101, Company gross reserves include only working interests before the deduction of royalties payable to others and do not include any royalties receivable.  As a portion of Franco-Nevada’s assets are royalty interests, they are excluded from this table.  This hinders an investor’s ability to compare its reserves to others in the industry.  Therefore, in addition to presenting the reconciliation using Company gross reserves, a reconciliation using the Company’s net interest reserves is also presented.  The Company’s net interest reserves are defined here as the Company gross working interest reserves, before payment of royalties to others, plus Company net royalty interest reserves.

December 31, 2015
Reconciliation of Company Gross Reserves
by Principal Product Type

Forecast Prices and Costs

	Light and Medium Oil			Conventional Gas			NGLs			Oil Equivalent
FACTORS	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (MMcf)	Probable (MMcf)	Proved + Probable (Mmcf)	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (Mboe)	Probable (Mboe)	Proved + Probable (Mboe)
December 31, 2014	20,971	7,414	28,385	1	0	1	183	62	245	21,155	7,476	28,630
Discoveries	0	0	0	0	0	0	0	0	0	0	0	0
Extensions*	0	0	0	0	0	0	0	0	0	0	0	0
Infill Drilling*	0	0	0	0	0	0	0	0	0	0	0	0
Improved Recovery*	26	(26)	0	0	0	0	0	0	0	26	(26)	0
Technical Revisions	149	(213)	(64)	1	0	1	4	(4)	0	152	(217)	(64)
Acquisitions	412	147	559	0	0	0	4	1	5	416	148	564
Dispositions	0	0	0	0	0	0	0	0	0	0	0	0
Economic Factors	(12)	(5)	(17)	0	0	0	0	0	0	(12)	(5)	(17)
Production	(1,270)	0	(1,270)	(1)	0	(1)	(13)	0	(13)	(1,283)	0	(1,283)
December 31, 2015	20,276	7,317	27,593	1	0	1	178	59	237	20,453	7,376	27,830

*                    The above change categories correspond to standards set out in the COGE Handbook. For reporting under NI 51-101, reserves additions under Infill Drilling, Improved Recovery and Extensions should be combined and reported as “Extensions and Improved Recovery”. All oil and gas reserves shown above are defined from conventional reservoirs.

December 31, 2015
Reconciliation of Company Interest Reserves
by Principal Product Type

Forecast Prices and Costs

	Light and Medium Oil			Conventional Gas			NGLs			Oil Equivalent
FACTORS	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (MMcf)	Probable (MMcf)	Proved + Probable (Mmcf)	Proved (Mbbl)	Probable (Mbbl)	Proved + Probable (Mbbl)	Proved (Mboe)	Probable (Mboe)	Proved + Probable (Mboe)
December 31, 2014	22,491	7,917	30,408	6,286	2,107	8,393	356	118	474	23,895	8,385	32,280
Discoveries	0	0	0	0	0	0	0	0	0	0	0	0
Extensions*	25	7	32	0	0	0	0	0	0	25	7	32
Infill Drilling*	0	0	0	0	0	0	0	0	0	0	0	0
Improved Recovery*	26	(26)	0	0	0	0	0	0	0	26	(26)	0
Technical Revisions	147	(243)	(96)	284	(221)	63	(1)	(4)	(5)	193	(283)	(90)
Acquisitions	412	147	559	0	0	0	4	1	5	416	148	564
Dispositions	0	0	0	0	0	0	0	0	0	0	0	0
Economic Factors	0	0	0	0	0	0	0	0	0	0	0	0
Production	(1.430)	0	(1.430)	(1,117)	0	(1,117)	(34)	0	(34)	(1,650)	0	(1,650)
December 31, 2015	21,671	7,801	29,472	5,453	1,886	7,339	326	115	441	22,905	9,375	31,136

*                 The above change categories correspond to standards set out in the COGE Handbook. For reporting under NI 51-101, reserves additions under Infill Drilling, Improved Recovery and Extensions should be combined and reported as “Extensions and Improved Recovery”. All oil and gas reserves shown above are defined from conventional reservoirs.

Additional Information Relating to Reserves Data

Undeveloped Reserves

Proved and probable undeveloped reserves on a forecast price and cost basis have been estimated in accordance with procedures and standards contained in the COGE Handbook. Franco-Nevada holds both non-operating working interests and royalty interests in its oil & gas assets and, therefore, does not principally determine the development schedule of these oil & gas assets.  The operators of these assets determine the development of the assets and Franco-Nevada’s role, as a working interest holder, will be limited to paying its working interest share of the expenses associated therewith. For proved undeveloped properties, see the preceding charts under “Reserves Data (Forecast Prices and Costs)”, “Net Present Values of Future Net Revenue (Before Income Taxes)” and “Net Present Values of Future Net Revenue (After Income Taxes)”.

Company Gross Reserves First Attributed by Year

Proved Undeveloped Reserves

	Light and Medium Oil (Mbbl)		Heavy Oil (Mbbl)		Conventional Natural Gas (MMcf)		NGLs (Mbbl)		Oil Equivalent (Mbbl)
	* First Attributed	Total at Year-end	First Attributed	Total at Year-end	First Attributed	Total at Year-end	First Attributed	Total at Year-end	First Attributed	Total at Year-end
2013	85	3,216	—	—	—	—	—	—	85	3,216
2014	1,844	4,151	—	—	—	—	—	—	1,844	4,151
2015	—	3,772	—	—	—	—	—	—	—	3,772

*                 “First Attributed” refers to reserves first attributed at year-end of the corresponding fiscal year.

Probable Undeveloped Reserves

	Light and Medium Oil (Mbbl)		Heavy Oil (Mbbl)		Conventional Natural Gas (MMcf)		NGLs (Mbbl)		Oil Equivalent (Mbbl)
	* First Attributed	Total at Year-end	First Attributed	Total at Year-end	First Attributed	Total at Year-end	First Attributed	Total at Year-end	First Attributed	Total at Year-end
2013	33	3,678	—	—	—	—	—	—	33	3,678
2014	123	2,067	—	—	—	—	—	—	123	2,067
2015	—	1,947	—	—	—	—	—	—	—	1,947

*                 “First Attributed” refers to reserves first attributed at year-end of the corresponding fiscal year.

Significant Factors or Uncertainties

The process of evaluating reserves is inherently complex.  It requires significant judgments and decisions based on available geological, geophysical, engineering and economic data.  As circumstances change and additional data becomes available, reserve estimates also change.  Estimates are reviewed and revised, either upward or downward, as warranted by the new information.  Revisions are often required due to changes in well performance, prices, economic conditions and governmental restrictions.  Revisions to reserve estimates can arise from changes in year-end prices, reservoir performance and geologic conditions or production.  These revisions can be either positive or negative.

The reserve estimates contained herein are based on current production forecasts, prices and economic conditions.  These factors and assumptions include among others: (i) historical production in the area compared with production rates from analogous producing areas; (ii) initial production rates; (iii) production decline rates; (iv) ultimate recovery of reserves; (v) success of future development activities; (vi) marketability of production; (vii) effects of government regulations; and (viii) other government levies imposed over the life of the reserves.

The evaluated oil & natural gas assets have no material extraordinary risks or uncertainties beyond those which are inherent in an oil & natural gas producing company.  See “Risk Factors — Risks Related to Mining Operations and Oil & Natural Gas Operations”.

Future Development Costs

The table below sets out the development costs deducted in the estimation of future net revenue attributable to Franco-Nevada’s proved reserves reported in the GLJ Report using forecast prices and costs.

	Annual Capital Expenditure (C$000)
	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	Remainder	Total	Total 10% Discounted
Total Proved	3,138	3,991	3,585	4,443	4,808	1,760	1,697	1,699	1,433	1,325	1,206	1,211	17,396	47,691	23,134
Total Proved Plus Probable	3,516	4,142	4,024	5,241	6,205	1,889	1,787	1,699	1,480	1,408	1,356	1,330	20,466	54,543	25,905

Franco-Nevada expects to fund its estimated future development costs from working capital.  Franco-Nevada does not anticipate that such costs will make development of any asset uneconomic or will have any material impact on disclosed reserves or future net revenue.  All costs are to be incurred in Canada.

Other Oil & Gas Information

Forward Contracts

Franco-Nevada does not have any forward contracts for oil or natural gas.

Additional Information Concerning Abandonment and Reclamation Costs

Franco-Nevada is liable for ongoing environmental obligations and for the ultimate abandonment and reclamation costs for its oil, gas and NGL assets (including surface leases, wells, facilities and pipelines) upon abandonment only in respect of its working interests including its net royalty interest in the Weyburn Unit. There are no ongoing obligations of Franco-Nevada on its royalty interests in oil & natural gas assets.  Franco-Nevada identifies obligations related to its oil, gas and NGL assets by estimating the present value of expected future abandonment and well site reclamation costs to existing and future reserves wells.  These costs do not include non-reserves wells, pipelines or production facilities and the timing of costs to be incurred in future periods.

Franco-Nevada anticipates the total amount of such costs to be approximately C$79,724,000 on an undiscounted basis (approximately C$7,054,000 discounted at 10 percent) with respect to the total proved reserves. Of this amount, Franco-Nevada anticipates that approximately C$0 (undiscounted) will be incurred in the next three financial years.

Tax Horizon

Franco-Nevada is taxable at an expected rate of approximately 27% on the taxable income from the oil & natural gas royalty and working interests.

Costs Incurred

The following table sets out Franco-Nevada’s property acquisition, exploration and development costs for the fiscal year ended December 31, 2015.

	Proved			Unproved			Total
Location	Property Acquisition	Exploration	Development	Property Acquisition	Exploration	Development
Canada (C$000)	$6,359	$—	$3,283	$—	$—	$—	$9,642

Exploration and Development Activities

The following table summarizes the number and type of wells that Franco-Nevada drilled or participated in drilling for the fiscal year ended December 31, 2015.  All of Franco-Nevada’s current exploration and development activities are in Canada.

			Net Wells Drilled
	Gross	Net	Oil Wells	Gas Wells	Service Wells	Dry Wells	Stratigraphic Test Wells
Exploratory Wells	—	—	—	—	—	—	—
Development Wells	2	0.3	0.3	—	—	—	—

Total (Canada)	2	0.3	0.3	—	—	—	—

Production Estimates

The following tables present GLJ’s forecasted case for proved and proved plus probable average daily production by product type for 2016. All production is from Canada. The production of oil and natural gas liquids from the Weyburn Unit NRI is expected to account for 64% of Franco-Nevada’s net working interest plus net royalty interest total proved plus probable production of natural gas, natural gas liquids and oil for the 12 months ended December 31, 2016. The Weyburn Unit NRI is expected to account for 73% of all net working interest plus net royalty interest total proved plus probable oil production and 33% of all net working interest plus net royalty interest total proved plus probable natural gas liquids production.

2016 Average Daily Production from Total Proved Reserves (Forecast Case)

	Light and Medium Oil		Heavy Oil		Conventional Natural Gas		NGLs
	Gross (bbl/d)	Net (bbl/d)	Gross (bbl/d)	Net (bbl/d)	Gross (Mcf/d)	Net (Mcf/d)	Gross (bbl/d)	Net (bbl/d)
Total Proved
Weyburn Unit NRI	2,857	2,574	0	0	0	0	22	21
Other Properties	689	969	0	5	3	2,704	5	55
Total: Total Proved	3,546	3,543	0	5	3	2,704	26	76

2016 Average Daily Production from Total Proved Plus Probable Reserves (Forecast Case)

	Light and Medium Oil		Heavy Oil		Conventional Natural Gas		NGLs
	Gross (bbl/d)	Net (bbl/d)	Gross (bbl/d)	Net (bbl/d)	Gross (Mcf/d)	Net (Mcf/d)	Gross (bbl/d)	Net (bbl/d)
Total Proved Plus Probable
Weyburn Unit NRI	3,055	2,759	0	0	0	0	29	28
Other Properties	734	1,025	0	5	3	2,742	6	58
Total: Total Proved Plus Probable	3,789	3,784	0	5	3	2,742	35	86

Production History

The following table sets forth Franco-Nevada’s Oil & Gas Assets’ average daily production volumes for each product type, before deduction of royalties, for each fiscal quarter in 2015.

		Average Daily Production (boe/d)*
2015	Light and Medium Oil	Conventional Natural Gas	NGLs	Total
First Quarter	1,606	580	76	2,262
Second Quarter	2,137	527	93	2,758
Third Quarter	2,131	457	81	2,668
Fourth Quarter	1,470	433	81	1,985

*                 Reflects net production from Weyburn Unit NRI.

The following table sets forth Franco-Nevada’s Oil & Gas Assets’ average prices received, royalties paid, production costs and resulting netback for oil, natural gas and natural gas liquids for each fiscal quarter in 2015.

Light and Medium Oil ($C/bbl)	Q1	Q2	Q3	Q4
Price received	$42.95	$62.33	$50.46	$44.32
Royalties Paid	0.56	3.82	2.77	(0.15)
Production costs	4.15	4.22	4.16	10.43

Netback	$38.24	$54.29	$43.53	$34.05

Conventional Natural Gas ($C/Mcf)	Q1	Q2	Q3	Q4
Price received	$2.23	$1.32	$1.88	$1.84
Royalties Paid	—	—	—	—
Production costs	—	—	—	—

Netback	$2.23	$1.32	$1.88	$1.84

NGLs ($C/bbl)	Q1	Q2	Q3	Q4
Price received	$26.61	$31.15	$35.30	$26.58
Royalties Paid	—	—	—	—
Production costs	—	—	—	—

Netback	$26.61	$31.15	$35.30	$26.58

The following table sets forth Franco-Nevada’s Oil & Gas Assets’ net production volumes for each product type, for the twelve months ended December 31, 2015.

Production (Mboe)	Light and Medium Oil	Conventional Natural Gas	NGLs	Total

Weyburn Unit	539.4	—	—	539.4
Midale Unit	42.4	—	—	42.4
Edson	—	120.2	30.3	150.5
Other	88.6	61.8	—	150.4

Total	670.4	182.0	30.3	883.0

* Reflects net production from Weyburn Unit NRI.

Definitions, Notes and Other Cautionary Statements

In the tables set forth above under the subheading “Statement of Reserves Data and Other Oil & Natural Gas Information” and elsewhere in this AIF, unless otherwise indicated, the following definitions and other notes are applicable.

“Gross” means:

(a)                                 in relation to the Corporation’s interest in production or reserves, its “company gross reserves”, which are its working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of the Corporation;

(b)                                 in relation to wells, the total number of wells in which the Corporation has an interest; and

(c)                                  in relation to properties, the total area of properties in which the Corporation has an interest.

“Net” means:

(a)                                 in relation to the Corporation’s interest in production or reserves its working interest (operating or non-operating) share after deduction of royalty obligations, plus the Corporation’s royalty interests in production or reserves;

(b)                                 in relation to the Corporation’s interest in wells, the number of wells obtained by aggregating the Corporation’s working interest in each of its gross wells; and

(c)                                  in relation to the Corporation’s interest in a property, the total area in which the Corporation has an interest multiplied by the working interest owned by the Corporation.

Definitions of Reserves:

Reserves Categories

Reserves are estimated remaining quantities of oil & natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:

(a)                                 analysis of drilling, geological, geophysical and engineering data;

(b)                                 the use of established technology; and

(c)                                  specified economic conditions, which are generally accepted as being reasonable, and shall be disclosed.

Reserves are classified according to the degree of certainty associated with the estimates.

(a)                                 Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable.  It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b)                                 Probable reserves are those additional reserves that are less certain to be recovered than proved reserves.  It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(c)                                  Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.  It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

Development and Production Status

Each of the reserves categories (proved, probable and possible) may be divided into developed and undeveloped categories:

(a)                                 Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production.  The developed category may be subdivided into producing and non-producing.

(i)                                     Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate.  These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii)                                  Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(b)                                 Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production.  They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing.  This allocation should be based on the estimator’s assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to “individual reserves entities” (which refers to the lowest level at which reserves calculations are performed) and to “reported reserves” (which refers to the highest level sum of individual entity estimates for which reserves are presented).  Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a)                                 at least a 90% probability that the quantities actually recovered will equal or exceed the estimated proved reserves;

(b)                                 at least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves;

(c)                                  at least a 10% probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves.

A quantitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability.  In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Future Income Tax Expense

Future income tax expenses are estimated:

(a)                                 making appropriate allocations of estimated unclaimed costs and losses carried forward for tax purposes between oil & gas activities and other business activities;

(b)                                 without deducting estimated future costs that are not deductible in computing taxable income;

(c)                                  taking into account estimated tax credits and allowances; and

(d)                                 applying to the future pre-tax net cash flows relating to the Corporation’s oil & gas activities the appropriate year-end statutory tax rates, taking into account future tax rates already legislated.

“Development costs” means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil & gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a)                                 gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines and power lines to the extent necessary in developing the reserves;

(b)                                 drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c)                                  acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d)                                 provide improved recovery systems.

“Development well” means a well drilled inside the established limits of an oil & gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.

“Exploration costs” means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil & gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a)                                 costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(b)                                 costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

(c)                                  dry hole contributions and bottom hole contributions;

(d)                                 costs of drilling and equipping exploratory wells; and

(e)                                  costs of drilling exploratory type stratigraphic test wells.

“Exploration well” means a well that is not a development well, a service well or a stratigraphic test well.

“Service well” means a well drilled or completed for the purpose of supporting production in an existing field.  Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion.

Numbers may not add due to rounding.

The estimates of future net revenue presented do not represent fair market value.

The forecast price and cost assumptions assume the continuance of current laws and regulations.

See “Cautionary Note Regarding Mineral and Oil and Gas Reserve and Resource Estimates”.

RISK FACTORS

Investors should carefully consider all of the information disclosed in this AIF prior to investing in the securities of Franco-Nevada. In addition to the other information presented in this AIF, the following risk factors should be given special consideration when evaluating an investment in such securities.

Risks Related to the Business of Franco-Nevada

Changes in the market price of the commodities that underlie the royalty, stream, working and other interests will affect the profitability of Franco-Nevada and the revenue generated therefrom

The revenue derived by Franco-Nevada from its asset portfolio will be significantly affected by changes in the market price of the commodities underlying the royalties, streams, working interests and investments. Franco-Nevada’s revenue will be particularly sensitive to changes in the price of gold, silver, oil, natural gas, PGM and copper, as the revenue from these commodities represents substantially all of the cash flow derived from the asset portfolio. Commodity prices, including those to which Franco-Nevada is exposed, fluctuate on a daily basis and are affected by numerous factors beyond the control of Franco-Nevada, including levels of supply and demand, industrial development levels, inflation and the level of interest rates, the strength of the U.S. dollar and geopolitical events in significant oil & natural gas producing countries. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments.

All commodities, by their nature, are subject to wide price fluctuations and future material price declines will result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalties, streams or working interests applicable to one or more relevant commodities. Moreover, despite Franco-Nevada’s commodity diversification, the broader commodity market tends to be cyclical, and a general downturn in overall commodity prices could result in a significant decrease in overall revenue. Any such price decline may result in a material adverse effect on Franco-Nevada’s profitability, results of operations and financial condition.

Gold, silver, and/or PGM are produced or will be produced as a by-product metal at some of the assets including the Antapaccay project, Antamina project, Candelaria project, Cobre Panama project, Palmarejo project, Sudbury project, MWS project and Cooke 4 project; therefore, production decisions and the economic cut-off applied to the reporting of gold, silver and PGM reserves and resources, as applicable, will be influenced by changes in the commodity prices of other metals at the mines.  To some extent risks related to this will be mitigated by Franco-Nevada in respect of each of Antapaccay and Cobre Panama as gold and silver deliveries under the stream are initially tied to the production of copper, the primary product to be produced at such projects and the Candelaria project as gold and silver deliveries under the stream are subject to recovery collars.

For Mineral Assets that are subject to stream agreements where there is a fixed price payable per ounce, in the event that the price of gold and/or silver falls below the fixed price per ounce (subject to inflation adjustment), Franco-Nevada would not realize any profits.

The operation of the properties in which Franco-Nevada holds an interest is generally determined by third party property owners and operators, and Franco-Nevada has no or limited decision making power as to how these properties are operated, and the operators’ failure to perform could affect the revenues generated by Franco-Nevada

Franco-Nevada is not directly involved in the operation of mines.  The revenue derived from the asset portfolio is based on production by third party property owners and operators.  The owners and operators generally will have the power to determine the manner in which the properties are exploited, including decisions to expand, continue or reduce, suspend or discontinue production from a property, decisions about the marketing of products extracted from the property and decisions to advance exploration efforts and conduct development of non-producing properties. The interests of third party owners and operators and those of Franco-Nevada on the relevant properties may not always be aligned. As an example, it will usually be in the interest of Franco-Nevada to advance development and production on properties as rapidly as possible in order to maximize near-term cash flow, while third party owners and operators may take a more cautious approach to development as they are at risk on the cost of development and operations.  Likewise, it may be in the interest of property owners to invest in the development of and emphasize production from projects or areas of a project that are not subject to streaming, royalty or working interest obligations.  The inability of Franco-Nevada to control the operations for the properties in which it has a royalty, stream or working interest may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition.  In addition, the owners or operators may take action contrary to Franco-Nevada’s policies or objectives; be unable or unwilling to fulfill their obligations under their agreements with Franco-Nevada; have difficulty obtaining or be unable to obtain the financing necessary to move projects forward; or experience financial, operational or other difficulties, including insolvency, which could limit the owner or operator’s ability to perform its obligations under arrangements with Franco-Nevada.

Franco-Nevada may not be entitled to any material compensation if any of the properties in which it holds a royalty, stream or other interest shuts down or discontinues their operations on a temporary or permanent basis.  At any time, any of the operators of the properties in which it holds a royalty, stream or other interest or their successors may decide to suspend or discontinue operations.

The owners or operators of the projects in which Franco-Nevada holds an interest may from time to time announce transactions, including the sale or transfer of the projects or of the operator itself, over which Franco-Nevada has little or no control.  If such transactions are completed it may result in a new operator controlling the project, who may or may not operate the project in a similar manner to the current operator which may positively or negatively impact Franco-Nevada.  If any such transaction is announced, there is no certainty that such transaction will be completed, or completed as announced, and any consequences of such non-completion on Franco-Nevada may be difficult or impossible to predict.

Franco-Nevada will have limited access to data and disclosure regarding the operation of properties, which will affect its ability to assess the royalty’s/stream’s performance

As a royalty/stream holder, Franco-Nevada has limited access to data on the operations or to the actual properties themselves.  This could affect its ability to assess the performance of the royalty/stream.  This could result in delays in cash flow from that which is anticipated by Franco-Nevada based on the stage of development of the properties covered by the asset portfolio.  In addition, some royalties/streams may be subject to confidentiality arrangements which govern the disclosure of information with regard to royalties/streams and, as such, Franco-Nevada may not be in a position to publicly disclose non-public information with respect to certain royalties/streams. The limited access to data and disclosure regarding the operations of the properties in which Franco-Nevada has an interest, may restrict Franco-Nevada’s ability to enhance its performance which may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition.  Although when creating new royalty or stream agreements, we attempt to obtain these rights, there is no assurance that our efforts will be successful.

Franco-Nevada depends on its operators for the calculation of royalty/stream payments.  It may not be able to detect errors and payment calculations may call for retroactive adjustments

Franco-Nevada’s royalty/stream payments are calculated by the operators of the properties on which Franco-Nevada has royalties/streams based on the reported production.  Each operator’s calculation of our royalty/stream payments is subject to and dependent upon the adequacy and accuracy of its production and accounting functions, and errors may occur from time to time in the calculations made by an operator.  Certain royalty/stream agreements require the operators to provide Franco-Nevada with production and operating information that may, depending on the completeness and accuracy of such information, enable Franco-Nevada to detect errors in the calculation of royalty/stream payments that it receives.  Franco-Nevada does not, however, have the contractual right to receive production information for all of its royalty/stream interests.  As a result, Franco-Nevada’s ability to detect royalty/stream payment errors through its royalty/stream monitoring program and its associated internal controls and procedures is limited, and the possibility exists that Franco-Nevada will need to make retroactive royalty/stream revenue adjustments.  Some of our royalty/stream contracts provide us the right to audit the operational calculations and production data for the associated royalty/stream payments; however, such audits may occur many months following our recognition of the royalty/stream revenue and may require us to adjust our revenue in later periods.

The Antapaccay, Antamina, Candelaria and Cobre Panama project streams are significant to Franco-Nevada and other assets and properties may become significant to Franco-Nevada from time to time and any adverse development related to any such assets will affect the revenue derived from such assets

The streams on the Antapaccay, Antamina, Candelaria and Cobre Panama projects are currently significant to Franco-Nevada, although as new assets are acquired or move into production, the materiality of each of our assets will be reconsidered.  Any adverse development affecting the operation of, production from or recoverability of mineral reserves from the Antapaccay, Antamina, Candelaria and Cobre Panama projects or any other significant property in the asset portfolio from time to time, such as, but not limited to, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage, or the inability to hire suitable personnel and engineering contractors or secure supply agreements on commercially suitable terms, may have a material adverse effect on Franco-Nevada’s profitability, financial condition and results of operations. In addition, Franco-Nevada has no control over operational decisions made by the third party owners and operators of these projects. Any adverse decision made by the owners and operators, including for example, alterations to mine plans or production schedules, may impact the timing and amount of revenue that Franco-Nevada receives and may have a material and adverse effect on Franco-Nevada’s profitability, financial condition and results of operations.  As mines on which Franco-Nevada has royalties/streams mature, it can expect overall declines in production over the years unless operators are able to replace reserves that are mined through mine expansion or successful new exploration.

Franco-Nevada is dependent on the payment of royalties/streams by the owners and operators of the relevant properties and any delay in or failure of such royalty/stream payments will affect the revenues generated by the asset portfolio

Franco-Nevada is dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of the relevant royalty/stream properties. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operators of expenses incurred in the operation of the royalty/stream properties, the establishment by the operators of reserves for such expenses or the insolvency of the operator. Franco-Nevada’s rights to payment under the royalties/streams must, in most cases, be enforced by contract without the protection of the ability to liquidate a property.  This inhibits Franco-Nevada’s ability to collect outstanding royalties/streams upon a default.  Additionally, some agreements may provide limited recourse in particular circumstances which may further inhibit Franco-Nevada’s ability to recover or obtain equitable relief in the event of a default under such agreements.  In the event of a bankruptcy of an operator or owner, it is possible that an operator may claim that Franco-Nevada should be treated as an unsecured creditor and, therefore, have a limited prospect for full recovery of revenue and a possibility that a creditor or the operator may claim that the royalty or stream agreement should be terminated in the insolvency proceeding.  Failure to receive payments from the owners and operators of the relevant properties or termination of Franco-Nevada’s rights may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition.

Certain royalty/stream interests and working interests are subject to rights in favour of others or third parties that could adversely affect the revenues generated from the asset portfolio

Some royalty/stream interests and working interests are subject to: (i) buy-down right provisions pursuant to which an operator may buy-back all or a portion of the royalty/stream, (ii) pre-emptive rights pursuant to which parties to operating and royalty/stream agreements have the right of first refusal or first offer with respect to a proposed sale or assignment of a royalty/stream to Franco-Nevada, or (iii) claw back rights pursuant to which the seller of a royalty/stream to Franco-Nevada has the right to re-acquire the royalty/stream. Holders may exercise these rights such that certain royalty/stream interests and working interests would not be available to Franco-Nevada.

The asset portfolio includes a number of royalty interests based on net profits, and the revenue derived from such royalty interests is dependent upon factors beyond the control of Franco-Nevada that may have an adverse effect on the overall revenues generated by the asset portfolio

Franco-Nevada holds a number of net profit royalties, equity interests and working interests in its asset portfolio. These royalties and other interests allow the operator to account for the effect of prevailing cost pressures on the project before calculating the royalty payable to Franco-Nevada. These cost pressures include costs of labour, equipment, fuel, electricity, environmental compliance, oil prices and numerous other capital, operating and production inputs. Such costs will fluctuate in ways that are unpredictable and are beyond the control of Franco-Nevada, and can have a dramatic effect on the revenue payable to Franco-Nevada on these royalties and other interests. Any increase in the costs incurred by the operators on the applicable properties will likely result in a decline in the revenue received by Franco-Nevada. This will affect overall revenue generated by the asset portfolio which may have a material and adverse effect on Franco-Nevada’s profitability, financial condition, and results of operations.

Franco-Nevada may enter into acquisitions or other material royalty or streaming transactions at any time

Franco-Nevada is continuously reviewing opportunities to acquire existing royalties or streams, to create new royalty interests or streaming arrangements through the financing of mining projects or to acquire companies that hold royalties or streams.  At any given time Franco-Nevada has various types of transactions and acquisition opportunities in various stages of active review, including submission of indications of interest and participation in discussions or negotiations in respect of such transactions.  This process also involves the engagement of consultants and advisors to assist in analyzing particular opportunities.  Any such acquisition or transaction could be material to Franco-Nevada and may involve the issuance of securities by Franco-Nevada or the incurring of indebtedness to fund any such acquisition.  In addition, any such acquisition or other royalty or streaming transaction may have other transaction specific risks associated with it, including risks related to the completion of the transaction, the project operators or the jurisdictions in which assets may be acquired.

Additionally, Franco-Nevada may consider opportunities to restructure its royalties or stream arrangements where it believes such a restructuring may provide a long-term benefit to Franco-Nevada, even if such restructuring may reduce near-term revenues or result in Franco-Nevada incurring transaction related costs.

Franco-Nevada may enter into one or more acquisitions, restructurings or other royalty and streaming transactions at any time.

Franco-Nevada may experience difficulty attracting and retaining qualified management and technical personnel to efficiently operate its business

Franco-Nevada is dependent upon the continued availability and commitment of its key management, whose contributions to immediate and future operations of Franco-Nevada are of significant importance. The loss of any such key management could negatively affect business operations. From time to time, Franco-Nevada may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business. The number of persons skilled in the acquisition, exploration and development of royalties/streams and interests in natural resource properties is limited and competition for such persons is intense. Recruiting and retaining qualified personnel is critical to Franco-Nevada’s success and there can be no assurance of such success. If Franco-Nevada is not successful in attracting and retaining qualified personnel, Franco-Nevada’s ability to execute its business model and growth strategy could be affected, which could have a material and adverse impact on its profitability, results of operations and financial condition. Franco-Nevada does not intend to maintain “key man” insurance for any members of its management.

Increased competition for royalty/stream interests and resource investments could adversely affect Franco-Nevada’s ability to acquire additional royalties, streams and other investments in mineral and oil & natural gas properties

Many companies are engaged in the search for and the acquisition of mineral and oil & natural gas interests, and there is a limited supply of desirable mineral and oil & natural gas interests. The mineral exploration and mining and oil & natural gas businesses are competitive in all phases. Many companies are engaged in the acquisition of mining and oil & natural gas interests, including large, established companies with substantial financial resources, operational capabilities and long earnings records. Franco-Nevada may be at a competitive disadvantage in acquiring those interests, whether by way of royalty, stream or other form of investment, as competitors may have greater financial resources and technical staffs. There can be no assurance that Franco-Nevada will be able to compete successfully against other companies in acquiring new natural resource properties and royalty/stream interests.  In addition, Franco-Nevada may be unable to acquire royalties or streams at acceptable valuations which may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition.

Royalty/stream and other interests may not be honoured by operators of a project

Royalty/stream and other interests in natural resource properties are largely contractual in nature. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of royalty/stream and other interests do not abide by their contractual obligations, Franco-Nevada would be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success.  Any pending proceedings or actions or any decisions determined adversely to Franco-Nevada, may have a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

There may be unknown defects in the asset portfolio

A defect in a royalty, stream, working interest or equity interest and/or the underlying contract may arise to defeat or impair the claim of Franco-Nevada to such royalty, stream, working interest or equity interest. When Franco-Nevada acquired assets from Newmont it was not provided with title representations and warranties relating to the royalties and various equity interests in the Newmont acquisition agreement. Newmont only represented that it would transfer the extent of its interest in the assets to Franco-Nevada. If there was a defect in Newmont’s interest in the royalties, working interest or equity interest and/or the underlying contract, Franco-Nevada will not have any recourse against Newmont under the Newmont acquisition agreement.  Unknown defects in the royalty, stream or other assets of Franco-Nevada may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Current global financial conditions continue to be challenging

Global financial conditions have been characterized by ongoing volatility.  Global financial conditions could suddenly and rapidly destabilize in response to future events, as government authorities may have limited resources to respond to future crises.  Global capital markets have continued to display increased volatility in response to global events.  Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults.

Any sudden or rapid destabilization of global economic conditions could negatively impact Franco-Nevada’s ability, or the ability of the operators of the properties in which Franco-Nevada holds royalties, streams or other interests, to obtain equity or debt financing or make other suitable arrangements to finance their projects.  Additionally, Franco-Nevada may be subject to counterparty risk and liquidity risk.  Franco-Nevada is exposed to various counterparty risks including, but not limited to (i) through financial institutions that hold Franco-Nevada’s cash, (ii) through companies that have payables to Franco-Nevada, (iii) through Franco-Nevada’s insurance providers, and (iv) through Franco-Nevada’s lenders. Franco-Nevada is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable.  These factors may impact the ability of Franco-Nevada to obtain loans or other credit facilities or obtain equity financing in the future or to obtain them on terms favourable to Franco-Nevada.  If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, Franco-Nevada’s operations could be adversely impacted and the trading price of Franco-Nevada securities could be adversely affected.

Franco-Nevada’s revenue, earnings, the value of its treasury and the value it records for its assets are subject to variations in foreign exchange rates, which may adversely affect the revenue generated by the asset portfolio or cause adjustments to the recorded value of assets

Franco-Nevada’s royalty/stream interests are subject to foreign currency fluctuations and inflationary pressures, which may have a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition. There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate all adverse effects and Franco-Nevada may suffer losses due to adverse foreign currency rate fluctuations.

The ability to pay dividends will be dependent on the financial condition of Franco-Nevada

Payment of dividends on the Common Shares is within the discretion of Franco-Nevada’s Board of Directors and will depend upon Franco-Nevada’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. Although Franco-Nevada currently pays a regular dividend, there can be no assurance that it will be in a position to declare dividends due to the occurrence of one or more of the risks described herein.

Changes in tax legislation or accounting rules could affect the profitability of Franco-Nevada

Changes to, or differing interpretation of, taxation laws or regulations in any of Canada, the United States, Mexico, Barbados, Australia, Chile, Peru or any of the countries in which Franco-Nevada’s assets or relevant contracting parties are located could result in some or all of Franco-Nevada’s profits being subject to additional taxation.  No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in Franco-Nevada’s profits being subject to additional taxation or which could otherwise have a material adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.  In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make royalties, streams or other investments by Franco-Nevada less attractive to counterparties.  Such changes could adversely affect Franco-Nevada’s ability to acquire new assets or make future investments.

The Canada Revenue Agency’s (“CRA”) recent focus on foreign income earned by Canadian companies may result in adverse tax consequences for Franco-Nevada

There has been a recent focus by the CRA on income earned by foreign subsidiaries of Canadian companies.  The majority of Franco-Nevada’s stream assets are owned by and the related revenue is received by its Barbados subsidiary.  Franco-Nevada has not received any reassessment or proposal from the CRA in connection with income earned by its foreign subsidiaries.  Although management believes that Franco-Nevada is in full compliance with Canadian tax law, there can be no assurance that Franco-Nevada’s structure may not be challenged in future.  In the event the CRA successfully challenges Franco-Nevada’s structure, this could potentially result in additional federal and provincial taxes and penalties, which could have a material adverse effect on Franco-Nevada.

Certain of Franco-Nevada’s directors and officers serve in similar positions with other public companies, which could put them in a conflict position from time to time

Certain of the directors and officers of Franco-Nevada also serve as directors or officers of, or have significant shareholdings in, other companies involved in natural resource exploration, development and production and, to the extent that such other companies may engage in transactions or participate in the same ventures in which Franco-Nevada participates, or in transactions or ventures in which Franco-Nevada may seek to participate, the directors and officers of Franco-Nevada may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where directors and officers have an interest in other companies, such other companies may also compete with Franco-Nevada for the acquisition of royalties/streams, or mineral or oil & natural gas property investments. Such conflicts of the directors and officers may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Franco-Nevada can provide no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable and Franco-Nevada may have to raise additional capital through the issuance of additional equity, which could result in dilution to Franco-Nevada’s shareholders

There can be no assurance that Franco-Nevada will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could impede Franco-Nevada’s funding obligations, or result in delay or postponement of further business activities which may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations and financial condition. Franco-Nevada may require new capital to continue to grow its business and there are no assurances that capital will be available when needed, if at all. It is likely that, at least to some extent, such additional capital will be raised through the issuance of additional equity, which could result in dilution to shareholders.

If Franco-Nevada expands its business beyond the acquisition of royalty/stream interests, Franco-Nevada may face new challenges and risks which could affect its profitability, results of operations and financial condition

Franco-Nevada’s operations and expertise have been focused on the acquisition and management of royalty/stream interests.  Franco-Nevada may pursue acquisitions outside this area, including acquiring and/or investing in and/or developing resource projects.  Expansion of Franco-Nevada’s activities into new areas would present challenges and risks that it has not faced in the past, including many of the risks described under “Risks Related to Mining Operations and Oil & Natural Gas Operations”. The failure to manage these challenges and risks successfully may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Potential litigation affecting the properties in which Franco-Nevada holds its royalty/stream interests could have an adverse effect on Franco-Nevada

Potential litigation may arise on a property on which Franco-Nevada holds or has a royalty/stream interest (for example, litigation between joint venture partners or between operators and original property owners or neighbouring property owners).  As a royalty/stream holder, Franco-Nevada will not generally have any influence on the litigation and will not generally have access to data. Any such litigation that results in the cessation or reduction of production from a property (whether temporary or permanent) could have a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Risks Related to Mining Operations and Oil & Natural Gas Operations

Franco-Nevada is subject to the same risk factors as the owners and operators of properties in which it holds a royalty, stream or other interests

To the extent that they relate to the production of minerals or oil & natural gas from, or the continued operation of, the properties in which Franco-Nevada holds a royalty, stream or interest, Franco-Nevada will be subject to the risk factors applicable to the owners and operators of such mines or projects.

The inability to add additional reserves to its asset portfolio through either the development of existing resources or the acquisition of new mineral or oil & natural gas producing assets could adversely affect Franco-Nevada

The revenue generated by Franco-Nevada is principally based on the exploitation of mineral and oil & natural gas reserves on assets underlying the royalty/stream interests and on which Franco-Nevada has a royalty, stream or other interest.  Reserves are continually being depleted through extraction and the long-term viability of Franco-Nevada’s asset portfolio depends on the replacement of reserves through new producing assets and increases in reserves on existing producing assets. While Franco-Nevada may be able to maintain all or a portion of its interest in its reserve inventory through acquisitions, its business model relies on the successful development of the non-producing properties in its asset portfolio. Exploration for minerals and energy resources is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of minerals or energy resources on properties underlying the asset portfolio. Even in those cases where a significant mineral or oil & natural gas deposit is identified, there is no guarantee that the deposit can be economically extracted. Substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that new reserves will be identified to replace or increase the amount of reserves currently in the asset portfolio. This includes mineral resources, as the resources that have been discovered have not been subjected to sufficient analysis to justify commercial operations or the allocation of funds required for development. The inability to add additional reserves or to replace existing reserves through either the development of existing resources or the acquisition of new mineral or oil & natural gas producing assets may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Reserves and resources are estimates based on interpretation and assumptions and actual production may differ from amounts identified in such estimates

The mineral and oil & natural gas reserves and resources on properties underlying Franco-Nevada’s royalty, stream or other interests are estimates only, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of minerals and oil & natural gas will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible and during that time the economic feasibility of exploiting a discovery may change.

Market price fluctuations of the applicable commodity, as well as increased production and capital costs or reduced recovery rates, may render the proven and probable reserves on properties underlying Franco-Nevada’s royalty/stream interests unprofitable to develop at a particular site or sites for periods of time or may render reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore grades, may cause reserves to be reduced or not extracted. Estimated reserves may have to be recalculated based on actual production experience.  The economic viability of a mineral deposit may also be impacted by other attributes of a particular deposit, such as size, grade and proximity to infrastructure, governmental regulations and policy relating to price, taxes, royalties, land tenure, land use permitting, the import and export of minerals and environmental protection and by political and economic stability.

Resource estimates in particular must be considered with caution. Resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole or other limited information, which is not necessarily indicative of the conditions between and around drill holes. Such resource estimates may require revision as more drilling or other exploration information becomes available or as actual production experience is gained. Further, resources may not have demonstrated economic viability and may never be extracted by the operator of a property. It should not be assumed that any part or all of the mineral resources on properties underlying Franco-Nevada’s royalty/stream interests constitute or will be converted into reserves.

Any of the foregoing factors may require operators to reduce their reserves and resources, which may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

The exploration and development of mining and resource properties is inherently dangerous and subject to risks beyond the control of Franco-Nevada

Companies engaged in mining and oil & natural gas activities are subject to all of the hazards and risks inherent in exploring for and developing natural resource projects. These risks and uncertainties include, but are not limited to, environmental hazards, industrial accidents, labour disputes, increases in the cost of labour, social unrest, changes in the regulatory environment, permitting and title risks, impact of non-compliance with laws and regulations, fires, explosions, blowouts, cratering, sour gas releases and spills, encountering unusual or unexpected geological formations or other geological or grade problems, unanticipated metallurgical characteristics or less than expected mineral recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, seismic activity, other natural disasters or unfavourable operating conditions and losses. Should any of these risks or hazards affect a company’s exploration or development activities, it may (i) cause the cost of development or production to increase to a point where it would no longer be economic to produce the metal or oil & natural gas from the company’s resources or expected reserves, (ii) result in a write down or write-off of the carrying value of one or more projects, (iii) cause delays or stoppage of mining or processing, (iv) result in the destruction of properties, processing facilities or third party facilities necessary to the company’s operations, (v) cause personal injury or death and related legal liability, or (vi) result in the loss of insurance coverage. The occurrence of any of above mentioned risks or hazards could result in an interruption or suspension of operation of the properties in which Franco-Nevada holds a royalty/stream interest and have a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Title defects may result in a loss of entitlement to a property

A defect in the chain of title to any of the properties underlying the royalty, stream or other interests or necessary for the anticipated development or operation of a particular project to which a royalty, stream or other interest relates may arise to defeat or impair the claim of the operator to a property. In addition, claims by third parties or aboriginal groups in Canada and elsewhere may impact on the operator’s ability to conduct activities on a property to the detriment of Franco-Nevada’s royalty, stream or other interests. To the extent an owner or operator does not have title to the property, it may be required to cease operations or transfer operational control to another party. Many royalties, streams or other interests are contractual, rather than an interest in land, with the risk that an assignment or bankruptcy or insolvency proceedings by an owner will result in the loss of any effective royalty, stream or other interest in a particular property. Further, even in those jurisdictions where there is a right to record or register royalties, streams or other interests held by Franco-Nevada in land registries or mining recorders offices, such registrations may not necessarily provide any protection to the holder of such interests. Accordingly, the holder of such interests may be subject to risk from third parties. As a result, known title defects, as well as unforeseen and unknown title defects may impact operations at a project in which Franco-Nevada has a royalty, stream or other interest and may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

The operations in which Franco-Nevada holds a royalty, stream or other interest require various property rights, permits and licenses in order to conduct current and future operations, and delays or a failure to obtain or maintain such property rights, permits and licenses, or a failure to comply with the terms of any of such property rights, permits and licenses could result in interruption or closure of operations or exploration on the properties

Exploration, development and operation of mining and oil & natural gas properties are subject to laws and regulations governing health and worker safety, employment standards, environmental matters, mine development, project development, mineral production, permitting and maintenance of title, exports, taxes, labour standards, reclamation obligations, heritage and historic matters and other matters. Franco-Nevada, in respect of its own assets and operations, as well as the owners and operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, require licenses and permits from various governmental authorities in order to conduct their operations. Future changes in such laws and regulations or in such licenses and permits could have a material adverse impact on the revenue Franco-Nevada derives from the royalty/stream interests. Such licenses and permits are subject to change in various circumstances and are required to be kept in good standing through a variety of means, including cash payments and satisfaction of conditions of issue. Such licenses and permits are subject to expiration, relinquishment and/or termination without notice to, control of or recourse by Franco-Nevada. There can be no guarantee that Franco-Nevada or the owners or operators of those properties in which Franco-Nevada holds a royalty, stream or other interest, will be able to obtain or maintain all necessary licenses and permits in good standing that may be required to explore, develop and operate the properties, commence construction or operation of mining or oil & natural gas facilities, or maintain operations that economically justify the cost. Any failure to comply with applicable laws and regulations, permits and licenses, or to maintain permits and licenses in good standing, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or fines, penalties or other liabilities accruing to the owner or operator of the project. Any such occurrence could substantially decrease production or cause the termination of operations on the property and have a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Franco-Nevada is exposed to risks related to the permitting, construction, development and/or expansion in relation to the projects and properties in which it holds a royalty, stream or other interest

Many of the projects or properties in which Franco-Nevada holds an interest in are in the permitting, construction, development and/or expansion stage and such projects are subject to numerous risks, including, but not limited to delays in obtaining equipment, materials and services essential to the construction and development of such projects in a timely manner, delays or inability to obtain required permits, changes in environmental or other regulations, currency exchange rates, labour shortages, cost escalations and fluctuations in metal prices. There can be no assurance that the owners or operators of such projects will have the financial, technical and operational resources to complete permitting, construction, development and/or expansion of such projects in accordance with current expectations or at all.

The operations in which Franco-Nevada holds an interest are subject to environmental and endangered species laws and regulations that may increase the costs of doing business and may restrict the operations

All phases of the mining and the oil & natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of government laws and regulations, including laws and regulations relating to the protection of endangered and threatened species.  Compliance with such laws and regulations can require significant expenditures and a breach may result in the imposition of fines and penalties, which may be material.  In addition, such laws and regulations can constrain or prohibit the exploration and development of new projects or the development or expansion of existing projects.  Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, increases in land use restrictions, larger fines and liability and potentially increased capital expenditures and operating costs. Any breach of environmental legislation by Franco-Nevada, as an owner or operator of a property, or by owners or operators of properties underlying the asset portfolio could have a material impact on the viability of the relevant property and impair the revenue derived from the owned property or applicable royalty/stream, which could have a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Additional costs may be incurred as a result of international climate change initiatives and may affect the availability of resources and cause business disruptions

Franco-Nevada acknowledges climate change as an international and community concern.  Franco-Nevada supports and endorses various initiatives for voluntary actions consistent with international initiatives on climate change.  In addition to voluntary actions, governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels.  Where legislation already exists, regulation relating to emission levels and energy efficiency is becoming more stringent.  Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation.  However, if the current regulatory trend continues, Franco-Nevada expects this may result in increased costs at some of the operations underlying its royalty/stream interests.

Risks relating to foreign jurisdictions

Many of the Corporation’s royalty and stream interests relate to properties outside of the United States and Canada, including in Latin America and, to a lesser extent, Africa. In addition, future investments may expose the Corporation to new jurisdictions. The ownership, development and operation of these properties and the mines and projects thereupon by their owners and operators are subject to the risks normally associated with conducting business in foreign countries. These risks include, depending on the country, nationalization and expropriation, social unrest and political instability, less developed legal and regulatory systems, uncertainties in perfecting mineral titles, trade barriers, exchange controls and material changes in taxation. These risks may, among other things, limit or disrupt the ownership, development or operation of properties, mines or projects in respect of which the Corporation holds royalty and stream interests, restrict the movement of funds, or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

The Corporation applies various methods, where practicable, to identify, assess and, where possible, mitigate these risks prior to entering into stream and royalty agreements. Such methods generally include: conducting due diligence on the political, social, legal and regulatory systems and on the ownership, title and regulatory compliance of the properties subject to the royalty or stream interest; engaging experienced local counsel and other advisors in the applicable jurisdiction; negotiating where possible so that the applicable royalty or stream agreement contains appropriate protections, representations, warranties and, in each case as the Corporation deems necessary or appropriate in the circumstances, all applied on a risk-adjusted basis. There can be no assurance, however, that the Corporation will be able to identify or mitigate all risks relating to holding royalty and stream interests in respect of properties, mines and projects located in foreign jurisdictions, and the occurrence of any of the factors and uncertainties described above could have a material adverse effect on the Corporation’s business, results of operations, cash flows and financial condition.

Franco-Nevada is exposed to risks of changing political attitudes and stability and ensuing changes in government regulation in the countries in which it holds royalty, stream or other interests

The properties on which Franco-Nevada holds or will hold a royalty, stream or other interest are located in multiple legal jurisdictions and political systems. There is sovereign risk in investing in foreign countries, including the risk that the resource concessions may be susceptible to revision or cancellation by new laws, may not be renewed as anticipated or may otherwise be adversely impacted by changes in direction by the government in question. It is possible that changes in applicable laws, regulations, or in their enforcement or regulatory interpretation could result in adverse changes to mineral or oil & natural gas operations. These are matters over which Franco-Nevada has no control. There is no assurance that future political and economic conditions in such countries will not result in the adoption of different policies or attitudes respecting the development and ownership of resources. Any such changes in policy or attitudes may result in changes in laws affecting ownership of assets, land tenure and resource concessions, licensing fees, taxation, royalties, price controls, exchange rates, export controls, environmental protection, labour relations, foreign investment, nationalization, expropriation, repatriation of income and return of capital, which may affect both the ability to undertake exploration and development on, or production from, the properties in which Franco-Nevada holds a royalty, stream or other interest. In certain areas where Franco-Nevada holds a royalty, stream or other interest, the regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability are beyond the control of Franco-Nevada and the owners and operators of the properties in which Franco-Nevada has an interest and such changes may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Additionally, Franco-Nevada is indirectly exposed to the risks faced by the owners and operators of the properties in which Franco-Nevada holds or will hold royalties, streams or other interests in foreign jurisdictions.  These include risks related to political and economic instability, under-developed legal systems, inconsistencies in the application of local laws and other legal uncertainty, terrorism, military repression, political violence, crime, corruption, infectious diseases, unsophisticated infrastructure and inaccessibility.

Changes to western Canadian provinces’ royalty framework may have an adverse effect on the revenue generated by Oil & Gas Assets

In addition to federal regulation, each Canadian province has legislation and regulations that govern royalties, production rates and other matters.  The royalty regime in a given province is a significant factor in the profitability of crude oil, natural gas liquids, sulfur and natural gas production.  Royalties payable on production from lands other than Crown lands are determined by negotiation between the mineral freehold owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties.  Royalties from production on Crown lands are determined by governmental regulation and are generally calculated as a percentage of the value of gross production.  The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery and the type or quality of the petroleum product produced.  Other royalties and royalty-like interests are, from time to time, carved out of the working interest owner’s interest through non-public transactions.  These are often referred to as overriding royalties, gross overriding royalties, net profits interests, or net carried interests.

Occasionally the governments of the western Canadian provinces create incentive programs for exploration and development.  Such programs often provide for royalty rate reductions, royalty holidays, or royalty tax credits and are generally introduced when commodity prices are low to encourage exploration and development activity by improving earnings and cash flow within the industry.

Any increased royalty burden may affect the operations of the owners or operators of properties underlying Franco-Nevada’s Oil & Gas Assets which may materially and adversely affect its profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Proposed changes to U.S. federal mining and public land law could impose, among other things, royalties and fees paid to the U.S. government by mining companies and royalty holders

Periodically, members of the U.S. Congress have introduced bills which would supplant or alter the provisions of The General Mining Law of 1872 which governs the disposal of metallic minerals on lands owned by the federal government.  Some of the production covered by Franco-Nevada’s royalties occurs on unpatented mining claims located on U.S. federal lands.  The U.S. President’s proposed budgets for fiscal years 2015 and 2016 include the proposal to amend the U.S. mining law to impose a royalty on the production of select hardrock minerals, such as silver, gold and copper, from U.S. federal lands, and a reclamation fee on production from federal and other lands.  In addition, legislation has been introduced in the U.S. Congress to implement the President’s proposal to amend the mining law.  Such legislation, if enacted by the U.S. Congress, could substantially increase the cost of holding mining claims and could reduce the revenue Franco-Nevada receives from royalties on unpatented mining claims, and to a lesser extent, on other lands in the United States.  Moreover, such legislation could significantly impair the ability of owners of properties subject to Franco-Nevada’s royalties to develop mineral resources on unpatented mining claims.  Although it is impossible at this time to predict what royalties and fees may be imposed in the future, the imposition of such royalties and fees could adversely affect the potential for development of such mining claims and the economics of existing operating mines on federal lands.  Passage of such legislation may result in a material and adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities.

Adequate infrastructure may not be available to develop the properties in which Franco-Nevada has an interest

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations in which Franco-Nevada has a royalty/stream interest.

North American crude oil price differentials are expected to continue to be volatile throughout 2016 which will have an impact on crude oil prices for Canadian producers. Overall, supply in excess of current pipeline and refining capacity is expected to exist. Material structural changes are required to reduce these bottlenecks and the resulting price discounts. There are numerous projects proposed to alleviate pipeline bottlenecks in Canada and the United States, expand refinery capacity and expand or build new pipelines in Canada and the United States to source new markets, some of which are in the regulatory application phase. There can be no assurance that such regulatory approvals will be secured on a timely basis or at all.

Production is dependent on operators’ employees

Production from the properties in which Franco-Nevada holds an interest depends on the efforts of operators’ employees.  There is competition for geologists and persons with mining and oil & gas expertise.  The ability of the owners and operators of such properties to hire and retain geologists and persons with mining expertise is key to those operations.  Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which those operations are conducted.  Changes in such legislation or otherwise in the relationships of the owners and operators of such properties with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on such operations, results of operations and financial condition of Franco-Nevada.  If these factors cause the owners and operators of such properties to decide to cease production at one or more of the properties, such decision could have a material adverse effect on the business and financial condition of Franco-Nevada.

Franco-Nevada is subject to risks related to certain operations in Africa

Certain operators are subject to risks normally associated with the conduct of business in Africa.  Risks may include, among others, problems relating to power supply, labour disputes, delays or invalidation of governmental orders and permits, corruption, uncertain political and economic environments, civil disturbances and crime, arbitrary changes in laws or policies, foreign taxation and exchange controls, nationalization of assets, opposition to mining from environmental or other non-governmental organizations or changes in the political attitude towards mining, Black Economic Empowerment participation requirements, limitations on foreign ownership, power supply issues, limitations on repatriation of earnings, infrastructure limitations and increased financing costs.  The above risks may limit, disrupt or negatively impact the operator’s business activities.

Franco-Nevada is subject to risks related to indigenous people

Various international and national, state and provincial laws, codes, resolutions, conventions, guidelines, treaties, and other principles and considerations relate to the rights of indigenous peoples. Franco-Nevada holds royalty/stream interests on operations located in some areas presently or previously inhabited or used by indigenous peoples. Many of these materials impose obligations on government to respect the rights of indigenous people. Some mandate consultation with indigenous people regarding actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national requirements, principles and considerations pertaining to indigenous people continue to evolve and be defined. Franco-Nevada’s current and future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development of those projects or operations on which Franco-Nevada holds a royalty, stream or other interest.  Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against Franco-Nevada or the operators’ activities.  Opposition by indigenous people to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous people.  Claims and protests of indigenous peoples may disrupt or delay activities of the operators of Franco-Nevada’s royalty/stream assets.

Risks Related to Franco-Nevada’s securities

Franco-Nevada’s securities are subject to price volatility

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Franco-Nevada include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that continued fluctuations in mineral and oil & natural gas prices will not occur. As a result of any of these factors, the market price of Franco-Nevada’s securities at any given time may not accurately reflect the long term value of Franco-Nevada.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have instituted class action securities litigation against them. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of Franco-Nevada.

There may be limitations on enforcement of civil judgments

A substantial portion of the assets of Franco-Nevada are located outside of Canada.  As a result, it may not be possible for investors in Franco-Nevada’s securities to collect from Franco-Nevada judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for investors in Franco-Nevada’s securities to succeed in a lawsuit in the United States, based solely on violations of Canadian securities laws.

Additional issuance of securities by Franco-Nevada may dilute existing securityholders, reduce some or all of Franco-Nevada’s financial measures on a per share basis, reduce the trading price of the Common Shares or other Franco-Nevada securities or impede Franco-Nevada’s ability to raise future capital

Franco-Nevada may issue additional securities in the future in connection with acquisitions, strategic transactions, financings or for other purposes.  To the extent additional securities are issued, Franco-Nevada’s existing securityholders could be diluted and some or all of Franco-Nevada’s financial measures could be reduced on a per share basis.  Additionally, Franco-Nevada securities issued in connection with a transaction may not be subject to resale restrictions and, as such, the market price of Franco-Nevada’s securities may decline if certain large holders of Franco-Nevada securities or recipients of Franco-Nevada securities in connection with an acquisition, sell all or a significant portion of such securities or are perceived by the market as intending to sell such securities.  In addition, such issuances of securities may impede Franco-Nevada’s ability to raise capital through the sale of additional equity securities in the future.

Franco-Nevada may be, or may become, a “passive foreign investment company,” which may result in adverse tax consequences for United States investors

If Franco-Nevada were to constitute a PFIC for any year during a U.S. holder’s holding period, then certain potentially adverse U.S. federal income tax rules would affect the U.S. federal income tax consequences to such U.S. holder resulting from the acquisition, ownership and disposition of Common Shares.

The U.S. Treasury Department has not issued specific guidance on how the income and assets of a non-U.S. corporation such as Franco-Nevada will be treated under the PFIC rules. Franco-Nevada believes, on a more-likely-than-not basis, that it was not a PFIC for its tax year ended December 31, 2015, and, based on its current and anticipated business activities and financial expectations, Franco-Nevada expects, on a more-likely-than-not basis, that it will not be a PFIC for its current tax year and for the foreseeable future. However, Franco-Nevada believes that it was a PFIC for its tax year ended December 31, 2011, and prior tax years.

The determination as to whether a corporation is, or will be, a PFIC for a particular tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations and uncertainty. In addition, there is limited authority on the application of the relevant PFIC rules to entities such as Franco-Nevada. Accordingly, there can be no assurance that the Internal Revenue Service will not challenge the views of Franco-Nevada concerning its PFIC status. In addition, whether any corporation will be a PFIC for any tax year depends on its assets and income over the course of such tax year, and, as a result, Franco-Nevada’s PFIC status for its current tax year and any future tax year cannot be predicted with certainty. Each U.S. holder should consult its own tax adviser regarding the PFIC status of Franco-Nevada.

This risk factor is qualified in its entirety by the discussion set forth under the heading, “Certain United States Federal Income Tax Considerations” contained in Franco-Nevada’s Annual Report on Form 40-F which has been filed with the SEC and can be found at the SEC’s website www.sec.gov.

Franco-Nevada’s business is subject to evolving corporate governance and public disclosure regulations that have increased both Franco-Nevada’s compliance costs and the risk of noncompliance, which could have an adverse effect on the price of Franco-Nevada’s securities

Franco-Nevada is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the NYSE, the TSX, and the Financial Accounting Standards Board.  These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the United States Congress, making compliance more difficult and uncertain.  For example, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was enacted, which directs the SEC to adopt rules that will require Franco-Nevada to disclose on an annual basis certain payments made by Franco-Nevada, its subsidiaries or entities controlled by it, to the U.S. government and foreign governments, including sub-national governments.  Previously adopted rules have been vacated by court ruling and have not yet been re-proposed.  Further, Franco-Nevada’s efforts to comply with the Dodd-Frank Act, the rules and regulations promulgated thereunder, and other new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Franco-Nevada may fail to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act

Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”) requires an annual assessment by management of the effectiveness of Franco-Nevada’s internal control over financial reporting and an attestation report by Franco-Nevada’s independent auditors addressing this assessment beginning with the fiscal year ended December 31, 2012.  While Franco-Nevada’s internal controls over financial reporting for the year ended December 31, 2015 were effective, Franco-Nevada may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and Franco-Nevada may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX.  Franco-Nevada’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Franco-Nevada’s business and negatively impact the trading price of its Common Shares.  In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Franco-Nevada’s operating results or cause it to fail to meet its reporting obligations.  Future acquisitions of companies may provide Franco-Nevada with challenges in implementing the required processes, procedures and controls in its acquired operations.  Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to Franco-Nevada.

No evaluation can provide complete assurance that Franco-Nevada’s internal control over financial reporting will detect or uncover all failures of persons within Franco-Nevada to disclose material information otherwise required to be reported.  The effectiveness of Franco-Nevada’s controls and procedures could also be limited by simple errors or faulty judgments.  In addition, should Franco-Nevada expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that Franco-Nevada continue to improve its internal control over financial reporting.  Although Franco-Nevada intends to devote substantial time and incur substantial costs, as necessary, to ensure compliance, Franco-Nevada cannot be certain that it will be successful in complying with Section 404 on an ongoing basis.

Franco-Nevada may become subject to burdensome regulatory requirements under U.S. laws regulating pension plans

Franco-Nevada may not qualify as an “operating company” for purposes of the Employee Retirement Income Security Act of 1974 (United States), as amended (“ERISA”). Consequently, if 25% or more of the issued Common Shares were held by private pension plans subject to ERISA or plans subject to the U.S. Internal Revenue Code’s “prohibited transaction” rules (such as individual retirement accounts), then Franco-Nevada’s assets would be treated as ERISA “plan assets”.  As a result, Franco-Nevada could become subject to the ERISA regulatory regime, including, among other potentially burdensome regulatory requirements, heightened fiduciary duties owed to plan participants. While Franco-Nevada intends to monitor beneficial ownership of its Common Shares by ERISA plans, there can be no assurance that Franco-Nevada will not become subject to ERISA regulations in the future. If Franco-Nevada were subject to ERISA regulatory requirements, it could have a material and adverse effect on Franco-Nevada’s ability to manage its business and/or its results of operations and financial condition.

DIVIDENDS

Franco-Nevada declares its dividends in US dollars.  The following tables set forth the dividends paid by Franco-Nevada for each of the three most recently completed financial years in US dollars and the Canadian dollar equivalent.

Dividends Paid in US$ (in millions)	2015	2014	2013
Per Common Share (in dollars)	$0.83	$0.78	$0.72
Cash payments	$94.1	$90.7	$101.8
DRIP payments(1)	$34.9	$27.3	$2.6
In aggregate(1)	$129.0	$118.0	$104.4

(1)   For 2015, 2014 and 2013, includes DRIP payments which were satisfied by the issuance of 750,111, 534,104 and 63,701 Common Shares respectively.

Dividends Paid in C$ (in millions)	2015	2014	2013
Per Common Share (in dollars) (1)	$1.08	$0.87	$0.75
Cash payments(1)	$122.4	$101.3	$105.5
DRIP payments(1)(2)	$45.5	$30.4	$2.7
In aggregate(1)(2)	$167.9	$131.7	$108.2

(1)   The exchange rate used to convert the dividends to C$ is the noon rate posted by the Bank of Canada on the day before the dividend declaration date.

(2)   For 2015, 2014 and 2013, includes DRIP payments which were satisfied by the issuance of 750,111, 534,104 and 63,701 Common Shares respectively.

Franco-Nevada has adopted a dividend policy to pay an adequate sustainable dividend as determined by its Board of Directors to qualify its Common Shares for large generalist institutional funds. In July 2010, Franco-Nevada began to declare and pay monthly dividends and, effective Q2 2014, the Board of Directors began to pay dividends on a quarterly basis.  The Board of Directors may change the dividend policy at any time at its sole discretion and there is no assurance that Franco-Nevada will be able to pay any dividends or sustain any level of dividend payments.  It is expected that the Board of Directors will conduct periodic reviews of Franco-Nevada’s dividend policy.

On July 9, 2013, Franco-Nevada adopted a DRIP to provide, among other things, eligible holders of Franco-Nevada’s Common Shares with a means to reinvest dividends declared and payable to them as shareholders (less any withholding tax) in additional Common Shares of Franco-Nevada.  Currently, such Common Shares are issued from treasury at a 3% discount to the market price.  The discount may be adjusted in future but cannot exceed 5%.  Shareholders were able to participate in the DRIP starting with the October 2013 dividend payment.

CAPITAL STRUCTURE

The authorized share capital of Franco-Nevada consists of an unlimited number of Common Shares and an unlimited number of preferred shares of which, as of March 9, 2016, 177,282,366 Common Shares and no preferred shares were outstanding.

Common Shares

Each Common Share carries the right to one vote at all meetings of shareholders of Franco-Nevada. There are no special rights or restrictions of any nature attached to the Common Shares. All Common Shares rank equally as to dividends, voting powers and participation in assets upon liquidation of Franco-Nevada.

Preferred Shares

The preferred shares may be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be fixed by resolution of the Board of Directors. The directors shall determine before the issue thereof the designations, rights, privileges, restrictions and conditions attaching to the preferred shares of each series including the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the redemption and/or purchase prices and terms and conditions of redemption and/or purchase, any voting rights, any conversion rights and any sinking fund or other provisions.

The preferred shares of each series will, with respect to payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding up, rank on a parity with the preferred shares of every other series and be entitled to preference over the Common Shares and over any other shares ranking junior to the preferred shares. The preferred shares of any series may also be given such other preferences over the Common Shares and over any other shares ranking junior to the preferred shares as may be fixed by the directors.

Warrants

Franco-Nevada has outstanding certain warrants to purchase Common Shares, of which the following class is listed and posted for trading.

2017 Warrants

The Corporation has outstanding as of the date hereof 6,510,752 warrants, each warrant entitling the holder to purchase one Common Share upon payment of C$75.00 until June 16, 2017 (the “2017 Warrants”).  In addition, the Corporation has issued one special warrant which is exchangeable into 2,000,000 2017 Warrants upon the holder achieving certain permitting, development and financing criteria.  The 2017 Warrants are listed and posted for trading on the TSX under the symbol “FNV.WT.A”.

MARKET FOR SECURITIES

The Common Shares of Franco-Nevada are listed and posted for trading on the TSX and the New York Stock Exchange (“NYSE”) in each case under the symbol “FNV”.

The 2017 Warrants are listed and posted for trading on the TSX under the symbol “FNV.WT.A”.

Trading Price and Volume

The following table sets forth the high and low prices and volumes for the Common Shares traded on the TSX and on the NYSE for the most recently completed financial year.

	Common Shares TSX			Common Shares NYSE
	High C$	Low C$	Volume	High $	Low $	Volume
2015
January	73.33	56.08	13,902,338	58.67	47.84	22,354,527
February	74.10	61.88	8,774,254	58.84	49.92	15,515,979
March	67.11	58.40	9,516,454	53.61	45.93	17,232,501
April	64.61	59.02	7,388,206	51.94	48.33	13,490,339
May	66.98	63.09	19,782,536	56.04	50.66	14,318,968
June	65.10	58.47	10,445,193	52.19	47.40	14,513,259
July	61.56	49.96	16,459,709	48.69	38.20	24,685,937
August	62.87	51.55	13,572,968	48.00	39.16	30,449,119
September	59.80	51.92	12,305,410	44.89	39.05	24,345,139
October	72.90	56.57	14,551,064	55.47	42.66	28,538,998
November	67.55	60.45	8,274,571	51.50	45.39	18,143,187
December	68.06	62.37	11,019,813	50.87	44.79	15,910,236
2016
January	70.12	58.67	14,013,027	49.68	41.47	20,153,978
February	85.86	60.90	26,993,580	62.09	43.33	35,881,166
March (1-9)	81.76	74.50	8,299,693	60.99	55.55	8,680,797

The following table sets forth the high and low prices and volumes for the 2017 Warrants traded on the TSX for the most recently completed financial year.

	2017 Warrants
	High C$	Low C$	Volume
2015
January	14.25	10.00	450,598
February	14.83	11.50	112,039
March	12.95	9.80	81,559
April	12.00	10.26	75,703
May	12.00	10.27	88,875
June	10.62	9.22	64,103
July	9.25	6.70	64,301
August	9.55	6.89	76,955
September	8.59	7.50	25,353
October	11.30	7.97	277,648
November	9.75	7.50	91,628
December	10.25	9.48	148,403
2016
January	10.80	7.35	296,395
February	18.33	7.90	1,108,201
March (1-9)	15.40	12.00	232,728

DIRECTORS AND OFFICERS

The following table sets forth, as at the date hereof, the name, province or state and country of residence, position held with Franco-Nevada and principal occupation of each director and executive officer of Franco-Nevada:

Name and Municipality of Residence	Position with Franco-Nevada(1)	Principal Occupation

Pierre Lassonde	Director and Chairman	Chair, Franco-Nevada
Toronto, Ontario, Canada

David Harquail	Director, President and	President and Chief Executive
Toronto, Ontario, Canada	Chief Executive Officer	Officer, Franco-Nevada

Tom Albanese(3)	Director	Chief Executive Officer,
Oxshott, Surrey, United Kingdom		Vedanta Resources plc

Derek W. Evans(3)	Director	President and CEO, Pengrowth
Calgary, Alberta, Canada		Energy Corporation

Graham Farquharson(2)	Director	President, Strathcona Mineral
Toronto, Ontario, Canada		Services Limited

Catharine Farrow	Director	Chief Executive Officer, TMAC
Sudbury, Ontario, Canada		Resources Inc.

Louis Gignac(2)	Director	President, G Mining Services Inc.
Brossard, Quebec, Canada

Randall Oliphant(3)	Director	Executive Chairman, New Gold Inc.
Toronto, Ontario, Canada

Hon. David R. Peterson(2)	Director	Chairman, Cassels Brock &
Toronto, Ontario, Canada		Blackwell LLP

Sandip Rana	Chief Financial Officer	Chief Financial Officer, Franco-Nevada
Brampton, Ontario, Canada

Name and Municipality of Residence	Position with Franco-Nevada(1)	Principal Occupation

Lloyd Hong	Chief Legal Officer & Corporate Secretary	Chief Legal Officer & Corporate
Toronto, Ontario, Canada		Secretary, Franco-Nevada

Geoff Waterman	Chief Operating Officer	Chief Operating Officer, Franco-Nevada
Toronto, Ontario, Canada

Paul Brink	Senior Vice President, Business	Senior Vice President, Business
Toronto, Ontario, Canada	Development	Development, Franco-Nevada

(1)         All of the directors have served since November 2007 with the exception of Derek Evans, Tom Albanese and Catharine Farrow who were appointed in August 2008, August 2013 and May 2015 respectively.

(2)         Member of the Compensation and Corporate Governance Committee.

(3)         Member of the Audit and Risk Committee.

Each director’s term of office expires at the next annual meeting of shareholders of Franco-Nevada or when his or her successor is duly elected or appointed, unless his or her term ends earlier in accordance with the articles or by-laws of Franco-Nevada, he or she resigns from office or he or she becomes disqualified to act as a director of Franco-Nevada.

As of the date hereof, the directors and executive officers of Franco-Nevada, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 4,289,008 Common Shares, representing approximately 2.4% of the Common Shares outstanding.

Biographical information regarding the directors and executive officers of Franco-Nevada is provided as follows:

Pierre Lassonde, Director and Chair — Pierre Lassonde is the independent Chair of the Board.  Mr. Lassonde formerly served as President of Newmont from 2002 to 2006 and as a director and Vice-Chair of Newmont until November 30, 2007.  Previously, Mr. Lassonde served as a director and President (1982 to 2002) and Co-Chief Executive Officer (1999 to 2002) of Old Franco-Nevada.  Mr. Lassonde also served as President and Chief Executive Officer of Euro-Nevada Mining Corporation Limited from 1985 to 1999, prior to its amalgamation with Old Franco-Nevada.  Mr. Lassonde served as a director of Normandy from 2001 to 2002. Mr. Lassonde is past Chair and a past director of the World Gold Council, Chair of the Quebec National Art Museum and a director of New Gold Inc. and Enghouse Systems Limited.  Mr. Lassonde received his Chartered Financial Analyst designation from the CFA Institute in 1984, a P. Eng (Association of Professional Engineers of Ontario) in 1976, a Master of Business Administration from the University of Utah in 1973, a B.Sc. (Electrical Engineering) from Ecole Polytechnique in 1971 and a B.A. from Seminaire de St. Hyacinthe/Université de Montréal in 1967.  Mr. Lassonde was appointed a Member of the Order of Canada in 2002, was inducted into the Canadian Mining Hall of Fame in 2013 and was appointed Chair of the Canadian Council for the Arts in July 2015.

David Harquail, President, Chief Executive Officer and Director — David Harquail is President and Chief Executive Officer and is a director of Franco-Nevada.  Mr. Harquail served as Executive Vice President of Newmont (2006 to 2007) and previously served as President and Managing Director of Newmont Capital, the merchant banking division of Newmont (2002 to 2006).  Prior to the acquisition by Newmont of Old Franco-Nevada in 2002, Mr. Harquail was with Old Franco-Nevada for a period of 15 years with the final position of Senior Vice President responsible for the metals royalty division and corporate development.  Mr. Harquail is on the board of the World Gold Council and has also held roles as President and Chief Executive Officer of Redstone Resources Inc., as a director of Inco Limited, Echo Bay Mines Limited, Kinross Gold Corporation and the Prospectors and Developers Association of Canada and as a task force advisor to the Toronto Stock Exchange.  Mr. Harquail holds a B.A.Sc. in Geological Engineering from the University of Toronto, a Master’s degree in Business Administration from McGill University and is a registered Professional Engineer in Ontario.

Tom Albanese, Director — Tom Albanese is Chief Executive Officer and a director of Vedanta Resources plc and is a director of Franco-Nevada.  Mr. Albanese is also Chief Executive Officer and a director of Vedanta Limited (formerly known as SesaSterlite Ltd.), a subsidiary of Vedanta Resources plc. From 2007 to January 2013, Mr. Albanese was Chief Executive Officer of Rio Tinto plc.  Mr. Albanese previously served on the boards of Ivanhoe Mines Limited, Palabora Mining Company and Turquoise Hill Resources Limited. Mr. Albanese holds a Master’s of Science degree in Mining Engineering and a Bachelor of Science degree in Mineral Economics both from the University of Alaska Fairbanks.

Derek W. Evans, Director — Derek Evans is President and Chief Executive Officer of Pengrowth Energy Corporation (an oil and natural gas company), and is a director of Franco-Nevada.  From May to September 2009, Mr. Evans was President and Chief Operating Officer of Pengrowth Energy Trust.  Mr. Evans served as President and Chief Executive Officer of Focus Energy Trust from May 2002 until March 2008.  Mr. Evans has over 30 years of experience in a variety of operational and senior management positions in the oil and gas business in Western Canada.  Mr. Evans holds a Bachelor of Science degree in Mining Engineering from Queen’s University and is a registered Professional Engineer in Alberta.  Mr. Evans is also a member of the Institute of Corporate Directors.

Graham Farquharson, Director — Graham Farquharson is President of Strathcona Mineral Services Limited (a mining consulting firm) and is a director of Franco-Nevada.  Mr. Farquharson previously served on the boards of Placer Dome Inc., Cambior Inc., St Andrew Goldfields Ltd. and several other mining companies. In addition, Mr. Farquharson is the Chair of the Canadian Mineral Industry Education Foundation.  Mr. Farquharson holds a Bachelor of Science degree in Mining Engineering from the University of Alberta, a Master’s degree in Business Administration from Queen’s University and is a registered Professional Engineer in Ontario.  Mr. Farquharson was inducted into the Canadian Mining Hall of Fame in 2010.

Dr. Catharine Farrow, Director — Dr. Catharine Farrow is Chief Executive Officer and a director of TMAC Resources Inc. (a gold exploration and mining company) and President of FarExGeoMine Ltd. (a private consultancy) and is a director of Franco-Nevada. In addition, Dr. Farrow is a director of the Prospectors and Developers Association of Canada. Dr. Farrow previously served as Chief Operating Officer of KGHM International Ltd. (formerly FNX Mining Company Inc.). Dr. Farrow is a member of the Association of Professional Geoscientists of Ontario and the Canadian Institute of Mining, Metallurgy & Petroleum, a fellow member of the Society of Economic Geologists and is an Adjunct Professor at Laurentian University. She holds a Doctorate in Earth Sciences from Carleton University, a Masters degree in Geology from Acadia University, and a Bachelor of Science degree in Geology from Mount Allison University.

Louis Gignac, Director — Louis Gignac is Chair of G Mining Services Inc. (a private consultancy) and is a director of Franco-Nevada.  Mr. Gignac previously served as President, Chief Executive Officer and a director of Cambior Inc. from its creation in 1986 until its acquisition by IAMGOLD Corporation in 2006. Mr. Gignac previously held management positions with Falconbridge Copper Company and Exxon Minerals Company and has served as a director of several companies including St Andrew Goldfields Ltd., Marengo Mining Limited and Gaz Metro Inc.  Mr. Gignac also served as a professor in mining engineering at Laval University from 1979 to 1981.  Mr. Gignac serves as a director of Domtar Corporation and is a member of the Ordre des ingénieurs du Québec.  Mr. Gignac holds a Doctorate of Engineering in Mining Engineering from the University of Missouri Rolla, a Master’s degree in Mineral Engineering from the University of Minnesota, and a Bachelor of Science degree in Mining Engineering from Laval University.  Mr. Gignac was inducted into the Canadian Mining Hall of Fame in 2016.

Randall Oliphant, Director — Randall Oliphant is Executive Chairman of New Gold Inc. (a gold mining company) and is a director of Franco-Nevada.  Mr. Oliphant is a member of the advisory board for Metalmark Capital LLC and serves as a director of WesternZagros Resources Ltd. and Newmarket Gold Inc.  Mr. Oliphant is the current Chairman of the World Gold Council and has also served on the boards and advisory boards of a number of companies and not-for-profit organizations.  Mr. Oliphant held positions with Barrick Gold Corporation from 1987 to 2003 and served as Barrick’s President and Chief Executive Officer from 1999 to 2003.  Mr. Oliphant received his Bachelor of Commerce degree in 1984 from the University of Toronto and his Chartered Professional Accountant, CA designation in 1986.

Hon. David R. Peterson, Director — David Peterson is Chair of the law firm Cassels Brock & Blackwell LLP, and is a director of Franco-Nevada.  He was the Premier of the Province of Ontario from 1985 to 1990.  He was the founding Chair of the Toronto Raptors of the National Basketball Association and was the Chair of the successful Toronto Bid for the 2015 Pan Am Games and was the Chair of the 2015 Pan American and Parapan American Games Organizing Committee.  Mr. Peterson also serves as a director of Rogers Communications Inc. and VersaPay Corporation.  Mr. Peterson is Chancellor Emeritus of the University of Toronto and a director of St. Michael’s Hospital.  Mr. Peterson holds an LL.B. from the University of Toronto, was called to the Bar of Ontario in 1969, appointed Queen’s Counsel in 1980 and summoned by Her Majesty to the Privy Council in 1992.

Sandip Rana, Chief Financial Officer — Sandip Rana joined Franco-Nevada on April 22, 2010.  He was previously with Four Seasons Hotels and Resorts as Vice President, Corporate Finance.  Prior to joining Four Seasons in 2003, Mr. Rana was International Controller and Treasurer of Old Franco-Nevada.  Prior to that, Mr. Rana had experience at IMAX Corporation and Coopers & Lybrand.  Mr. Rana is a Chartered Professional Accountant, CA and has a Bachelor of Business Administration from the Schulich School of Business at York University.

Lloyd Hong, Chief Legal Officer & Corporate Secretary — Lloyd Hong joined Franco-Nevada in December 2012.  He was previously the Senior Vice-President, Legal Counsel and Assistant Secretary of Uranium One Inc.  Prior to that, he was a partner with the Canadian law firm of Davis LLP with a practice focused on corporate finance and mergers and acquisitions.  Mr. Hong holds a Bachelor of Commerce degree from the University of Alberta and a Bachelor of Laws degree from Queen’s University.  Mr. Hong is a member of The Law Society of Upper Canada and The Law Society of British Columbia.

Geoff Waterman, Chief Operating Officer — Geoff Waterman has more than 24 years of association with Franco-Nevada’s asset portfolio and served as Vice President, Oil & Gas, of Newmont Capital from 2002 to 2007.  Prior to that, he held increasingly senior roles at Old Franco-Nevada which he joined in 1992.  Mr. Waterman was an auditor with Coopers & Lybrand and holds a Bachelor’s degree in economics from Trent University.

Paul Brink, Senior Vice President, Business Development — Paul Brink joined Newmont Capital in 2006 as Director of Corporate Development.  Mr. Brink has experience in mining investment banking, working at BMO Nesbitt Burns and in project financing, working at UBS.  Mr. Brink holds a Bachelor’s degree in Mechanical Engineering from the University of Witwatersrand and a Master’s degree in Management Studies from Oxford University.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as set out below, no director or executive officer of Franco-Nevada (or where applicable, personal holding company of a director or executive officer):

(a)                                 is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)                                     was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or

(ii)                                  was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)                                 is, as at the date hereof, or has been, within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets; or

(c)                                  has, within 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or  had a receiver, receiver-manager or trustee appointed to hold the assets of the director or executive officer; or

(d)                                 has been subject to:

(i)                                     any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)                                  any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

For the purposes of the above, “order” means:  (i) a cease trade order; (ii) an order similar to a cease trade order, or (iii) an order that denied the relevant company access to any exemption under securities legislation, and, with respect to each, was in effect more than 30 consecutive days.

Conflicts of Interest

In the opinion of management of Franco-Nevada, there are no existing or potential conflicts of interest among Franco-Nevada, its directors, officers or other insiders of Franco-Nevada, other than as described in the following paragraph. Various officers, directors or other insiders of Franco-Nevada may hold senior positions with entities involved in the resource industry or otherwise be involved in transactions within the resource industry and may develop other interests outside Franco-Nevada. In the event that any such conflict of interest arises (or could potentially arise), a director who has such a conflict will be required to disclose the conflict to a meeting of the directors of Franco-Nevada and abstain from voting for or against the approval of such participation or such terms.  In the event that any such conflict of interest arises (or could potentially arise) for an officer or other insider of the Corporation, such person will be required to disclose the conflict to the Chief Legal Officer and abstain from participating in any discussions related to such matter and the Board will be apprised of such conflict.  In appropriate cases, Franco-Nevada will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. Any decision made by any of such directors involving Franco-Nevada will be required to be made in accordance with their duties and obligations to deal honestly and in good faith with a view to the best interests of Franco-Nevada.

Pierre Lassonde is currently a director and Randall Oliphant is currently Executive Chairman of New Gold Inc., a payor of two of Franco-Nevada’s royalty interests.  Until February 18, 2015, Graham Farquharson was a director of St Andrew Goldfields Ltd., a payor of Franco-Nevada’s royalty interests.  Conflicts of interest of these directors could arise from time to time in their capacities as directors or officers of these third parties.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no outstanding material legal proceedings to which Franco-Nevada or any of its subsidiaries is a party or was a party to during fiscal 2015 or that any of its properties or assets is subject or was subject to, during fiscal 2015, and no proceedings are known to be contemplated against Franco-Nevada, any of its subsidiaries or any of their property or assets.

There have been no penalties or sanctions imposed against Franco-Nevada by a court relating to securities legislation or by a securities regulatory authority during fiscal 2015 and there have been no other penalties or sanctions imposed by a court or regulatory body against Franco-Nevada that would likely be considered important to a reasonable investor in making an investment decision. Franco-Nevada has not entered into any settlement agreement before a court relating to securities legislation or with a securities regulatory authority during fiscal 2015.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of Franco-Nevada, any other insider of Franco-Nevada or any associate or affiliate of any of such individuals or companies has any material interest, directly or indirectly, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected Franco-Nevada or is reasonably expected to materially affect Franco-Nevada.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Common Shares is Computershare Investor Services Inc. at its principal office in Toronto, Ontario and Computershare Investor Services at its principal office in Golden, Colorado.

The warrant agent for the 2017 Warrants is Computershare Trust Company of Canada Limited at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

The following are the material contracts entered into by Franco-Nevada since October 17, 2007 (date of incorporation) and still in effect or entered into since the beginning of Franco-Nevada’s most recently completed financial year, other than material contracts entered into in the ordinary course of business (unless otherwise required to be disclosed):

1.                                      a warrant indenture dated June 16, 2009 and supplemented June 15, 2010 between Franco-Nevada and Computershare Trust Company of Canada, as warrant agent, pursuant to which the 2017 Warrants were created and issued and by which they are governed;

2.                                      an Agreement of Purchase and Sale regarding Weyburn dated November 6, 2012 and amendment dated November 8, 2012 described under “General Development of Franco-Nevada’s Business — Acquisition of Weyburn Net Royalty Interest”;

3.                                      the Credit Agreement dated January 23, 2013, as amended, between Franco-Nevada, FN U.S. and Canadian Imperial Bank of Commerce, as Administrative Agent, and Canadian Imperial Bank of Commerce, RBC Capital Markets, BMO Capital Markets, as Co-Lead Arrangers and Joint Bookrunners, and Royal Bank of Canada, as Syndication Agent, and Bank of Montreal, as Documentation Agent, and the financial institutions and other persons from time to time party thereto as Lenders described under “General Development of Franco-Nevada’s Business — Credit Facility”;

4.                                      the 2014 Underwriting Agreement relating to the public offering in August 2014 described under “General Development of Franco-Nevada’s Business — Equity Financing”; and

5.                                      the 2016 Underwriting Agreement relating to the public offering in February 2016 described under “General Development of Franco-Nevada’s Business — Equity Financing.

A copy of each material contract is available on SEDAR under Franco-Nevada’s profile at www.sedar.com.

EXPERTS

Certain technical and scientific information contained in this AIF, including in respect of the Antapaccay project, the Antamina project, the Candelaria project and the Cobre Panama project was reviewed and approved in accordance with NI 43-101 by Phil Wilson, C.Eng., Vice President, Technical of the Corporation and a “Qualified Person” as defined in NI 43-101.

In addition, disclosure in this AIF for the reserves assessment and evaluation of the oil & gas reserves including the Weyburn Unit, Midale Unit and Edson Property was prepared by GLJ for Franco-Nevada, with an effective date of December 31, 2015, in accordance with NI 51-101.

To the knowledge of Franco-Nevada, each of these experts held less than 1% of the outstanding securities of the Corporation or of any associate or affiliate thereof as of the date hereof, when they prepared the technical information contained in this AIF or following the preparation of such technical information. None of the aforementioned firms or persons received, or will receive, any direct or indirect interest in any securities of the Corporation or of any associate or affiliate thereof in connection with the preparation of such technical information.  Other than Phil Wilson, Vice President, Technical of the Corporation, none of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently, or are expected to be elected, appointed or employed as, a director, officer or employee of the Corporation, or of any associate or affiliate of the Corporation.

Franco-Nevada’s auditors are PricewaterhouseCoopers LLP.  They have advised Franco-Nevada that they are independent with respect to Franco-Nevada within the meaning of the Rules of Professional Conduct of Chartered Professional Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information relating to Franco-Nevada is available electronically on SEDAR at www.sedar.com and on the website of the SEC at www.sec.gov and on its website at www.franco-nevada.com.  The metric conversion table, listing of certain oil & gas terms, glossary of non-technical terms and glossary of technical terms are generally available on Franco-Nevada’s website.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Franco-Nevada’s securities and securities authorized for issuance under equity compensation plans, will be contained in Franco-Nevada’s management information circular for its annual and special meeting of shareholders scheduled to be held on May 4, 2016.  For information relating to compensation and corporate governance related matters, please see “Statement of Executive Compensation” and “Statement of Governance Practices”, respectively, in such circular.

Additional financial information is provided in Franco-Nevada’s financial statements and MD&A for its most recently completed financial year.

AUDIT AND RISK COMMITTEE INFORMATION

The following information is provided in accordance with Form 52-110F1 under the Canadian Securities Administrators’ National Instrument 52-110 — Audit Committees (“NI 52-110”).

Audit and Risk Committee Charter

The Audit and Risk Committee Charter (the “Charter”) is attached as Appendix C to this AIF.  The Charter was last updated effective March 24, 2011 with minor revisions.

With respect to risk management, the Charter provides that the Audit and Risk Committee (the “ARC”) will generally review with management the Company’s significant risks and exposures and the steps management has taken to manage, monitor and control such risks and exposures. The ARC will also more specifically review the Company’s principal business, political, financial, litigation and control risks and exposures with a view to ensuring that such risks and exposures are being effectively managed, monitored or controlled. For more information regarding the ARC’s responsibilities relating to risk management, please see Appendix C to this AIF.

Composition of the Audit and Risk Committee

As of December 31, 2015, the ARC was composed of the following three directors: Derek Evans, Tom Albanese and Randall Oliphant, Chair.  Each director was and is considered “independent” and “financially literate” (as such terms are defined in NI 52-110, the rules of the NYSE and Rule 10A-3 of the U.S. Securities Exchange Act of 1934).

Relevant Education and Experience

Each member of the ARC is financially literate, i.e., has the ability to read and understand financial statements. Collectively, the ARC has the education and experience to fulfill the responsibilities outlined in the Charter, including those relating to risk management. The education and current and past experience of each ARC member that is relevant to the performance of his responsibilities as an ARC member is summarized below:

Education and Experience (Past and Present)

Tom Albanese	• CEO of Vedanta Resources plc and Vedanta Limited (formerly known as SesaSterlite Ltd.) (April 1, 2014-present)
• Currently serving as Chair of Vedanta Limited’s Risk Management Committee
• Previous Chief Executive Officer of Rio Tinto plc
• Previous Chair of Rio Tinto plc Risk Committee

Derek Evans	• President, CEO and Director, Pengrowth Energy Corporation (2009-present)
• Chairman of Endurance Energy (2008-2015)
• President, CEO and Director of Focus Energy Trust (2002-2008)
• Senior Executive of Renaissance Energy (16 years)
• Member, Institute of Corporate Directors

Randall Oliphant	• Executive Chairman and Director, New Gold Inc. (2009-present)
• Chief Financial Officer of Barrick Gold Corporation (1994-1999)
• Currently serving as Chair of the audit committee of WesternZagros Resources Ltd.
• Certified Professional Accountant, CA (1986)
• Bachelor of Commerce (with honours), University of Toronto, 1984

Pre-Approval Policies and Procedures

The Board of Directors, upon the recommendation of the ARC, has adopted policies and procedures regarding services provided by external auditors (collectively, the “Auditor Independence Policy”). Under the Auditor Independence Policy, specific proposals for audit services and permitted non-audit services must be pre-approved by the ARC. The ARC may delegate to any one or more of its members pre-approval authority (other than pre-approval of the annual audit service engagement). Any approvals granted under this delegated authority must be presented to the ARC at its next meeting. The Auditor Independence Policy also provides that the ARC may pre-approve services (other than the annual audit service engagement) without the requirement for a specific proposal where the scope and parameters of such services and their attendant fees are clearly defined. The ARC must be informed in writing at its next scheduled meeting of any engagement of the external auditor to provide services in such circumstances. The Auditor Independence Policy deems de minimus non-audit services to have been pre-approved by the ARC in limited circumstances and subject to certain conditions being met.

The Auditor Independence Policy prohibits the external auditors from providing any of the following types of non-audit services:

•                                          bookkeeping or other services related to the accounting records or financial statements;

•                                          financial information systems design and implementation;

•                                          appraisal or valuation services, fairness opinion, or contribution-in-kind reports;

•                                          actuarial services;

•                                          internal audit outsourcing services;

•                                          management functions or human resources services;

•                                          corporate finance or other services;

•                                          broker-dealer, investment advisor or investment banking services;

•                                          legal services; and

•                                          any other service that under applicable law and generally accepted auditing standards cannot be provided by an external auditor.

The Auditor Independence Policy provides that the external auditor should not be precluded from providing tax or advisory services that do not fall within any the categories described above, unless the provision of those services would reasonably be expected to compromise the independence of the external auditor.

Reliance on Certain Exemptions

At no time since the commencement of Franco-Nevada’s most recently completed financial year has Franco-Nevada relied on any exemption from NI 52-110.

Audit Committee Oversight

At no time since the commencement of Franco-Nevada’s most recently completed financial year was a recommendation of the ARC to nominate or compensate an external auditor not adopted by the Board of Directors of Franco-Nevada.

Fees

For the years ended December 31, 2015 and 2014, PricewaterhouseCoopers LLP was paid fees from the Corporation as detailed below:

	December 31, 2015		December 31, 2014
Audit Fees	C$	634,212	C$	489,645
Audit-Related Fees	C$	57,000	C$	153,944
Tax Fees	C$	NIL	C$	NIL
Other Fees	C$	NIL	C$	10,955
Total Fees	C$	691,212	C$	654,544

For the year ended December 31, 2015, “Audit-Related Fees” noted above included C$57,000 for services related to the French translation of documents.  For the year ended December 31, 2014, “Audit-Related Fees” noted above included C$100,000 and C$53,944 for services related to the Corporation’s shelf prospectus supplement and French translation, respectively.

For the year ended December 31, 2014, “Other Fees” noted above included C$10,955 for CPAB fees (the Canadian Public Accountability Board, Canada’s audit regulator).

APPENDIX A
FORM 51-101F2

Reports on Reserves Data
by
Independent Qualified Reserves Evaluator or Auditor

A-1

Page 1 of 2

FORM 51-101F2
REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

1. We have evaluated the Company's reserves data as at December 31, 2015. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2015, estimated using forecast prices and costs.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

3. We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook as amended from time to time (the "COGE Handbook") maintained by the Society of Petroleum Evaluation Engineers (Calgary Chapter).

4. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

5. The following table shows the net present value of future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated for the year ended December 31, 2015, and identifies the respective portions thereof that we have evaluated and reported on to the Company's board of directors:

Independent Qualified Reserves Evaluator or Auditor	Effective Date of Evaluation Report (Mo/Dy/Yr)	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate – M$)			
			Audited	Evaluated	Reviewed	Total
GLJ Petroleum Consultants	12/31/15	Canada	-	466,493	-	**466,493**

6. In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

GLJ PETROLEUM CONSULTANTS

Page 2 of 2

7. We have no responsibility to update our reports referred to in paragraph 5 for events and circumstances occurring after the effective date of our reports.

Executed as to our report referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 12, 2016

"Originally Signed by"
John E. Keith, P. Eng.
Vice President

GLJ PETROLEUM CONSULTANTS

APPENDIX B
FORM 51-101F3

REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

Management of Franco-Nevada Corporation (“Franco-Nevada”) is responsible for the preparation and disclosure of information with respect to Franco-Nevada’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data.

An independent qualified reserves evaluator has evaluated Franco-Nevada’s reserves data. The report of the independent qualified reserves evaluator is presented in Appendix A of this Annual Information Form.

The Audit and Risk Committee of the Board of Directors of Franco-Nevada has:

(a)                                 reviewed Franco-Nevada’s procedures for providing information to the independent qualified reserves evaluator;

(b)                                 met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c)                                  reviewed the reserves data with management and independent qualified reserves evaluator.

The Audit and Risk Committee of the Board of Directors of Franco-Nevada has reviewed the procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors on the recommendation of the Audit and Risk Committee has approved:

(a)                                 the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

(b)                                 the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluator on the reserves data; and

(c)                                  the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

DATED as of this 10th day of March, 2016.

(signed) “David Harquail”	(signed) “ Geoffrey Waterman”
David Harquail President, Chief Executive Officer and Director	Geoffrey Waterman Chief Operating Officer

(signed) “Randall Oliphant”	(signed) “Derek Evans”
Randall Oliphant Director	Derek Evans Director

B-1

APPENDIX C
FRANCO-NEVADA CORPORATION
AUDIT AND RISK COMMITTEE CHARTER

PURPOSE

The Audit and Risk Committee is appointed by the Board of Directors of Franco-Nevada Corporation (the “Company”) to assist the Board of Directors in its oversight and evaluation of:

•                                          the quality and integrity of the financial statements of the Company,

•                                          the compliance by the Company with legal and regulatory requirements in respect of financial disclosure,

•                                          the qualification, independence and performance of the Company’s independent auditors,

•                                          the performance of the Company’s Chief Financial Officer,

•                                          risk management oversight,

•                                          the compliance by the Company with legal and regulatory requirements in respect of its oil and gas disclosure, and

•                                          the qualification, independence and performance of the Company’s qualified oil and gas reserves evaluator or auditor.

In addition, the Audit and Risk Committee provides an avenue for communication between the independent auditor, financial management, other employees and the Board of Directors concerning accounting and auditing matters.

The Audit and Risk Committee is directly responsible for the appointment, compensation, retention (and termination) and oversight of the work of the independent auditor (including oversight of the resolution of any disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing audit reports or performing other audit, review or attest services for the Company.

The Audit and Risk Committee is not responsible for:

•                                          planning or conducting audits,

•                                          certifying or determining the completeness or accuracy of the Company’s financial statements or that those financial statements are in accordance with applicable accounting principles or standards, or

•                                          guaranteeing the report of the Company’s independent auditor.

The fundamental responsibility for the Company’s financial statements and disclosure rests with management. It is not the duty of the Audit and Risk Committee to conduct investigations, to itself resolve disagreements (if any) between management and the independent auditor or to ensure compliance with applicable legal and regulatory requirements.

REPORTS

The Audit and Risk Committee shall report to the Board of Directors of the Company on a regular basis and, in any event, before the public disclosure by the Company of its quarterly and annual financial results. The reports of the Audit and Risk Committee shall include any issues of which the Committee is aware with respect to the quality or integrity of the Company’s financial statements, its compliance with legal or regulatory requirements in respect of financial matters and disclosure, and the performance and independence of the Company’s independent auditor.

The Committee shall also prepare, as required by applicable law, any committee report required for inclusion in the Company’s publicly filed documents.

COMPOSITION

The members of the Audit and Risk Committee shall be three or more individuals who are appointed (and may be replaced) by the Board of Directors of the Company on the recommendation of the Company’s Compensation and Corporate Governance Committee. Each of the members of the Audit and Risk Committee shall be “independent” and “financially literate” within the meaning of National Instrument 52-110 — Audit Committees (“NI 52-110”) and any other securities legislation and stock exchange rules applicable to the Company, and as confirmed by the Board of Directors using its business judgment. In addition, at least one member of the Audit and Risk Committee shall be a “financial expert” as determined by the Board of Directors in its business judgment. No member of the Audit and Risk Committee shall accept (directly or indirectly) any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries or affiliates (collectively, the “Franco-Nevada Group”) (other than remuneration for acting in his or her capacity as a director) or be an “affiliated entity” within the meaning of NI 52-110.

RESPONSIBILITIES

Independent Auditors

The Audit and Risk Committee shall:

•                                          Recommend to the Board of Directors the independent auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company and the compensation of the independent auditor;

•                                          Recommend to the Board of Directors any change of the independent auditor, and oversee any such change to ensure compliance with the provisions of the Canada Business Corporations Act and applicable securities legislation;

•                                          Require and obtain confirmation from the independent auditor that it ultimately is accountable, and will report directly, to the Audit and Risk Committee and the Board of Directors of the Company;

•                                          Oversee the work of the independent auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;

•                                          Pre-approve all audit and permitted non-audit services provided to the Company and its subsidiary entities by the independent auditor, including adopting policies and procedures for the pre-approval of the retention thereof (subject to any restrictions on such services imposed by applicable securities legislation) and including procedures for the delegation of authority to provide such approval to one or more members of the Audit and Risk Committee; and

•                                          At least annually, review the qualifications, performance and independence of the independent auditor. In doing so, the Audit and Risk Committee should, among other things, undertake the measures set forth in Schedule “A”.

The Financial Statements, Audit Process and Related Disclosure

The Audit and Risk Committee shall:

•                                          As may be delegated by the Board of Directors, review, approve and authorize the issuance of the Company’s interim financial statements, MD&A and interim earnings press releases before the Company publicly discloses this information;

•                                          Review and recommend to the Board of Directors for approval the Company’s annual financial statements, MD&A and press releases before the Company publicly discloses the information; and

•                                          Be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and will periodically assess the adequacy of those procedures.

The Audit and Risk Committee shall also, as it determines to be appropriate:

•                                          Review with management and the independent auditor,

•                                          the planning and staffing of the audit by the independent auditor,

•                                          financial information and any earnings guidance provided to analysts and rating agencies, recognizing that this review and discussion may be done generally (consisting of a discussion of the types of information to be disclosed and the types of presentations to be made) and need not take place in advance of the disclosure of each release or provision of guidance,

•                                          any significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the selection or application of accounting principles or standards, any major issues regarding auditing principles and practices, and the adequacy of internal controls that could significantly affect the Company’s financial statements, as raised by the independent auditor, and review management’s response thereto,

•                                          all critical accounting policies and practices used,

•                                          all alternative treatments of financial information by applicable accounting principles or standards that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor,

•                                          the use of “pro forma” or “adjusted” information that is not consistent with applicable accounting principles or standards,

•                                          the effect of regulatory and accounting initiatives, as well as any off-balance sheet structures, transactions, arrangements and obligations (contingent or otherwise), on the Company’s financial statements,

•                                          any disclosures concerning any weaknesses or any deficiencies in the design or operation of internal controls or disclosure controls made to the Audit and Risk Committee by the Chief Executive Officer and the Chief Financial Officer during their certification process for forms filed with applicable securities regulators, and

•                                          the adequacy of the Franco-Nevada Group’s internal accounting controls and management information systems and its financial, auditing and accounting organizations and personnel and any special steps adopted in light of any material control deficiencies.

•                                          Review with the independent auditor,

•                                          the quality as well as the acceptability of the accounting principles or standards that have been applied,

•                                          any problems or difficulties the independent auditor may have encountered during the provision of its audit-related services, including any restrictions on the scope of activities or access to requested information and any significant disagreements with management, any management letter provided by the independent auditor or other material communication (including any schedules of unadjusted differences) to management and the Company’s response to that letter or communication, and

•                                          any changes to the Company’s significant auditing and accounting principles, standards and practices suggested by the independent auditor to members of management.

Risk Management Oversight

The Audit and Risk Committee shall:

•                                          Generally review with management the Franco-Nevada Group’s significant risks and exposures and the steps management has taken to manage, monitor and control such risks and exposures.

•                                          More specifically review the Company’s principal business, political, financial, litigation and control risks and exposures with a view to ensuring that such risks and exposures are being effectively managed, monitored or controlled by:

•                                          reviewing the Company’s risk philosophy as set forth by management and the Board of Directors,

•                                          reviewing management’s assessment of the significant risks and exposures facing the Company,

•                                          reviewing management’s policies, plans, processes and programs to manage and control significant risks and exposures, including the Company’s loss prevention policies, disaster response and recovery programs, corporate liability protection programs for directors and officer and any other insurance programs, as applicable,

•                                          receiving regular reports from management regarding the development and implementation of its policies, plans, processes and programs to manage, monitor and control significant risks and exposures, and

•                                          if the Audit and Risk Committee deems it appropriate, requesting the independent auditor’s opinion of management’s assessment of significant risks facing the Company and how effectively they are managed, monitored and controlled.

Oil and Gas Reserves

The Audit and Risk Committee shall:

•                                          Recommend to the Board of Directors the appointment of the qualified oil and gas reserves evaluators or auditors, who must be independent of the Company and who will report to the Board of Directors and the Committee on the Company’s oil and gas reserves data.

•                                          Review, with reasonable frequency, the Company’s procedures relating to the disclosure of information with respect to oil and gas activities, including its procedures for complying with applicable disclosure requirements and restrictions.

•                                          Review each appointment of the Company’s qualified oil and gas reserves evaluators or auditors, and in the case of any proposed change in such appointment, determine the reasons for the proposal and whether there have been disputes between the appointed qualified oil and gas reserves evaluator or auditor and management of the Company.

•                                          Review, with reasonable frequency, the Company’s procedures for providing information to the qualified oil and gas reserves evaluators or auditors who report on oil and gas reserves data.

•                                          Prior to approving the filing of oil and gas reserves data and the report of the qualified oil and gas reserves evaluators or auditors meet with management and each qualified oil and gas reserves evaluator or auditor to:

•                                          determine whether any restrictions affect the ability of the qualified oil and gas reserves evaluator or auditor to report on the oil and gas reserves data without reservation; and

•                                          review the oil and gas reserves data and the report of the qualified oil and gas reserves evaluator or auditor thereon.

•                                          Recommend to the Board of Directors whether to approve:

•                                          the content and filing of the statement of oil and gas reserves data and other required information,

•                                          the filing of the report of the independent qualified oil and gas reserves evaluator or auditor, and

•                                          the content and filing of the required report of management and the directors.

Compliance

The Audit and Risk Committee shall:

•                                          Establish procedures for:

•                                          the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and

•                                          the confidential, anonymous submission by employees of the Franco-Nevada Group of concerns regarding questionable accounting or auditing matters.

•                                          Review and approve clear policies for the hiring by the Franco-Nevada Group of partners, employees or former partners or employees of the present and former independent auditor of the Company.

The Audit and Risk Committee shall also, as it determines appropriate:

•                                          Obtain reports from the Chief Financial Officer, other members of management and the independent auditor that the Company’s subsidiary/foreign affiliated entities are in conformity with applicable legal requirements and the Company’s Code of Business Conduct and Ethics, including disclosures of insider and affiliated party transactions.

•                                          Review with the Chief Financial Officer, other members of management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports, which raise material issues regarding the Company’s financial statements or accounting policies.

•                                          Advise the Board of Directors of the Company with respect to the Franco-Nevada Group’s policies and procedures regarding compliance with applicable laws and regulations and with the Company’s Code of Business Conduct and Ethics.

•                                          Review with the Chief Financial Officer legal matters that may have a material impact on the financial statements, the Franco-Nevada Group’s compliance policies and any material reports or inquiries received from regulators or governmental agencies.

•                                          Periodically review with management the need for an internal audit function.

Delegation

To avoid any confusion, the Audit and Risk Committee responsibilities identified above are the sole responsibility of the Audit and Risk Committee and may not be delegated to a different committee.

MEETINGS

The Audit and Risk Committee shall meet at least quarterly and more frequently as circumstances require. All members of the Audit and Risk Committee should strive to be at all meetings. The Audit and Risk Committee shall meet separately, periodically, with management and the independent auditors and may request any officer or employee of the Franco-Nevada Group or the Franco-Nevada Group’s outside counsel or independent auditor to attend meetings of the Committee or with any members of, or advisors to, the Committee. The Audit and Risk Committee also may meet with the investment bankers, financial analysts and rating agencies that provide services to, or follow, the Franco-Nevada Group.

The Audit and Risk Committee may form and delegate authority to individual members and subcommittees where the Committee determines it is appropriate to do so.

INDEPENDENT ADVICE

In discharging its mandate, the Audit and Risk Committee shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Audit and Risk Committee determines to be necessary to permit it to carry out its duties.

ANNUAL EVALUATION

At least annually, the Audit and Risk Committee shall, in a manner it determines to be appropriate:

•                                          Perform a review and evaluation of the performance of the Committee and its members, including the compliance of the Audit and Risk Committee with this Charter.

•                                          Review and assess the adequacy of its Charter and recommend to the Board of Directors any improvements to this Charter that the Committee determines to be appropriate.

SCHEDULE “A”

Qualifications, Performance and Independence of Independent Auditor

•                                          Review the experience and qualifications of the senior members of the independent auditor’s team.

•                                          Confirm with the independent auditor that it is in compliance with applicable legal, regulatory and professional standards relating to auditor independence.

•                                          Review annual reports from the independent auditor regarding its independence and consider whether there are any non-audit services or relationships that may affect the objectivity and independence of the independent auditor and, if so, recommend that the Board of Directors of the Company take appropriate action to satisfy itself of the independence of the independent auditor.

•                                          Obtain and review such report(s) from the independent auditor as may be required by applicable legal and regulatory requirements.

Updated:  March 24, 2011

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